930

02055106

## 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Alpha Credit Bank

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 09 2002
THOMSON
FINANCIAL

FILE NO. 82- 3399 FISCAL YEAR 12/31/01

*• Complete for initial submissions only* ** *Please note name and address changes*

*INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:*

| | | | | | |
|---|---|---|---|---|---|
| 12G3-2B | (INITIAL FILING) | ☐ | AR/S | (ANNUAL REPORT) | ☑ |
| 12G32BR | (REINSTATEMENT) | ☐ | SUPPL | (OTHER) | ☐ |
| DEF 14A | (PROXY) | ☐ | | | |

OICF/BY: dlw

DATE : 10/2/02

ALPHA BANK



# ANNUAL REPORT 2001





02 SEP 30 AM 9:25

**SECURITIES & EXCHANGE COMMISSION**

**(κάθε 1 ή 2 μήνες)**

Όλες τις αγγλικές εκδόσεις της Alpha Bank

- Δελτία τύπου στα αγγλικά (τα τυπώνεις από το Internet) 1 φορά το χρόνο
- Απολογισμό στα αγγλικά έτοιμος υπάρχει ok
- Δημοσιευμένες μηνιαίες λογιστικές καταστάσεις στα ελληνικά (κα. Ντούπη)
- Interim report εξάμηνο υπάρχει Internet - favourites ALPHA NC net
- και ότι άλλο σου πει ο κ. Μασουράκης

Στην πρώτη σελίδα κάθε συνημμένου, επάνω και αριστερά γράφεις το εξής: μηνιαία δελτία - λογιστικές καταστάσεις μηνιαίες

**Re: Rule 12g3-2(b)**

**File No. 82-3399**

- που τα βρίσκω Alpha Docs - SEC φάκελο
- εάν αλλάξει λογαριασμός φάκελος ...
- πόσα αντ/τυπα
- τι τα κάνω

– INTERNET

1. δίνω κωδικούς
2. information news
3. press releases - of the Bank - ...
(new interest rates δεν τα ...
4. File - print - selection (ένα - ένα αρχείο)

ALPHA CREDIT BANK

υπάρχουν ετικέτες για το φάκελο

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Athens, 18 April 2000

Attention: Special Counsel, Office of
International Corporate Finance

Re: Rule 12g3-2(b)
File No. 82-3399

αναγράφεται πάντα επάνω δεξιά στην 1η σελίδα κάθε συνημμένου

Dear Sir or Madam:

The enclosed information is being furnished to the Securities and Exchange Commission ("the Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that ALPHA CREDIT BANK A.E. is subject to the Exchange Act.

Sincerely,

M.E. MASSOURAKIS
Manager

D.K. MAROULIS

Enclosure: ( 12 ) αλλάζει κάθε φορά

Re: Rule 12g3-2(b)
File No. 82-3399

**EURO 100 MIO SUBORDINATED DEBT NOTE**

Alpha Credit Bank A.E, the country's largest bank of the private sector, issued a 10 - year, 100 million Euro Subordinated Debt Note, at a 3 month's Euribor rate plus 0.80 percent, with a coupon step-up of 1.30 percent on the 6th year onwards in case it is not called back.

Credit Suisse First Boston is the book - runner of the issue.

The issue is done through the Euro Medium Term Note Programme of the Bank and the Notes will be listed in the Luxembourg Stock Exchange.

The proceeds of the issue which are treated as Tier II capital will improve the Capital base of the Bank and will assist it in achieving its ambitious expansionary plans both in the domestic market and the nearby geographical area, increasing its market share and ensuring that it will be able to grow successfully within the competitive market environment.

It should be noted that Alpha Credit Bank A.E. is the first Greek bank to establish a Euro Medium Term Note Programme, enabling it to proceed with the issuance of senior or subordinated debt notes at the best prevailing market conditions, avoiding the time consuming documentation procedures required in case of issuing stand alone notes.

Athens, February 18, 2000

File No. 82-3399

# ALPHA ΤΡΑΠΕΖΑ ΠΙΣΤΕΩΣ

## ΛΟΓΙΣΤΙΚΗ ΚΑΤΑΣΤΑΣΗ ΜΗΝΟΣ ΦΕΒΡΟΥΑΡΙΟΥ 2000

(Ποσά σε χιλιάδες Δραχμές)

**ΕΝΕΡΓΗΤΙΚΟ**

| | | 2000 | | 1999 |
|---|---|---|---|---|
| Ταμείο και διαθέσιμα στην Κεντρική Τράπεζα | | 621 960 526 | | 748 254 374 |
| Κρατικά και άλλα αξιόγραφα δεκτά για επαναχρηματοδότηση από την Κεντρική Τράπεζα | | 1 533 226 379 | | 1 097 533 679 |
| Απαιτήσεις κατά πιστωτικών ιδρυμάτων | | 620 841 286 | | 264 745 512 |
| Απαιτήσεις κατά πελατών: | | | | |
| - Χορηγήσεις | 2 576 823 408 | | 1 698 754 863 | |
| - Λοιπές απαιτήσεις | 4 757 265 | | 3 986 049 | |
| | 2 580 580 673 | | 1 702 740 912 | |
| Μείον: Προβλέψεις | 30 000 000 | 2 550 580 673 | 20 000 000 | 1 682 740 912 |
| Χρεόγραφα | | 298 476 440 | | 216 605 623 |
| Συμμετοχές | | 545 208 275 | | 151 098 624 |
| Άυλα πάγια στοιχεία (μείον αποσβέσεις) | | 11 369 368 | | 7 033 505 |
| Ενσώματα πάγια στοιχεία (μείον αποσβέσεις) | | 54 920 375 | | 48 960 616 |
| Λοιπά στοιχεία ενεργητικού | | 156 342 919 | | 151 041 093 |
| **ΣΥΝΟΛΟ ΕΝΕΡΓΗΤΙΚΟΥ** | | 6 392 926 239 | | 4 368 013 928 |
| **ΛΟΓΑΡΙΑΣΜΟΙ ΤΑΞΕΩΣ** | | 11 946 987 998 | | 10 281 349 016 |

**ΠΑΘΗΤΙΚΟ**

| | | 2000 | | 1999 |
|---|---|---|---|---|
| Υποχρεώσεις προς πιστωτικά ιδρύματα | | 1 541 348 186 | | 800 295 636 |
| Υποχρεώσεις προς πελάτες: | | | | |
| - Καταθέσεις | 3 419 217 347 | | 2 657 063 065 | |
| Υποχρεώσεις από πράξεις προσωρινής εκχωρήσεως | 482 506 514 | | 281 496 107 | |
| | 3 901 723 861 | | 2 938 559 172 | |
| Επιταγές και εντολές πληρωτέες | 43 156 567 | 3 944 880 428 | 35 222 384 | 2 973 781 556 |
| Λοιπά στοιχεία παθητικού | | 212 909 138 | | 238 147 829 |
| Προβλέψεις: | | | | |
| - Για αποζημίωση προσωπικού λόγω εξόδου από την υπηρεσία | 2 023 871 | | 1 779 509 | |
| Λοιπές προβλέψεις | 18 100 000 | 20 123 871 | 3 100 000 | 4 879 509 |
| Δάνεια μειωμένης εξασφαλίσεως | | 91 830 750 | | — |
| Ίδια κεφάλαια | | | | |
| Μετοχικό κεφάλαιο | 148 500 000 | | 88 000 000 | |
| Αποθεματικά | 433 333 856 | 581 833 856 | 262 909 398 | 350 909 398 |
| **ΣΥΝΟΛΟ ΠΑΘΗΤΙΚΟΥ** | | 6 392 926 239 | | 4 368 013 928 |
| **ΛΟΓΑΡΙΑΣΜΟΙ ΤΑΞΕΩΣ** | | 11 946 987 998 | | 10 281 349 016 |

Αθήναι, 23 Μαρτίου 2000

**Ο ΠΡΟΕΔΡΟΣ ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ ΚΑΙ ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ**

**ΓΙΑΝΝΗΣ Σ. ΚΩΣΤΟΠΟΥΛΟΣ**

**Ο ΔΙΕΥΘΥΝΤΗΣ ΟΙΚΟΝΟΜΙΚΟΥ**

**ΓΕΩΡΓΙΟΣ Ν. ΚΟΝΤΟΣ**

ALPHA BANK

# INVITATION
# TO THE ORDINARY GENERAL MEETING OF SHAREHOLDERS

In accordance with Law 2190/1920 "On Corporate Legislation", as amended, and Article 12 of the Bank's Articles of Incorporation, the Shareholders of Alpha Bank A.E. are invited to the Annual Ordinary General Meeting (A.G.M.) on Tuesday April 2, 2002, at 12.00 noon, in Athens, at the Athenaeum Intercontinental Hotel, 89-93 Syngrou Avenue.

## AGENDA

1. Submission and approval of the Balance Sheet as at 31.12.2001 and the annual financial statement along with the relevant reports of the Board of Directors and the Auditors.
2. Discharge of the Board of Directors and the Auditors for any responsibility for the financial year 2001.
3. Election of Auditors, regular and alternate, for the financial year 2002 and approval of their remuneration.
4. Increase of the Share Capital a)by the capitalisation following appreciation of the real estate according to the provisions of Law 2065/1992 and b)by the capitalisation of the share premium reserve.
5. Conversion of the share capital and the share's nominal value into Euro.
6. Amendment of Article 5 of the Articles of Incorporation because of the above increase and the conversion of the share capital and the share's nominal value into Euro.
7. Approval of the Merger Balance Sheet and relevant financial statements of the "Alpha Finance A.E." as at 30.9.2000.
8. Discharge of the Members of the Board of Directors of "Alpha Finance A.E." for the financial period 1.1.2000 through 30.4.2001.
9. Discharge of the regular Auditors of "Alpha Finance A.E." for the financial period 1.1.2000 through 30.4.2001.
10. Approval of the Board of Directors' fees.
11. Authorisation, according to paragraph 1 Article 23 of Law 2190/1920, to the Members of the Board of Directors, the General Management or Managers to participate in the Board of Directors or the management of companies of the Group with similar purposes.

All shareholders have the right to participate in the Annual General Meeting and vote, in person or by proxy. Every share gives the right to one vote. Shareholders who wish to attend the Annual General Meeting should, through their operator in the Dematerialised Securities System (S.A.T.) bind whole or part of the shares they possess in exchange for a share binding certificate, which they should deposit by Wednesday March 27, 2002 in any Branch of Alpha Bank. In cases where no operator has been appointed and the shares have been placed in the special account, share binding certificates will be issued by the Central Securities Depository (1 Pesmazoglou Street).

Shareholders can also deposit their share binding certificates in any bank in Greece or the Deposit and Loans Fund and abroad in Alpha Bank Branches or in Alpha Bank London, Alpha Bank Limited, Alpha Bank Romania and Kreditna Banka A.D. Skopje or any other bank and present the receipt they will be supplied with as well as any documents of representation at the Main Branch of Alpha Bank, 40 Stadiou Street (Shareholders' Service) by Wednesday March 27, 2002.

Athens, February 21, 2002

The Board of Directors

**Chairman and Managing Director**

Yannis S. Costopoulos

**General Managers**

Constantine A. Kyriacopoulos

Demetrios P. Mantzounis

## Corporate Centre

**Chief Economist**

George A. Provopoulos

- Economic Research Division

**CFO**

Marinos S. Yannopoulos

**Chief of Finance**

- Financial Services Division
- Financial Control Division
- Participations Division

**Chief Risk Officer**

- MIS Division
- Risk Management Division

---

- Secretariat Division
- Audit and Inspection Division
- Legal Services Division
- Human Resources Division
- Alpha Astika Akinita
- Ionian Hotel Enterprises
- Delta Singular
- Icap

... structure of the Bank and the Group, as decided by the Board of Directors, on 21.3.2002.

General Manager

Wholesale Banking

Constantine A. Kyriacopoulos

*Corporate Banking*
*Shipping*
*International activities*

Executive General Manager
Spyros N. Filaretos

- □ Corporate Banking Division
- □ Shipping Division
- □ International Network Division
- □ Financial Institutions Division
- □ Alpha Bank London
- □ Alpha Bank Jersey
- □ Alpha Bank Romania
- □ Alpha Bank Cyprus
- □ Alpha Bank a.d. Skopje

*Investment Banking*
*Treasury*

Executive General Manager
Artemis Ch. Theodoridis

Treasurer
- □ Treasury Division

- □ Alpha Finance
  - Brokerage Services
  - Corporate Finance
- □ Alpha Ventures
- □ Alpha Finance US

*Asset Management*
*Private Banking*

Executive General Manager
Marinos S. Yannopoulos

- □ Alpha Asset Management
  - Management and Research
  - Institutional Investors
  - Marketing
- □ Alpha Private Bank
- □ Alpha Investment Services
- □ Alpha Mutual Funds
- □ Alpha Portfolio Investments

# The Organisational Chart

**General Manager**
**Retail Banking**
Demetrios P. Mantzounis

- **Branch Network**
  **Executive General Manager**
  Stephanos N. Karathanassis
  - Branches Divisions
  - Alternative Channels Division
- (reporting directly)
  - Credit Division
  - Non-Performing Loans Division
  - Marketing Division Products & Cards
  - Products Research & Development <----> IT Research & Development
- **Information Technology**
  - Electronic Data Processing Division
  - Software Applications Division
  - Organisation Division <---> Organisation Division (Operations)
  - IT Research & Development
- **Operations**
  - Operations Division
  - Property Management Division
  - Organisation Division
- **Personnel**
  - Personnel Division
  - Personnel Insurance Division
  - Remuneration Division
  - Training Division
  - Security Department
- (reporting directly)
  - Bank and Credit Cards Division
  - Alpha Insurance Company
  - Alpha Leasing
  - ABC Factors

ALPHA BANK

# ANNUAL REPORT 2001

ATHENS 2004

ALPHA BANK

OFFICIAL BANK

*The roots of Alpha Bank go back to the J.F. Costopoulos Firm, which, shortly after its establishment in the city of Kalamata in 1879, developed banking activities.*

*In 1916, J.F. Costopoulos, in co-operation with the Popular Bank, established, in Kalamata, the J.F. Costopoulos Bank, by way of general partnership, which, two years later, in 1918, gave place to the Bank of Kalamata, a societé anonyme.*

*In 1924 the Bank of Kalamata was merged with the banking department of the J.F. Costopoulos Firm, which had been again activated, forming the Banque de Crédit Commercial Hellénique in Athens. In 1947 the title was changed to Commercial Credit Bank, later in 1972 to Credit Bank and finally in 1994 to Alpha Credit Bank.*

*In 1999, Alpha Credit Bank acquired a 51% stake of the Ionian and Popular Bank of Greece, which came into existence through a merger between the Ionian Bank and the Popular Bank in 1958. The Ionian Bank, the oldest banking institution of modern Greece and one of the official issuers of Greece's currency until 1920, was founded in Corfu in 1839 and based in London. In 1938, it acquired the majority of the Popular Bank's shares, which was owned by the Loverdos brothers. The Popular Bank was founded in Athens, in 1905, and it had participated as a general partner in the J.F. Costopoulos Bank.*

*On March 29, 2000, Alpha Credit Bank absorbed the Ionian and Popular Bank.*

*The new enlarged Bank is Alpha Bank.*

# Basic Financial Indicators of the Bank*

(in million drachmae as at December 31)

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Total Assets | 9,547,122 | 9,615,090 | 7,894,888 |
| Deposits | 7,758,519 | 6,793,088 | 5,841,322 |
| Loans and advances and corporate bonds | 4,525,036 | 3,923,392 | 3,261,292 |
| Equity capital | 720,020 | 667,005 | 668,237 |
| Net profit before tax | 117,927 | 107,200 | 183,460 |
| Net profit after tax | 82,820 | 75,627 | 139,533 |
| Dividends payable | 57,403 | 50,289 | 43,560 |
| Dividends per share (in drachmae) | 310 | 310 | 293 |
| (shares) | 185,171,560 | 162,221,560 | 145,697,848 |
| Earnings per share after tax, Directors' fees and profits distributed to senior management (in drachmae) | 437 | 456 | 954 |

# Basic Financial Indicators of the Group*

(in million drachmae as at December 31)

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Total Assets | 10,189,865 | 10,284,758 | 8,357,221 |
| Deposits | 8,397,660 | 7,335,419 | 6,262,684 |
| Loans and advances and corporate bonds | 5,022,712 | 4,355,275 | 3,515,759 |
| Equity capital (including minority interests) | 776,792 | 755,540 | 816,141 |
| Net profit before tax | 123,724 | 154,322 | 288,711 |
| Net profit after tax and the minority shareholders' share | 70,763 | 80,895 | 145,995 |
| Consolidated earnings per share after tax, Directors' fees, profits distributed to senior management and the minority shareholders' share (in drachmae) | 415 | 491 | 994 |

* Some figures and the number of shares have been adjusted for comparison reasons, repos are included in deposits.

# Contents

# To the Shareholders, Clients and Staff

The year 2001 was once again a creative year for the Bank and our Group; activities in key sectors of the market posted a considerable increase and good results, despite the global recession and the decline of the stock markets which affected the results of certain Group companies.
The most significant events that shaped our course during the year were the progress made in modernising the administrative structure and operational functions of our Branches, the successful increase of our market share in the consumer and housing credit sectors, and of course the attempt to merge with the National Bank, even if this bid to create a new, large, European-standard Bank did not bear fruit.
Another important event was the proclamation (in February) of the Bank as Grand National Sponsor and Official Bank of the Athens 2004 Olympic Games. By pledging the largest, to date, sponsorship in the Greek banking history, we shall support an undertaking of national significance and very considerable economic impact on the country's growth for the entire decade. We are very proud to be associated with this national mission, through which we can also reinforce our relationship with our clientele and our overall presence in the domestic market.
The Olympic sponsorship provides an important communication opportunity, which will be complemented by the mobilisation of our Staff on behalf of our common vision of the Olympic Games, by the launch of Olympic banking products, and by holding events related to the Games.
The first related marketing programme that we promoted as Official Bank of the Athens 2004 Olympic Games was the issue, in June 2001, of the Gold ATHENS 2004 Visa credit card. There followed the Silver ATHENS 2004 Visa card, a product with wider circulation. As regards the special Olympic events, the Bank designed the "Alpha Bank Panorama of Olympic Sports" which has been presented since September 2001 with the aim of covering the entire country by June 2004. The Bank also assumed the sponsoring of the annual Athens Marathon, which henceforth will be promoted under the appellation: "Athens Classic Marathon - Alpha Bank". The promotion of the Bank as Official Bank of the Athens 2004 Olympic Games commenced in March 2001 with announcements in the press, and will continue throughout the preparatory period and of course during the Games.
The introduction of the Euro in physical form for all transactions as of January 1, 2002 marks the successful adoption of the single European currency by our country and entails low and stable interest rates and a very considerable reduction of currency risks. The new economic environment, in conjunction with the extensive investment projects undertaken by the state and private sectors and co-financed by the Third Community Support Framework in the context of the country's preparations for hosting the Olympic Games, have given a considerable impetus to the growth of the Greek economy and of the financial sector in particular. The low cost of money contributes to reducing significantly the cost of financing investment plans and business activity and the cost of financing consumer and housing expenses. The Greek companies are already competing on equal terms with their European counterparts as regards availability and cost of financing.
The Bank completed successfully the procedures for adapting to the Euro, so that as of January 1, 2002 all transactions are executed in the new currency. Concurrently, and in accordance with our principle of providing modern and comprehensive banking services, we arranged that in most of our Branches the public had access to specially trained personnel

for information and assistance regarding the new currency.

On October 31, 2001 it was announced that our Bank was discussing with the Management of the National Bank of Greece regarding a possible merger of the two Banking Groups. It was undoubtedly a prospect with no precedent for the Shareholders, Clients and Staff of the two Banks. The result of such a merger would have been the creation of a financial Group of European scale, with a powerful capital base and an enhanced presence in global capital markets. Unfortunately, our plans to create a corporation that would be in a position to face the continuously intensifying competition in the global market were not realised, since the difficulties encountered in implementation proved insurmountable. We had embarked on the undertaking having in mind a merger of equals, but in the course of the discussions there arose differences in mentality that, in our view, would not ensure the common objective of creating a powerful Greek bank with a European structure, operating on the basis of market driven principles governing modern banking. We emerged from this process wiser, more experienced, stronger, more conscious than before of our value, and certain that we shall advance united, with the will and capability to achieve even higher attainments.

In the present conjuncture, the Bank continues to apply a careful policy regarding credit expansion, it is modernising, and improving its technological infrastructure and controlling operating costs while staying at the forefront of current developments by creating and promoting new, pioneering products.

In this context, in 2001, we gave special emphasis to our housing loans, which we improved and offered on more attractive terms. The result was that such loans posted an impressive 80% increase since early 2001 and that we improved our share in this very significant market, since the increase in housing loans posted by all commercial banks did not exceed 35%. Our activities in the consumer credit sector also had satisfactory results: consumer credit balance (excluding credit cards) increased by 63%, and the prospects for 2002 are excellent, promising even more impressive results. In the wake of these developments, the share of housing and consumer loans in the Bank's overall loan portfolio amounted to 16.2% at the end of 2001, as against 11.5% at the end of 2000. It is expected to reach 24% in 2002.

We were also active in extending further our activities in the small and medium sized firms and independent business sector, offering new competitive financing products adapted to their needs and effective support in all fields of their business activities. Loans to small and medium sized firms correspond to 58% of the Bank's total loans and advances.

The extension of our financing activities in new sectors with higher rate margins is effected without endangering the very satisfactory quality of the loans granted up to now. In this way, and by using modern risk assessment systems, the interest rate margin in loans has improved (2.6% in 2001, up from 2.3% in 2000) without assuming any increased risk. The percentage of loans in default for a period exceeding 90 days is 2.7% of total loans (as against 3.1% at the end of 2000) and is the lowest in the Greek market. The Bank has moreover created reserves against future bad/doubtful loans, amounting to 1.7% of total loans at the end of December 2001. This percentage is deemed satisfactory, since the Bank writes-off all bad claims at the end of the year.

The earnings posted by the Group in 2001 were satisfactory in view of the negative trends in the stock market. Earnings before tax and after minority rights amounted to Euro 344 million as against Euro 373 million in 2000, posting a small decline of 7.8%. In particular, net earnings from interest amounted to Euro 710 million as against Euro 526 million in 2000, posting a considerable increase of 35%. In contrast, there was a sharp drop in earnings from financial operations and net earnings from commissions (by Euro 148 million and Euro 60 million respectively), mainly because of the fall in commissions on mutual funds and in the revenue of our investment portfolio companies, due to the negative course of the stock market.

However, these developments do not affect the mid- to long-term prospects for the growth of the Group's earnings and activities. The Group continues to grow and currently holds a strong position, enabling it to obtain additional benefits from operations in the fast-developing Greek financial services market, in Southeast Europe and in the single European market.

The Group's Assets in 2001 amounted to Euro 29.9 billion as against Euro 30.2 billion in 2000, posting a small decline of 0.9%, mainly because of the sharp reduction of claims against credit institutions, by 71.8%. Loans increased by 16% and amounted to Euro 14.7 billion at the end of 2001, as against Euro 12.7 billion at the end of 2000. Deposits and repos amounted to Euro 24.7 billion at the end of 2001, as against Euro 21.5 billion at the end of 2000, posting an increase of 14.5%. Mutual funds amounted to Euro 3.8 billion at the end of 2001, as against Euro 6.5 billion at the end of 2000. The sharp decline is attributed to the transfer of considerable amounts of capital from money market mutual funds to repos, which were tax-exempt until the end of 2001. Thus, at the end of 2001 money market mutual funds amounted to 50.5% of the total, equity funds to 31.8%, bond funds to 15.8% and balanced funds to 1.98%.

Equity capital on 31.12.2001 amounted to Euro 1.87 billion, as against Euro 1.58 billion on 31.12.2000.

Performance indices remained at satisfactory levels. In particular, return on Assets after tax and minority rights (ROA) stood at 0.7% and return on equity (ROE) after tax and minority rights stood at 12%. Net interest margin (NIM) increased to 2.4% in 2001, up from 1.9% in 2000. The capital adequacy ratio, shall, after the forthcoming conclusion of a further syndicated Subordinated Loan, amount to approximately 11% for the Bank and approximately 9.5% on a consolidated basis.

The electronic distribution networks are being constantly enriched with new capabilities in order to offer value added services to firms and consumers, such as transactions via personal computer, automated transactions via telephone, transactions via the Internet (including access by mobile phone), on-line stock market activities via the Internet (including access to stock markets abroad), communication between the Bank's systems with corporate systems, and transfer of corporate data files via the Internet.

The above, along with the 730 ATMs installed in 411 Bank Branches and elsewhere in Greece and the 35 ATMs installed in the premises of the Group's Banks abroad, the 26,600 Alphalink terminals (EFT-POS) installed in company premises to serve card transactions, approximately 1,200 insurance advisors and the Branches of the Group companies, constitute an extensive, constantly upgraded network serving our clientele.

The aspect of the Branches is also gradually changing, in the context of the operational restructuring programme "Proteus 21". The programme (expected to have been completed by June 2002) aims at offering improved service to our clients, but also at helping to control operational costs and to improve the Bank's productivity.

In the context of reorganising the Group, the establishment of the new Alpha Finance was completed; the company is 100% controlled by the Bank and has undertaken the investment banking and brokerage sector. In addition, Ionian Leasing was absorbed by Alpha Leasing, and 50% of the shares in ABC Factors were acquired so that the Bank now owns 100% of the company. The companies Alpha Investment Services and Alpha Asset Management commenced operations in the sector of managing clients' portfolios, and Alpha Equity Fund in the venture capital sector. In the information technology sector, the merger of Delta Informatics with Singular to form Delta Singular was completed.

Alpha Bank continues its ascent, turning to account the dynamic growth posted by the Greek Economy in the current difficult global financial situation. The results posted by the Group companies are satisfactory, especially in the case of companies not affected by the negative trends in stock markets. Alpha Astika Akinita posted an increase of 35% in earnings before tax. Alpha Insurance Company posted an impressive increase of 25.8% in the life insurance sector, even though that market has declined overall. Alpha Leasing and ABC Factors posted an increase in turnover of 25.3% and 50% respectively.

Our subsidiary Banks in Southeast Europe and Great Britain continue on their successful course, posting considerable growth and expanding their presence in the local markets. Especially noteworthy is the increase in their profitability, led by Alpha Bank Romania, which posted a considerable increase in activities while its earnings rose by 27%.

Internationally, the events of September 11, 2001 have intensified the uncertainty in global markets. Despite the 23.5% drop of the General Index of the Athens Stock Exchange in 2001 and a sharp decline in the volume of transactions which affected the revenues of the Bank and the Group, we believe that mid-term prospects are encouraging. In forthcoming years the rate of growth of the Greek economy will reach almost 4% per year, while the indicators of Greek banks are expected to grow at a fast rate and gradually draw nearer to European average levels, offering new growth opportunities. Our Bank, ready as always to face every challenge successfully, adhering to its principles and values, is very well placed to continue its upward course.

Our primary objective in forthcoming years is to reinforce the leading role of the Alpha Bank Group in the overall financial sector and to further expand our activities in the countries of Southeast Europe. The main axes of our policy are to expand our activities in the retail banking and small and medium sized firms sectors, and to attain high rates of growth in the sectors of clients' portfolio management (mutual funds, mass affluent banking, private banking), insurance, investment banking and corporate banking. One of our principal aims is to improve profitability so that our shareholders can enjoy the maximum possible returns, and to increase our market share, especially in sectors where there exist considerable margins for growth. We also strive to maximize customer satisfaction, providing comprehensive service in connection with the entire range of the Group's products and services and improving on the time required to finalise transactions. In this field, special emphasis is given to exploiting the capabilities of electronic banking and the new networks available for distributing products and services.

In particular:

- In the retail banking sector, and especially in housing and consumer credit, our aim is to attain a considerable increase in our financial indicators in 2002.
- In corporate banking, where the Group's market position is strong and growing at a fast rate, our aim in 2002 is to expand the number of our clients, and thereby increase loans by 20%.
- In asset management, a sector expected to post considerable growth in the Greek market in the next years, we are developing our administrative structure in order to take advantage of the opportunities effectively and provide enhanced services to our clients. By placing suitable, specially trained personnel in the Bank's Branches, we aim at expanding our activities considerably as compared to the levels reached in 2001.
- We also aim at achieving a broader utilisation of the Bank's Branches and the Group companies in the insurance product sector, in real estate services and in alternative financing methods for firms (leasing, factoring, corporate bonds), in order to further expand our activities.
- As regards our activities abroad, beyond the renaming of Kreditna Banka a.d. Skopje to Alpha Bank a.d. Skopje and the expansion of its network, our first Branch will soon commence operations in Belgrade, while the expansion of our Branch networks in Bulgaria (by six new Branches), in Albania (by three new Branches) and in Romania in the forthcoming years, is expected to coincide with a rise in the incomes of the local populations and a rise in the demand for financial services, which shall be considerable.

In all these sectors we shall operate forcefully, aiming at a significant expansion of our activities.
On behalf of the Board of Directors, I would like to extend our gratitude to all who contributed to the attainment of our Group's objectives, and especially to the Shareholders and Clients for their continuing confidence, and to our Staff, for their work and dedication which enable us to reach even higher attainments.

Athens, February 21, 2002

The Chairman

Yannis S. Costopoulos

## The International Economy

In 2001 global economic conditions deteriorated considerably with the result that global GDP and trade grew at a rate of 2% and 4% respectively in 2002, down from 4.4% and 12.4% in 2000. The dramatic events of September 11 had a direct impact on the US economy and affected the already negative international economic environment by increasing uncertainty in global markets and shaking consumer and business confidence. However, the consequences were contained by the interest rate cuts effected by the Federal Reserve Bank and the measures taken by the US government to strengthen demand. We note the following developments in the world's main economic regions:

In the Euro zone, GDP grew at a rate of only 1.6% in 2001 (data by Eurostat), as against 3.4% in 2000. This weakening of economic activity is attributed to the fall in the rate of increase of exports (2001: 3.8%, 2000: 11.9%) because of a considerable drop in global demand, and to the reduction of investment plans because of stock readjustment and the pressures brought to bear on corporate earnings. The fiscal situation -which is linked to economic growth- also worsened, as indicated by the deficit recorded in the wider state sector (2001: -1.1% of GDP, 2000: +0.3%). On the positive side, the structural changes that have accelerated in the European Union in recent years reinforced employment, so that unemployment declined further and now stands at 8.5% of the workforce, as against 8.9% in 2000. Monetary stability was safeguarded, with the Consumer Price Index inflation contained in 2001 to 2.8%, as against 2.4% in 2000, despite the increase in energy prices, the further weakening of the Euro, and the increase of unit labour costs by 1%.

In the USA, economic activity, after a decade of growth at an average annual rate of more than 40% in the last four years, reached in 2001 1.1% (down from 4.2% in 2000) because of the fall in investment and consumption growth. The events of September 11 lengthened the downward swing of the economic cycle, increased uncertainty, and led to risk-avoidance moves. However, the creation in 2001 of a negative output gap limited inflationary pressures to 2.1%, down from 2.3% in 2000, despite the considerable strengthening of liquidity aimed at preserving normal market conditions.

The Japanese economy is still in recession, and posted a negative growth rate in 2001 (2001: -1%, 2000: +1.5%) along with rising unemployment. We should note however that the Japanese economy is being slowed down by the attempted restructuring and reform of many sectors, including the banking sector which in recent years has been burdened by very high levels of bad loans.

The economies still in a stage of transition to free market conditions continued growing at a fast rate (4%), though slower than in 2000 (6.3%). The stability and development programmes they have been applying in the last ten years resulted in reducing inflation to 16.5%, down from 20% in 2000 (International Monetary Fund's data).

Emerging economies as a whole posted a fast rate of growth (7%), though they were negatively affected by the fall in global demand for information technology and telecommunications products. The countries of Latin America are beset by serious fiscal and structural problems, most evidently in the economy of Argentina, which underwent a deep political and financial crisis culminating in the lifting of the fixed peso-dollar parity.

Prospects for the current year appear encouraging. International agencies predict a trend towards recovery in the second half of 2002, accompanied by a further restriction of global inflation to 3.5%. The grounds for expecting recovery are: first, the improvement of fundamentals in recent years in advanced, emerging and economies in transition; second, the ability to further improve productivity by applying new technologies and third, global communication and co-operation in the framework of international institutions, allowing the timely taking of measures against economic disturbances. These factors are expected to reduce uncertainty, create a better climate in global capital markets, and, along with the decline in interest rates, strengthen global economic activity.

## The Greek Economy

The progress made by the Greek economy in recent years was confirmed by the country's accession to the Euro zone and the smooth introduction of the new currency in physical form. The launch of the Euro and the application in Greece of the single monetary policy create the conditions for long-term monetary stability and real convergence. The introduction of the Euro leads to price transparency, enhances consumer awareness, and reinforces competition, thus containing inflationary pressures. In addition, the fall in interest rates entailed by the adoption of the Euro has a positive effect on economic activity, leading to low financing costs in the Greek economy and facilitating access of Greek firms to the single market. At the same time however, the single monetary policy restricts the scope of internal economic policy, reinforcing the need to continue with fiscal reform and the policy of reducing public debt; concurrently, the intensifying competition and economic restructuring in the European Union pose new challenges for the Greek economy.

The main indicators of the Greek economy had as follows in 2001:

**a.** GDP grew by 4.4% in 2001 (2000: 4.3%), a percentage that is almost triple the community average. The unfavourable global economic conditions affected domestic economic activity less than the other Euro zone states. The year 2001 was the sixth consecutive year in which growth rates in Greece exceeded the EU average. Investment remains the main factor driving growth. Total investments on fixed assets increased by 8.8% in 2001 (7.8% in 2000) and now account for 25% of GDP (23% in 2000). Private investments, in particular, increased by 8.7% and accounted for 19.8% of GDP (18.9% in 2000). The increase in investment is linked to the implementation of the investment programmes included in the Community Support Framework, the structural changes being attempted through the deregulation of important markets (telecommunications, energy), the partial privatisations effected, and the lower cost of money. In addition, private consumption increased by 3.3% (2000: 3.1%) reinforcing expenditure and the national income despite the global slow-down, because of the fall in interest rates, the increase in loans, and the ongoing convergence of Greek consumption patterns to those applying in European Union member-states, in view of the fall in domestic rates.

**b.** Inflation on the basis of the Consumer Price Index (beginning – end of the year) fell to 3%, down from 3.9% in 2000. Core inflation also declined as compared to the previous year (2001: 3.3%, 2000: 3.4%). On the basis of the harmonised Consumer Price Index, inflation fell to 3.5% in December 2001 (3.7% at the end of 2000), while it remained unchanged in the Euro zone, at 2.1%. The fall in inflation is attributed to the fall in real unit labour costs (2001: -1.2%, 2000: -1.5%), to the efforts made to attain fiscal balance, to the fall in demand abroad, and to favourable fuel prices. The increase in the wholesale price index was 2.1% in December 2001 as against an increase of 6.7% in December 2000, indicating a trend towards still lower inflation in 2002.

**c.** The fiscal situation improved in 2001 and contributed to creating a stable environment in the economy. The improvement in fiscal conditions is reflected in the creation of a primary surplus equal to 6.6% of GDP (6.1% in 2000), in a surplus equal to 0.1% of GDP on the general government level, and in the reduction of public debt to an amount equal to 99.6% of GDP (102.7% in 2000). These positive developments are attributed to the fact that economic activity remained high and that expenditure growth was contained, mainly due to lower interest payments in connection with the public debt. In contrast, revenue growth posted a small shortfall. Revenues increased by 6.9% as against a forecast of 7.9%, in part because of cuts in certain taxes.

d. An improvement was also recorded in external transactions. The deficit of the balance of current account was restricted to 5.8% of GDP, as against 7% in 2000. This improvement is mainly attributed to the reduction in the trade deficit, and secondarily to the increase in the surplus of the balance of services and transfers. The improvement in the balance of trade (excluding oil) is partly due to the considerable increase in revenues from exports, which more than compensated for the increase in imports. The significant rise in exports is due to the improvement in competitiveness on the basis of relative prices, and to the increased export orientation of Greek firms, as expressed in their fast penetration in the markets of Southeast, East and Central Europe. Note that 40% of exports and 70% of imports still concern European Union member-states.

The rise in the balance of services is mainly attributed to the increase in travel services, and the rise in the balance of transfers to the increase in remittances by immigrants and net inflows from the European Union. In financial transactions, there was a rise in the flow of private capital for direct investments and a concurrent rise in private capital for portfolio investments, due to the spread that still applies in favour of Greek rates.

e. Total credit expansion increased at a fast rate of approximately 17% in 2001, due to the sharp drop in interest rates and the increase in nominal GDP. The drop in stock prices also contributed to the increase in credit expansion. In particular, consumer credit rose by 48%, as against 42.7% in 2000. As regards the composition of loans to consumers, credit card loans continued to rise at a fast rate (2001: 65%, 2000: 49.8%), while the rate of increase of consumer loans for the purchase of durables declined (2001: 38%, 2000: 46.4%) as did that of personal loans (2001: 28%, 2000: 31.9%). Growth remains strong in housing loans (2001: 40%, 2000: 32.2%). Note that the balance of consumer and housing loans in 2001 reached an amount equal to 17% of GDP (as against 12.2% in 2000), while the corresponding percentage in the Euro zone is in the range of 50%. As regards other sectors of the economy, the rate of growth of credit to commerce declined (2001: 18%, 2000: 34.2%), while it remained stable as regards the industry-manufacturing-mining sector (12%), and declined towards agriculture (2001: -3.8%, 2000: +7.5%).

f. As regards the efforts made to restructure the economy, we note the following: in privatisations, the Corinth Canal was partially privatised, an additional 10% stake in the Greek Telecommunications Corporation (OTE) was made available to institutional investors, and the Football Lottery Corporation (OPAP) was listed in the Athens Stock Exchange. In addition, stakes in the Agricultural Bank, the Thessaloniki Port Organisation and the Thessaloniki Water and Drains Corporation were made available to the investing public. In market deregulation, the telecommunications market has been fully deregulated since January 2001, both in cable-enabled communications in fixed-point voice telephony, and in telecommunication services infrastructure networks. In addition, the energy market was partially deregulated – in particular, the deregulation concerned high voltage power, which accounts for 34% of electricity consumption. Since early 2001 the State Power Corporation (ΔΕΗ) operates as an incorporated company, and its share titles have been listed in the Athens Stock Exchange.

The government plans to advance further the denationalisation programme and to undertake a series of restructuring moves concerning the institutional framework in which the economy operates. However, despite structural reforms like the above, the state sector remains overgrown; the ratio of government expenditure to GDP is still high, with state-sector consumption at 15.8% of GDP in 2001 as against 15.1% in 1990. In addition, the labour market functions under conditions that impede the productive process.

**g.** Competition in the banking sector is intense and constantly increasing – a result of the monetary union and the globalisation of the financial services market. Indicative of the above is the fact that the spread between the short-term loan rate to businesses and the deposit rate was reduced to 5.9% in 2001, as against 6.5%, 7%, and 9.6% in 2000, 1999 and 1998 respectively. The banking sector is developing on an ongoing basis, so that in 2001 total assets held by the banking system amounted to 155% of GDP, as against 100% in 1997. The large banking groups are increasingly responsive to the requirements of the clientele regarding the improvement of the services provided and the introduction of new products. Concurrently, smaller banking enterprises are entering the market, providing services in a range of activities. The considerable improvement in the effectiveness of the banking system in conjunction with the smooth introduction of the Euro into the Greek economy, indicate that Greek banking institutions compete on equal terms with their counterparts in the Euro zone.

The banking system is expected to display further dynamism. Growth indicators for the Greek banking system, such as the number of ATMs, the number of residents per bank branch, the ratio of loans to deposits, banking via the internet, and demand indices in housing and consumer credit, mutual funds, etc. are still at lower levels than in the European Union. Demand for financial services is expected to remain high in forthcoming years, in view of the fall in interest rates and the establishment of conditions of economic stability and high growth rates.

**h.** There is no doubt that the introduction of the Euro has a positive impact on the Greek economy. The implementation of the Third Community Support Framework implies that sufficient infrastructure can be built and that economic activity can be strengthened, especially given that the level of investment in the next two years will be high, because of projects related to the ATHENS 2004 Olympic Games. In order however to turn these advantages and new opportunities to account, further structural reforms must be undertaken in the direction of deregulating markets, resolving the social security issue, and limiting state interference in the economy, so that the forces of inertia which preserve the inflexibilities of the economy can be overcome. Despite structural weaknesses however, the mid-term prospects for the Greek economy remain good.

# The activities of the Bank and the Group

The year 2001 was once again a creative year for the operation of the Bank and our Group; activities in key sectors of the market posted a considerable increase and good results, despite the global recession and the decline of stock markets.
The most significant events that shaped the course of Alpha Bank during the year were the assumption of the largest sponsoring venture ever realised in Greece, which led to the proclamation of the Bank as Grand National Sponsor and Official Bank for the ATHENS 2004 Olympic Games, the significant progress made in modernising the administrative structure and operational functions of our Branches, the successful increase of our share in the private sector, and of course the attempt to achieve a merger with the National Bank, even if this bid to create a new, large, European-standard Bank did not bear fruit.
Earnings before tax increased by 10% and amounted to Euro 347 million as against Euro 315 million in 2000; on a consolidated basis, earnings before tax and after minority rights amounted to Euro 344 million as against Euro 373 million in 2000 (-7.8%). These results - attained in 2001, a year of a considerable drop in interest rates due to the introduction of the Euro and the intense competition, and also a year of wide fluctuations in global markets- are deemed satisfactory, especially taking into consideration the continued negative course of the Stock Exchange for the second consecutive year.
Loans increased by 16% and amounted to Euro 14.7 billion. The Bank has one of the healthiest loan portfolios in the market. Loans to small and medium sized firms account for 58%, and loans to large corporations to 23% of total loans. Housing loans, to which the Bank gave special attention in 2001, increased by 80%, thereby gaining a larger market share, since the increase in housing loans posted by the rest of the banking system increased by 35%. Consumer loans also increased by 63%, or more than double the rate achieved by the other banks.
Reserves were created against doubtful claims to the amount of Euro 229 million, and bad claims amounted to Euro 23 million, or just 0.17% of total loans, since the Bank's policy is to avoid accumulating bad claims. Loans in default for a period of over three months amount to Euro 351 million, or 2.7% of total loans (as against 3.1% in 2000), the lowest percentage in the Greek market.
Deposits and repos increased by 14.5% and amounted to Euro 24.7 billion, as against Euro 21.5 billion at the end of 2000. Mutual funds amounted to Euro 3.8 billion at the end of 2001, as against Euro 6.48 billion at the end of 2000. The sharp decline is attributed to the transfer of considerable amounts of capital from the money market mutual funds to repos, which were tax-exempt until the end of 2001. Thus, at the end of 2001 money market mutual funds amounted to 50.5% of the total, equity funds to 31.8%, bond funds to 15.8% and balanced funds to 1.98%.
Total clients' savings with the Group are estimated at Euro 31.5 billion, including mutual funds, sales of securities, and clients' funds under management (private banking and asset management).
Equity capital on 31.12.2001 stood at Euro 1.87 billion, as against Euro 1.58 billion on 31.12.2000, posting an increase of 18.4%.
The Group's Assets in 2001 amounted to Euro 29.9 billion as against Euro 30.2 billion in 2000, posting a small decline of 0.9%, mainly because of the sharp reduction of claims against credit institutions, by 71.8%.
Operational revenue, excluding financial operations, increased by 13.5%, since the increase in net revenue from interest by 35.1% more than compensated for the drop in non-interest revenue by 7.8% (mainly commissions from activities related to the course of capital markets).
Performance indices remained at satisfactory levels. Net Interest Margin (NIM) increased to

2.4% in 2001 as against 1.9% in 2000, indicating the improvement in the quality of the results. Operating expenses as a percentage of average assets remained stable, at 2.8%, indicating the control exercised on operating costs. Return on Assets after tax and minority rights (ROA) stood at 0.7% and return on Equity (ROE) after tax and minority rights stood at 12%. Return on equity (ROE) after deducting the goodwill from the merger with the Ionian Bank, stood at 21%. The capital adequacy ratio, shall, after the forthcoming conclusion of a further syndicated Subordinated Loan, amount to approximately 11% for the Bank and to approximately 9.5% on a consolidated basis.

Surplus value for the Bank's holdings at the end of 2001 amounted to Euro 360 million, and surplus value from real estate to Euro 240 million.

In view of the above, the Board of Directors decided to recommend to the General Meeting the distribution of a dividend amounting to Drs310 per share (the same as last year), payable in Euros, i.e. Euro 0.91 per share.

The Group's structure and development dynamics changed considerably in 2001, through the merger of companies with similar aims thus creating new, larger structures that are closely linked to the Bank, are organised in accordance with international standards, employ high-quality specialised Staff, and are fully able to operate effectively in today's competitive environment. With Alpha Bank at the helm of a group of financial sector companies covering a wide range of activities and reflecting the needs of their clients, both individuals and firms, the Group is active:

- in retail and commercial banking, leasing, and insurance products and services, via Alpha Bank, Alpha Leasing, ABC Factors and Alpha Insurance Company;
- in corporate banking via Alpha Bank, in the field of other financial products abroad, via Alpha Bank London, Alpha Bank Jersey, Alpha Bank Romania, Alpha Bank Cyprus and Kreditna Banka a.d. Skopje, and in providing financing services to the Shipping Industry via Alpha Bank and Alpha Bank London;
- in the money, currency, capital and derivatives markets, via Alpha Bank;
- in asset management and private banking, via Alpha Bank, Alpha Investment Services, Alpha Mutual Funds and Alpha Asset Management, and via Alpha Bank London and Alpha Bank Jersey abroad;
- in investment banking and merchant banking and brokerage, via Alpha Finance and Alpha Finance US Corporation;
- in venture capital and portfolio investment, via Alpha Ventures and Alpha Portfolio Investments;
- in EDP (Electronic Data Processing), payment systems and consulting and business services, via Delta Singular and Icap;
- in the real estate management sector, via Alpha Astika Akinita;
- in car leasing and renting, via Systima Kinisis A.E.
- The Bank also owns two of the largest hotels in Greece, the Athens Hilton and the Hilton Rhodes Resort, which it manages through the company Ionian Hotel Enterprises.

The potential for cross sales of the products and services offered to the clients of the Group companies has been considerably enhanced in the wake of the above-described administrative changes. Our strategy remains focused on attaining a leading position as regards profitability in the long-term, while maintaining a high quality of customer service, and without of course compromising the quality of our portfolio. The result is that the Group ensures its presence in the domestic market, while the co-ordination required for promoting the companies' products and services is enhanced on all levels.

## The Bank

Alpha Bank is the second largest Bank in Greece and enjoys a leading presence in the main markets of the domestic financial sector and considerable presence in the countries of Southeast Europe and in London. At the end of the year 2001 its market share among all commercial banks in Greece stood at 20%.
Among its very considerable comparative advantages are its extensive and modernised Branch network which covers the entire country, its customer base among both individuals, firms and institutional investors, its very powerful corporate name and its high level of reliability.
In the present time, the Bank continues to apply a careful policy regarding credit expansion, it is modernising, improving its technical infrastructure and controlling its operating costs, while staying at the forefront of current developments by creating and promoting new, pioneering products.
In this context, in 2001 we gave special emphasis to our housing loans, which we improved and offered on more attractive terms. The result was that such loans have posted an impressive 80% increase since early 2001 and that we improved our share in this very significant market, since the increase in housing loans posted by all commercial banks did not exceed 35%. Our activities in the consumer credit sector also had satisfactory results: consumer credit balance (excluding credit cards) increased by 63%, and the prospects for 2002 are excellent, promising even more impressive results. In the wake of these developments, the share of housing and consumer loans in the Bank's overall loan portfolio amounted to 16.2% at the end of 2001, as against 11.5% at the end of 2000.
We were also active in extending further our activities in the small and medium sized firms and independent business sector where the Bank has secured the highest share of the market by offering new competitive financing products adapted to their needs, and effective support in all fields of their business activities. Loans to small and medium sized firms amount to 58% of the Bank's total loans and advances.
In addition, the Bank is already offering new investment products (e.g. the Alpha Bank Capital Guarantee and Alpha Unit Linked Capital Guarantee, term deposits based on the Euribor interest rate, etc.) and utilising new distribution networks.
The electronic distribution networks are being constantly enriched with new capabilities in order to offer value added services to firms and consumers, such as transactions via personal computer, automated transactions via telephone, transactions via the Internet (including access by mobile phone), on-line stock market activities via the Internet (including access to stock markets abroad), communication between the Bank's systems with corporate systems, and transfer of corporate data files via the Internet.
Finally the Bank, in the context of its effort to expand its activities and provide better service to its clients, aims, in collaboration with Icap, a consulting company, to turn to account the opportunities arising via the Investment Business Programs of the Third Community Support Framework.

### Olympic Sponsorship

In February the Bank was proclaimed Grand National Sponsor and Official Bank of the ATHENS 2004 Olympic Games. By offering the largest sponsorship in Greek banking history, we have undertaken to support a major event of national significance. Through this sponsorship, we are now part of this common effort, we enhance our relationships with our clientele and cultivate the Olympic spirit.
The real significance of the sponsorship lies in the communication opportunities it creates. The aim of the Bank is to promote to the best of its abilities

the Olympic ideal by mobilising the Staff on behalf of our common vision of the Olympic Games, by launching Olympic banking products, and by organising events related to the Games. The first related marketing programme that we promoted as Official Bank of the ATHENS 2004 Olympic Games was the limited issue, in early 2001, of the Gold ATHENS 2004 Visa credit card. In September there followed the Silver ATHENS 2004 Visa card, a product with wider circulation. Part of the revenue generated from these cards will be given to the Organising Committee of the ATHENS 2004 Olympic Games, as a contribution to the common objective. The cards have many features that appear for the first time in the Greek market, such as the "Epathlon" ("Prize") reward scheme.

As regards the special Olympic events, the Bank designed the "Alpha Bank Panorama of Olympic Sports" which has been presented since September 2001 with the aim of covering the capitals of all Greek prefectures and the largest cities in Cyprus by June 2004. During the "Panorama", visitors are informed about some of the less well-known Olympic Sports, participate and compete in such sports, and are given information and material regarding the Olympic Games but also the Bank's services.

The Bank also assumed the sponsoring of the Athens Annual Marathon, which henceforth will be promoted as the "Athens Classic Marathon - Alpha Bank", and the 10,000 m. race, with the objective of upgrading this very significant sporting event. The promotion of the Bank as Official Bank of the ATHENS 2004 Olympic Games commenced in March 2001 with announcements in the press, and will continue throughout the preparatory period and of course during the Games.

## The Euro as the new domestic currency

The introduction of the single European currency as of January 1, 2002 has ushered Greece in an era of low and stable interest rates, where currency risks will be considerably lower.

The Bank completed with accuracy all the work required for adapting to the Euro, so that as of January 1, 2002 all services are provided in the new currency. It is the only Greek Bank of which all the ATMs operated in Euros from the first day. One and a half hours after midnight on New Year's Day, approximately 90% of the network's ATMs were operating in the new currency, and by 15:30 of the same day all ATMs performed all transactions in Euros. Concurrently, and according to our principle of providing modern and comprehensive banking services, we arranged that in most of our Branches the public has access to specially trained personnel for further information and assistance in the new currency.

The conversion into Euros of all accounts maintained in drachmae by correspondent banks in Greece and abroad was completed successfully, as was the corresponding conversion of the accounts that we maintained in other Euro zone countries.

## Proteus 21 Programme

The Proteus 21 Programme is in the final stage of completion. The Branches designed in accordance with its principles are fully functional, including the Support Centre at Aghia Paraskevi which supports the operation of 84 Branches that were successfully brought under its management. In 2002, the Support Centres in Piraeus (supporting 83 Branches) and in Thessaloniki (37 Branches) became operational. In the rest of Greece, where conditions allow, the larger Branches in Prefecture capitals shall undertake to support smaller Branches in activities that do not require contact with the client. In all cases Branches shall operate as New Platform Branches, in accordance with the principles of the Programme.

The "Proteus 21" Programme constitutes a fundamental element of the Bank's policy, since the redesign of the Branches and the centralising

of procedures aims at reinforcing sales and attaining economies of scale. In addition, new opportunities are created for adopting new trade policies for gaining access to specific market sectors (individuals, firms) and increasing the corresponding market shares.
The successful outcome of the overall project is rendered more significant since we had no similar previous experience, and since a large-scale participation of Executives and Staff was required on the part of the Support Centres, the Branches coming under their supervision, and the other Divisions involved.

## Branch Network

In the year 2001 the unification of the Alpha Credit Bank and Ionian Bank branch networks was completed, as was the harmonisation of the corporate identity of the Branches in Greece and abroad. In the two years that have elapsed since the Banks were merged, 120 Branches located in the same areas have been merged into 62 Branches, in application of our policy of reducing operational expenses (rents, costs, maintenance, etc.) and evaluating and redeploying, according to the case, equipment and standardised materials for use in new units. In addition, Branches are now operating in areas where we previously had no presence at all; on 31.12.2001 our network numbered 411 Branches throughout Greece.

## ATM Network

The Bank created the first ATM network in Greece, which on 31.12.2001 numbered 730 machines installed in Branches or other premises and covering the entire country. The Branches of the Group's Banks in Romania and Cyprus are also equipped with ATMs, and the operation of the first ATM in Albania, which has already been installed in our Tirana Branch, is expected shortly. The services provided by the Bank's ATMs were enriched with additional facilities, such as payment of mobile telephony subscription bills, card renewal ("topping-up") on mobile cardphones, updates of customer portfolios maintained by Alpha Finance, and settlement of clients' obligations to other companies, on a 24-hour basis.

## Activities - Products

The Bank offers a wide range of financial services in retail and corporate banking, investment banking, management of liquidities, claims and obligations, private banking, leasing and factoring. Concurrently, it also offers the services and products of the companies of its Group through its extended Branch network.

## Retail Banking

The Branch network and the networks of all Group companies, including the network of 1,200 insurance advisors maintained by Alpha Insurance Company, undertake the retail banking activities which include deposits, investment products, bancassurance and standard insurance products, banking activities on commission (mutual funds, credit cards, capital transfers, brokerage activities, payroll services, etc.), loans to individuals (consumer and housing loans), loans to small and medium sized firms, letters of guarantee, leasing, factoring and car rental. All these conventional activities but also many new banking services, and other services and products marketed by the Group companies, are being offered as self-contained, and in many cases as standardised products, at competitive prices, the main objective being to serve in the best possible way the requirements of our clients, be they individuals, institutional investors or small and medium sized firms.

### Alpha Unit Linked "Capital Guarantee"

The Alpha Unit Linked "Capital Guarantee" is a new, pioneering bancassurance savings/investment product created by Alpha Bank in collaboration with Alpha Insurance Company, and offers considerable

advantages to the mid-term investor.
It is addressed to investors wishing to invest an amount over Euro 8,800 for three years and expecting returns higher than those yielded by conventional investment methods (Repos, Swaps), taking advantage of the placement of their funds in the conservative "Alpha Insurance Domestic Balanced Mutual Fund" which was created for this purpose exclusively, and of the considerable tax exemptions instituted recently regarding investments. In any case, the principal amount of their investment is secured.
Beyond the guarantee regarding the principal, the investor is offered life insurance, ongoing updates regarding the course of the investment, and special discounts in other programmes offered by Alpha Insurance Company.

## Financial Planning

Financial Planning undertakes the overall management of the banking requirements of wealthy clients (the "mass affluent" segment), such as investments, liquidity, financing (housing loans), insurance cover and non-counter transactions. The management of this customer category is undertaken by the Branches, which offer high-quality service by turning to account the existing relationships with clients and developing new ties.
After a three-month period of preparatory work and training, there commenced in early October the pilot-application of the Financial Planning service began in 16 Branches, and the results have been extremely encouraging.

## Alpha Bank Capital Guarantee

The entry of Greece in the Economic and Monetary Union, which entailed an environment of lower interest rates, has led Greek investors to seek new, alternative ways to invest their money, combining coverage of the investment risk and the maximum possible benefit. Alpha Bank Capital Guarantee products are modern investment methods, offering the security of guaranteed capital but also the opportunity to realise gains from a potential future rise in share, currency or rate values. Upon termination, the investor earns the percentage of increase in the price of specific shares or indices, and in the event of a negative course of such indices, he secures his initially deposited capital. The Alpha Bank Capital Guarantee products are offered in euros or foreign currencies and are of fixed duration.

## Financing

The Bank aims at reinforcing further its activities in the loans and advances sector and at expanding considerably its share in the domestic market, among both individuals (housing and consumer loans) and small and medium sized firms.
By turning to account the low interest rate environment in the housing credit sector and the increase in the objective (tax-assessed) value of real estate, the Bank succeeded in posting a considerable increase in its housing loan balance. In particular, such balance had risen 80% on 31.12.2001 as compared to 31.12.2000, posting an impressive acceleration in the second half of 2001. On 31.12.2001 housing loans accounted for 10.8% of all loans, as against 7% on 31.12.2000.
The acceleration of the rate of increase in the housing loan balance since June 2001 is attributed to the offer of our comprehensive range of housing products, including:
**Alpha Housing Loans** Offering a favourable interest rate of 3.90% for the first year and a choice between variable or fixed rates throughout the duration of the loan, Alpha Housing Loans cover the needs of our clients for purchasing, building, completing or repairing houses or acquiring land.
In addition, they offer a range of important benefits, such as financing of 100% of the property's value or of the cost of its repair, financing expenses related to the purchase of real

estate (transfer tax, notarial costs, etc.) and full transparency as regards the terms and conditions, with no hidden charges.

**Alpha Subsidised Housing Loans** These loans are granted through subsidies offered by the Greek State for the purchase, building or completion of the first residence to those qualifying to receive the subsidy. The subsidy is provided on all interest rates, whether fixed or variable, offered by the Alpha Housing Loans, and is determined according to the customer's family situation.

**Alpha Repair Housing Loans** They cover repairs, renovations or improvements to residences, and are made available on flexible terms and procedures so as to reflect fully the specific needs of today's customers.

The rate of increase posted by Alpha Housing Loans is expected to remain high, since the Bank has already planned the launch of new and pioneering housing programmes in early 2002, offering a comprehensive solution to clients wishing to acquire a residence.

**Alpha Consumer Loans** Continuing its dynamic growth in the consumer credit sector, the Bank had attained on 31.12.2001 an increase of 63% over 31.12.2000 in the balance of consumer loans.

Specially impressive increases were posted by the Alpha 700 Open Personal Loan and the Alpha 702 Personal Loan up to Euro 3,000 for covering clients' personal needs, and by the Alpha 710 Consumer Loan up to Euro 25,000, for purchases of durable goods or services against invoice.

In addition we turned to account important opportunities that arose for instituting relationships with firms which in order to facilitate the sale of their products and services wish to offer financing schemes to their customers. The Bank has used Internet technology to develop a pioneering range of flexible financing products reflecting the special requirements of the firms for faster approval procedures for the loans at the point of sale of the goods, but also achieving very low operating cost levels. Important deals were concluded with firms specialising in the sale of cars and house appliances.

**In the "plastic money" sector,** Alpha Bank, with its seventeen different products addressed to individuals and corporations, retains its leading position in the Greek market as regards both the issue of credit cards (market share exceeds 15%) and transaction clearance (market share approximately 30%). Alpha Bank also remains the only Greek Bank making available the entire range of the Visa, American Express and Mastercard cards.

The ATHENS 2004 VISA credit cards were the first Olympic banking products to be launched. They are very popular, since holders have the privilege of participating positively in the preparations for the Olympic Games in Athens. The first such card in circulation was the Gold ATHENS 2004 VISA, a unique, collectable, high-prestige card. In the fall of 2001 we launched the Silver ATHENS 2004 VISA card, and as of January 2002 the ATHENS 2004 VISA Business card. The contribution to the ATHENS 2004 Olympic Games via the accounts and use of these cards amounted to Euro 800,000 on 31.1.2002.

In September 2001 Alpha Bank issued its 1,000,000th Visa card in Greece. It is the first Greek Bank to attain this very elevated target, and was accordingly honoured with an award by Visa International.

The Alpha Bank Visa card has a leading position in the credit card market and has become identified with the Bank's name and image. The Corporate Alpha Bank Visa has increased its share of the corporate card market. The Dynamic Visa card is the most successful co-branded card in the Greek market. Both the number of cards and turnover have posted an increase. The debit card Alpha Bank Electron Visa has acquired an extensive customer base, which increased to 850,000 holders in 2001. A satisfactory percentage of the cards are also used for transactions beyond ATM facilities, such as purchases in shops, thus contributing to the increase of turnover by 194% in 2001.

The **Alpha Bank Electron Visa Cinephile** card is provided subscription-free to members-cinema fans, and continues to offer users special privileges that the Alpha Bank Odeon Cinephile Club provides to members only.

The number of **American Express** cards, of which the Bank is the exclusive issuer in Greece, increased by 60% in 2001, and turnover proportionately. The **American Express credit card**, is addressed to the broad public and is the main vehicle for expanding the market share of the American Express cards. In the context of turning to account the Bank's clientele and the multiple opportunities for cross-sales it provides, the credit card was offered to those receiving Alpha 702 and Alpha 710 loans, with encouraging results. The "traditional" **American Express Green** and **American Express Gold** cards maintain their leading position in the market as regards prestige, and the **Corporate American Express Card** is considered the most distinguished corporate card. The **BMW - American Express Card** was also launched in 2001.

The Bank consolidated its relationship with the international organisation Europay Mastercard International by issuing in early 2001 45,000 **Alpha Bank Mastercard** credit cards and the **Alpha Bank Maestro** debit card in early 2002.

In the field of department store cards, the **Clever Shopping Card** and **Nutriclub Card** have now been launched, in addition to the **Kalogirou** card.

## Automated Payment Centres

Three appliances have been installed and are being pilot-tested in internal Branch premises; they can execute payments in connection with all cards issued by the Bank and with the Alpha 700 loans. They function by means of a touch screen and have been adapted (as of 1.1.2002) to receive all Euro banknotes.

## Alphalink Terminal Network

This network was enriched with terminals of the latest technology, which reduce considerably the time required for transactions by using a modern communication protocol. They can serve smart cards and transactions with American Express, Visa and Mastercard cards initiated by entry of Personal Identification Numbers (PIN). The new terminals are part of the Bank's ongoing effort to improve the services it offers. The network numbers 26,600 EFT/POS terminals.

## Alternative electronic banking channels

Beyond the existing ATM and EFT/POS networks, the Bank is also turning to account the possibilities offered by modern technology in order to provide banking services via alternative electronic networks. The first stage of the creation of the infrastructure for the uniform characteristics of alternative network customers was completed in 2001. All subscribers to the Alpha Web Banking, Alphaphone – Call Centre and Alphaline units will be gradually brought into the system. The linking of subscribers with the customer base of credit card holders is currently under consideration.

**Alpha Web Banking** Continuing its successful offer of free-of-charge banking services via the Internet at www.alpha.gr, the Bank has extended the range of services on offer. Subscribers, whose numbers doubled in 2001 as compared to the previous year, can now receive portfolio updates, closing prices at the Athens Stock Exchange, and facilities for payment of TV subscriptions and VAT owed to the State authorities. As of February 2002, users can also make payments to the Social Security Fund (IKA). Transactions in 2001 increased by 275% over 2000, and the amounts handled by the system in December 2001 were Euro 177 million, four times higher than the amounts handled in December 2000. Note that VAT payments amounted to Euro 56,8 million. A system of "additional password" was designed and developed for selected transactions via Alpha Web Banking, and subscribers can obtain it on application. The new service was instituted in November, and by the end of the year 2,600 subscribers has obtained an additional password and submitted 4,100 orders for money transfers to undeclared Alpha Bank accounts and interbank transfers.

**Alphaline** Alphaline firms/subscribers increased by 6%, and the number of transactions doubled. The amounts handled in December were reduced by 58%, mainly because of the reduction of the amounts moved by users of the system connected to the Athens Stock Exchange.

**Alphaphone** Alphaphone subscribers increased by 50%, mainly because the system was promoted by Customer Relationship Officers. Transactions and amounts handled have remained at the same levels, since clients are not adequately familiar with the use and services of the system. The use of Alphaphone is expected to increase considerably upon operation of the Call Centre.

**Call Centre** In the context of the Proteus 21 Programme, the basic infrastructure for the operation of the Call Centre has been completed. The Centre was installed on the premises of Delta Singular and is currently in operation, being pilot-tested by serving Alphaphone subscribers making banking transactions. Infrastructure that will enable the Call Centre to provide information about products and services and perform programmed calls on the basis of the criteria submitted by users is being developed.

## Electronic commerce activities

### Business-to-business electronic commerce

The Bank has a 15% share in the company CosmoOne Hellas MarketSite S.A., which provides B2B e-commerce services by creating "e-marketplaces" and applications such as "e-procurement" or "e-auctions".

The Bank beyond being a shareholder in CosmoOne is also a customer of the firm, having already executed via its facilities successful auctions for procuring supplies. It is also intending to offer added value banking and financial services to customers the Bank shares with CosmoOne.

**Business-to-consumer electronic commerce** The Bank is preparing its infrastructure in the fields of e-payment services and of security in electronic transactions, offering specific "package-deals" intended for buyers/individuals and vendors/merchants.

**Smart Card – E-purse** The Bank is considering the prospect of issuing a smart card combining the functions of a debit card and an "e-purse". The e-purse eliminates the use of coins in small-value transactions.

**Third Trusted Party / Certification Authority**
After legal provision was made for establishing the use of electronic signatures and digital certification in Greece, Alpha Bank is considering the final form of its activation in digital certification services via the establishment of a third trusted party.

## Alpha Insurance Company

In its third year of operation after its enlargement, the company posted impressive achievements. It is the rising power in the market, enjoying reliability and a strong financial base. It is constantly improving its position by gaining market share in the healthiest insurance sectors. Its General Insurance portfolio has the best composition in the market, since the automobile sector accounts for 28.6%. Premium production in 2001 amounted to Euro 113 million as against Euro 101 million in 2000, posting an increase of 11.8%. In the Life Insurance sector the increase amounted to 25.8% despite downward trends in the overall market, thus ensuring that the company is ahead of its competitors and gaining market share. Alpha Insurance Company is the only company in the Greek market advancing systematically the concept of Bancassurance, which increased as a share of total production from 25.9% in 2000 to 35.5% in 2001.

The policy of the company focuses on self-sustained growth via its advisors and the Alpha Bank Branch network, which in 2001 confirmed expectations and proved its extensive potential. The standard policy of the firm is to achieve growth by reducing the exposure in the automobile sector and selecting carefully the risks assumed in Life Insurance and Hospitalisation cover, in order to attain profitability rather than market share at all costs. By means of this self-sustained growth, it aims to become one of the five top companies in the market within three years, so that total production in the Life Insurance and General Insurance sectors (derived from Bancassurance), exceeds 40% in 2002, as against 35.5% in 2001. The company also intends to extend its network of 1,200 insurance advisors by concluding exclusive association agreements and marketing banking products, such as mutual funds and loans for individuals, through the nework. Constant attention is given to controlling and reducing operating costs. Given the interest of the Alpha Bank Group in loans to the shipping industry, and given too that the Greek market is the largest producer of shipping activities in the world, the company entered in January 2002 the field of shipping insurance brokerage by acquiring the company P.P. Caramanos and Son (Insurance Brokers) S.A.

*(Amounts in thousand Euros as at 31.12)*

| | 2001* | 2000 |
|---|---|---|
| Assets | 324,367 | 263,214 |
| Equity capital | 58,139 | 58,081 |
| Profit before tax | 3,648 | 7,959 |
| Bank's stock holding | 74.99% | |

* *provisional data*

## Alpha Leasing

New leasing contracts in 2001 increased by 32% and amounted to Euro 227 million as against Euro 172 million in 2000. The company has focused on the equipment leasing market, increasing related contracts by 48.5% and maintaining the desirable ratio of 1:3 between equipment and real estate in its portfolio of fixed assets under management. Leased fixed assets increased by 42% and amounted to Euro 664 million (acquisition value). Similarly, total assets increased by 34.1% or Euro 113 million and amounted to Euro 446 million. However, profits before tax were down 24.6% and amounted to Euro 11.9 million as against Euro 15.8 million in 2000, because extraordinary and non-operating expenses more than tripled over the previous year (Euro 7.8 million in 2001 as against Euro 2.3 million in 2000).
During 2001 the operational merger of Ionian Leasing was completed, reinforcing the largest firm in the sector as regards assets, turnover and equity capital. Turnover increased by 25.3% to Euro 135 million, and operating expenses by 8.8%, to Euro 19.7 million.
The company participated in the new equity issue effected by Alpha Leasing Romania, maintaining its stake at 16.36%. It also upgraded its central computer system, its internal network and its communications facilities, as also the mechanical equipment leased by customers of the former Ionian Leasing.

*(Amounts in thousand Euros as at 31.12)*

| | 2001 | 2000 |
|---|---|---|
| Assets | 445,758 | 332,505 |
| Equity capital | 251,401 | 243,548 |
| Profit before tax | 11,924 | 15,806 |
| Bank's stock holding direct | 74.56% | |
| indirect | 1.09% | |
| Total | 75.65% | |

## ABC Factors

The company completed its seventh year of operations posting satisfactory results. In 2001 turnover increased by 50% over the previous year

and amounted to Euro 1.27 billion. Profits before tax amounted to Euro 4 million, and all performance targets were attained. Its policy is based on a systematic and comprehensive promotion of third-party claim factoring services via the Bank's network.
In October 2001 Alpha Bank acquired the 50% stake previously held in the company by the Bank of Cyprus against Euro 29.3 million.

*(Amounts in thousand Euros as at 31.12)*

| | 2001 | 2000 |
|---|---|---|
| Assets | 308,120 | 179,152 |
| Equity capital | 27,883 | 18,087 |
| Profit before tax | 3,974 | 4,361 |
| Bank's stock holding | 100.00% | |

### Systima Kinisis A.E.

Turnover from the provision of services and long- and short-term leasing of cars and motorcycles increased by 23.2% and amounted to Euro 25 million. The company was founded in May 1998, represents Budget Rent A Car in Greece, and deploys 48 service stations throughout Greece, of which 35 are self-owned. It is planning its development for the next years, aiming at increasing its market share in both long- and short-term leasing of cars and motorcycles. In this context, it is planning to open seven more service stations in 2002 and to establish another 25 new stations in hotels by the end of 2003. The growth of activities in long-term leasing will be pursued in collaboration with Alpha Bank's network.

*(Amounts in thousand Euros as at 31.12)*

| | 2001 | 2000 |
|---|---|---|
| Assets | 85,415 | 84,247 |
| Equity capital | 7,522 | 8,340 |
| Profit before tax | 2,993 | (9,373) |
| Bank's stock holding indirect | 63.33% | |

## Corporate Banking, Shipping and International Activities

### Corporate Banking

During the year 2001 the Bank's relationship with large business groups of the private and state sectors increased at a fast rate. Loans to large corporations grew by 23%. In addition, the quality of the loan portfolio and the effectiveness of the relationship with large business groups were improved by offering structured financing in the form of bilateral or joint venture loans, covering such clients' special requirements, and by offering Group products. Note that the Bank undertook the management of the most significant loans realised in the Greek market in 2001. The balance of loans to large corporations on 31.12.2001 amounted to Euro 2.1 billion, and they accounted for 16% of the Bank's total loans.
The solid foundations laid in recent years have led to the continued growth of our relationships with large Greek corporations active in Southeast Europe. In particular, the Bank's relations with the leading Greek-interest companies active in Albania, Romania, Bulgaria and FYROM increased, as did the revenue derived from activities in this region.

### Shipping

In 2001 the Bank extended considerably its activities in financing the shipping sector. The solid foundations laid over four years of active presence in the sector enabled a further growth of our portfolio and parallel activities, which in total yielded better returns than in previous years. The balance of loans to the shipping sector on 31.12.2001 amounted to Euro 924 million, and they accounted for 7% of the Bank's total loans.
The active role the company assumed in organising venture loans with the participation of both Greek and foreign banks, and its activities with alternative financing products and services, were the most important developments in the year under review. In addition, special emphasis was

given on achieving cross-sales, gaining a considerable volume of activities for the companies of the Group.

## International Activities

The Group has an established presence in the British Isles, via the London Branch, Alpha Bank London and Alpha Bank Jersey. In New York it is represented by Alpha Finance US Corporation. Group Banks also operate in Romania, FYROM, and Cyprus. Alpha Bank also maintains a Branch in Bulgaria and a four-Branch network in Albania.

- **London Branch** Active since 1994 in the asset management sector, the Branch specialises in purchases of government and corporate bonds, derivatives and foreign currencies, and in the management of interest rate risks. It has undertaken the promotion of Greek financial products in global money markets and is the agent for many loans.

### Alpha Bank London

The year 2001 was another profitable year for Alpha Bank London, which has two Branches in London and is mainly active in retail banking, private banking and shipping credit, and in financing housing development real estate firms. Alpha Bank London offers mutual funds and private banking services to Group clients through its subsidiaries Alpha Bank Jersey, Alpha Bank London Independent Financial Advisers and Alpha Bank London Nominees.
Its Staff numbers 58 employees.

*(Amounts in thousand GBP as at 31.12)*

| | 2001 | 2000 |
|---|---|---|
| Assets | 438,531 | 419,783 |
| Equity capital | 51,399 | 50,283 |
| Profit before tax | 2,925 | 2,908 |
| Bank's stock holding | 100.00% | |

## Growth of activities in Southeast Europe

A significant factor reinforcing the presence of Greek firms in the countries of Southeast Europe is the noteworthy improvement in their economic and political situation. The advancement of important structural reforms in conjunction with the application of sound reconstruction and development programmes, contribute to the attainment of positive rates of economic growth and constantly reinforce demand for financial services, rendering such countries very attractive for Greek banks. These factors have encouraged the Bank to keep strengthening its presence in the region. Currently, four Branches operate in Albania and one in Bulgaria, and the commencement of the operations of our first Branch in Yugoslavia is expected shortly. Group Banks operate in Romania and in FYROM. The size and strong financial base of Alpha Bank, in conjunction with its flexible structure, the high level of its technology infrastructure and its knowledge of economic, social and cultural conditions in these countries, allow it to expand the range of its activities while monitoring developments.

- **Branches in Albania** The first Alpha Bank Branch in Albania commenced operations in Tirana, in January 1998. Currently three more Branches operate in Durres, Elbassan and Gjirokaster. In the context of dealing with the increasing competition and offering the best possible service to its clients, a Branch will also be opened in Berati in 2002, and two more are planned for Aulona and Fieri.
  The Alpha Bank Branch network in Albania is financing some of the most important business enterprises in the country and maintains the largest loan portfolio among all banks operating there. No defaults have occurred.
  Deposits have been steadily increasing each year. Special mention must be made of the profitability attained by the Tirana Branch, which has been earmarked for expansion and changes in the layout of its premises. The upgrade of the

Tirana Branch's computer system has been completed, and the Branch also features an ATM, the first to operate in that neighbouring country.

- **Sofia Branch** The Branch has been operating since 1995 and undertakes all banking activities. It has advanced loans to important businesses (mainly Greek-owned) and holds a large number of accounts in the local and other currencies. According to Alpha Bank's plan for the network expansion in Southeast Europe, the Sofia Branch shall be relocated, upgraded and restructured in 2002, towards offering better and faster service to our customers and countering the constantly increasing competition. Three new Branches are being planned for 2002 in the cities of Sandanski, Plovdiv and Varna, and four more in 2003 at Blagoevgrad, Stara Zagora and Pleven.

## Alpha Bank Cyprus

The assumption of the largest sponsorship in Greece, which led to the Bank being proclaimed as Grand National Sponsor and Official Bank of the ATHENS 2004 Olympic Games, is an event that also affects directly Alpha Bank Cyprus, since the sponsorship rights include Cyprus. Alpha Bank Cyprus continued to grow in 2001. It has captured 7.8% of the loan market. It offers full banking services, and is active in retail and corporate banking. Through its subsidiaries Alpha Finance, Alpha Asset Finance, Alpha Trustees and Alpha Insurance Company, it also covers a broad spectrum of other financial and insurance sector services.
In 2001 the Bank launched new long-term deposit products and capital guarantee products. It also introduced housing and consumer loans and the Alpha Financial Planning service. It continued to upgrade its Branch network in accordance with the Group's specifications, while a pilot-Branch employing a client-based approach has commenced successful operations. Its technology infrastructure has been reinforced through the creation of a new service, Alpha Express Banking, which supports fast and secure banking transactions via the Internet.
It has a network of 29 Branches in all major cities of Cyprus, and the establishment of new Branches in selected locations is in progress. Its Staff numbers 593 employees.

*(Amounts in thousand CYP as at 31.12)*

| | 2001* | 2000 |
|---|---|---|
| Assets | 1,067,903 | 829,241 |
| Equity capital | 92,197 | 66,491 |
| Profit before tax | 8,911 | 7,809 |
| Bank's stock holding | 85.64% | - |

**provisional data*

## Alpha Bank Romania

The Bank posted a considerable 27% increase in profitability and expanded its activities proportionately. It has operated since 1994, and has established its presence in the main industrial and commercial cities of Romania. It has posted steady growth and has managed to capture a noteworthy share of the Romanian financial services market. It offers banking services to local and international firms. Through its subsidiary companies Alpha Finance Romania and Alpha Leasing Romania it has extended its activities into stock exchange transactions, investment banking, leasing and financial consulting services with marked success.
It offers modern financial products and services such as Repos and Alphaline, and has a dynamic presence in the housing loan market.
The most important activities in 2001 include the issue of Alpha Bank Visa, the installation of an ATM network, the introduction of deposit certification in the local market, and the conclusion of an agreement with the European Bank for Reconstruction and Development for granting loans to small and medium sized firms.
The Main Office was recently relocated to a new building and the Bank has upgraded its central

systems in order to meet the requirements of the increased volume of activities. It also reinforced its communication networks. Following the recent establishment of four new Branches, the Bank's network numbers thirteen Branches in Bucharest and in the other main cities of the country. The Bank has maintained its share in Victoria Bank Moldavia, and has in this manner established a presence in Moldavia.

The Staff of Alpha Bank Romania numbers 372 employees.

*(Amounts in thousand USD as at 31.12)*

| | 2001 | 2000 |
|---|---|---|
| Assets | 297,615 | 191,586 |
| Equity capital | 43,380 | 33,379 |
| Profit before tax | 9,971 | 9,435 |
| Bank's stock holding direct | 11.24% | |
| indirect | 59.62% | |
| Total | 70.86% | |

## Kreditna Banka a.d. Skopje

Two years after it was acquired by Alpha Bank, the Bank has been steadily gaining the confidence of the business world and the depositors in FYROM, with the result that it was designated one of the top ten business in the country by the Skopje Chamber of Commerce. Turning to account the prestige of the Group, Kreditna Banka was able to more than double deposits as against the year 2000, to Euro 23.9 million. This increase is even more impressive given that it was attained in an unstable political environment and within the framework of a problematic banking system regarded with deep distrust on the part of the public. In the loan sector, its positive course and the efforts made to improve the composition of the portfolio and upgrade the quality of the security received were temporarily arrested in view of the unstable conditions. Loans amounted to Euro 7.85 million, and surplus liquidity was invested in interest-bearing Central Bank notes, at very competitive rates. The Bank's portfolio of interest-bearing notes increased by 187%, and revenue from interest constituted the main source of revenue for the first time since the Bank's inception. The profitability it posted in 2001 was also the highest since its inception and amounted to Euro 2.01 million, so that a high ROA of 4.66% was attained. Note than in 2000, Kreditna had succeeded in posting the highest ROA among banks active in FYROM, and the seventh best in Southeast Europe.

Its renaming to Alpha Bank a.d. Skopje is under way. It currently operates four Branches in Skopje, Tetovo, Stromnitsa and Vitola.

Its Staff numbers 67 employees.

*(Amounts in thousand Euros as at 31.12)*

| | 2001 | 2000 |
|---|---|---|
| Assets | 42,888 | 24,252 |
| Equity capital | 15,748 | 13,940 |
| Profit before tax | 2,010 | 1,189 |
| Bank's stock holding | 83.59% | |

## Investment Banking

Investment banking and the provision of consulting and brokerage services are undertaken by Alpha Finance.

The Group is also seeking to enhance its presence in venture capital, and has restructured the administration and operation of related activities. Investments with a two- to seven-year horizon are made in new or dynamically developing firms in the stock market, via Alpha Ventures and the new Alpha Equity Fund.

### Alpha Finance

Despite the low volume of activity in the domestic capital market, the company maintained its strong presence in the Greek market. The quality of the services it provides is recognised across the local business world.

In the context of the Group's new structure, in 2001 the former Alpha Finance was absorbed by Alpha Bank. Investment banking activities were transferred to Alpha Brokerage, which was then renamed Alpha Finance.

**Stock market transactions** Despite the 52% drop in the average daily volume of transactions in the Athens Stock Exchange, there was a considerable increase in orders originating with Alpha Trade. 42% of the orders made by Bank customers were transmitted via electronic network (Internet and Call Centre). We expect a further increase in orders placed via Alpha Trade, a very advanced service which clients prefer because of the speed in which their instructions are executed.

**Consulting activities** The negative environment prevailing in the market also affected the number of newly listed firms. However, Alpha Finance had a leading role in the de-nationalisation of the Public Power Corporation, the Football Lottery Corporation and the Skaramangas Shipyards. It also acted as consultant and lead underwriter for the company Stelmar upon the listing of its shares in the New York Stock Exchange.

**New activities** The following projects are in progress and are expected to be brought to culmination in 2002:

(a) De-Nationalisation Consultant in association with the Commercial Bank Group and on behalf of the Greek Government.

(b) Consultant to the further de-nationalisation of the Football Lottery Corporation, in association with EFG Eurobank.

**Projects – Planning – Prospects** We aim at increasing turnover in investment banking activities by expanding into larger and more complicated corporate finance services, depending on the long-term trends in the market. Thus, beyond the conventional products and services on offer, such as listing in the stock exchange or acquisitions and mergers, emphasis is given to strategic restructuring of companies, de-nationalisation, dilisting of companies from the stock exchange, leveraged buyouts, etc. Cross border transactions are also being pursued.

As regards underwriting of companies listing their shares in the Athens Stock Exchange, we believe that the market will remain flat, and therefore, in order to remain on the prudent side, we do not expect a significant rise in such underwriting activity. Emphasis will be given to increasing sales through the Alpha Bank network and by Alpha Finance directly. Our strategic aims include investment on quality underwriting projects that are correctly priced and concern firms that operate along sound financial business lines.

The year 2002 is expected to be a difficult year, since the global economy is in recession. Despite the negative conditions prevailing, the Group is seeking to increase stock market transactions and its market share. In order to attain our objectives, co-ordinated activities will be undertaken to promote the products and services marketed by Alpha Finance via the company Alpha Investment Services, the Bank's network and the alternative channels.

*(Amounts in thousand Euros as at 31.12)*

| | 2001 | 2000 |
|---|---|---|
| Assets | 121,092 | 135,325 |
| Equity capital | 35,812 | 38,386 |
| Profit before tax | (3,709) | 8,015 |
| Bank's stock holding direct | 99.72% | |
| indirect | 0.28% | |
| Total | 100.00% | |

## Alpha Finance US Corporation

It was established in New York in 1999 as a subsidiary company of Alpha Finance, with a share capital of Euro 4.9 million. Alpha Finance US Corporation is a broker/dealer firm that offers financial and asset management services to American institutional investors and high-income individuals. It specialises in investments in Greece and the countries of Southeast Europe by using the extensive Branch network of the Alpha Bank Group.

In 2001 the company accounted for a large part of activities by American institutional investors in the Greek Stock Exchange. It also organised numerous of presentations of dynamic, listed Greek companies for American institutional investors.

*(Amounts in thousand USD as at 31.12)*

| | 2001 | 2000 |
|---|---|---|
| Assets | 2,038 | 2,681 |
| Equity capital | 1,832 | 2,231 |
| Profit before tax | (1,445) | (2,094) |
| Bank's stock holding | 95.00% | |

## Alpha Ventures

Prospects for the venture capital/private equity sector are favourable, despite the problems of the Greek capital market. Demand for such services shall increase considerably in forthcoming years. The optimistic forecasts for the sector are made on the basis of the factors that have already led to an increase in activities in recent years.

The company operates on purely business criteria, aiming at being financially sound and profitable and at developing over time, depending on the conditions prevailing in the market. In 2001 considerable progress was made as regards the process of restructuring the company along the following principles: Application of internal procedures and MIS systems in order to monitor investments and manage human resources in a more effective way, establishment of a new investment portfolio -the Alpha Equity Fund- with approved capital amounting to Euro 44 million, development of new investment activities, and a rational restructuring of the existing investment portfolio.

The company's results in 2001 were negative – a result of reserves formed against the devaluation of its older holdings.

Note that Alpha Ventures has a 5.44% stake in the Danube Fund; other shareholders include Alpha Bank (17.7%) and the European Bank for Reconstruction and Development (20%).

*(Amounts in thousand Euros as at 31.12)*

| | 2001 | 2000 |
|---|---|---|
| Assets | 9,282 | 12,100 |
| Equity capital | 8,913 | 11,915 |
| Profit before tax | (4,613) | (32,28) |
| Bank's stock holding | 100.00% | |

## Asset Management

The investment services and the management of assets entrusted to the Group by its clients are undertaken by two new companies, Alpha Asset Management and Alpha Investment Services. They prepare studies concerning new products on the market and new investment opportunities, manage and develop relationships with institutional investors, and manage the portfolios of the Group's mutual funds, its private banking clients and other customers. Promotion of investment products and services to private individuals is undertaken by Alpha Private Bank, which now encompasses, under a common management and common strategy, the clients and networks of the Bank's Private Banking Division and of the Group company Alpha Investment Services.

### Alpha Private Bank

Alpha Private Bank provides comprehensive investment solutions, with the aim of attaining higher returns in the long-term. By tapping the experience of Alpha Bank, of the Group's companies in Greece, of Alpha Bank London and Alpha Bank Jersey and of Alpha Finance US Corporation, and by forging associations with international credit and financial institutions, Alpha Private Bank turns to account economic developments on both the national and the global level, and offers high-quality services aimed at creating powerful bonds of reliability and confidence with the clientele. Its officers monitor constantly their clients' portfolios and recommend the appropriate investment products in the share, bond and derivatives markets in Greece and abroad, depending on the conditions prevailing in global markets and the investment profile of each client.

Clients that are initially eligible have considerable wealth, available funds, and strong portfolios. They are offered services and products such as:

- portfolio management, by assignment on either an unrestricted or a consulting basis;
- ordinary stock market transactions in Greece and abroad (USA, Europe);
- investment products marketed by the Group;
- investment products and services marketed by large international groups;
- services via alternative networks.

The services made available by Alpha Private Bank are provided by an extensive network of 20 specialised investment centres throughout Greece, covering the investment requirements of the clients of all Bank Branches and deploying 100 portfolio consultants.

### Alpha Investment Services

The company Alpha Investment Services (with the trade name Alpha Private) was established in April 2001 in application of the Group's new administrative structure. Its share capital amounted to Euro 3 million and its objective is to market investment products and services to private investors, and to manage their portfolios. The need for this company was born out of the growth and increasing complexity of money and capital markets in Greece, and the expected swing of Greek investors towards international markets, a development creating needs for complex financial advice.

*(Amounts in thousand Euros as at 31.12)*

| | **2001** |
|---|---|
| Assets | 3,017 |
| Equity capital | 1,544 |
| Profit before tax | (1,456) |
| Bank's stock holding | |
| direct | 99.00% |
| indirect | 1.00% |
| Total | 100.00% |

### Alpha Asset Management

The company was established in 2001 in application of the Group's new administrative structure and its objective is to provide services and manage institutional investor portfolios. It studies investment opportunities, researches new products, and develops relationships with institutional investors; in addition, it manages the portfolios of the Group's mutual funds, of Alpha Portfolio Investments, and of insurance funds and other institutional clients.

The company's revenues during its first year of operations were derived from providing investment services to Alpha Mutual Fund Management Company, to state-owned companies and to corporations.

*(Amounts in thousand Euros as at 31.12)*

| | 2001 |
|---|---|
| Assets | 8,247 |
| Equity capital | 4,264 |
| Profit before tax | 4,044 |
| Bank's stock holding | |
| direct | 99.00% |
| indirect | 1.00% |
| Total | 100.00% |

## Mutual Funds

The Group's Mutual Funds cover a broad range of alternative investment possibilities, such as equity funds, balanced funds, bond and money market funds, in either the Greek or the international market. The mutual funds are made available at Alpha Bank Branches, by Alpha Private Bank Centres, and by the network of insurance advisors maintained by Alpha Insurance Company. Sales and purchases of shares are made at the Bank's Branches via a system specially designed for on-line transactions.

## Alpha Mutual Fund Management Company

It has retained a leading position in its sector for the past decade. Assets under management amounted to Euro 3.8 billion and its market share to 14.2%.

It offers the largest number of mutual funds and the broadest variety as to their investment orientation. In 2001 it established two new funds and modified nine of the existing funds, towards rationalising the range of available choices. It now manages 28 funds, of which nine are Bond Funds (2 domestic and 7 foreign), eleven are Equity Funds (5 domestic, 5 foreign, 1 international), four are Mixed Funds (3 domestic and 1 foreign) and four are Money Market Funds (3 domestic and 1 foreign). Shares in the funds are mainly sold and bought through a comprehensive on-line transaction network at Alpha Bank Branches, at Alpha Private Bank Centres, and by the insurance advisors of Alpha Insurance Company.

Its clients (individuals and legal entities) number more than 850,000 and maintain 400,000 investment accounts comprising 240,000 holdings.

The prospects for the mutual fund management sector in Greece are favourable, despite the negative trends of the past two years.

The company's strategic objectives include further differentiation and rationalisation of the investment range made available, the use of alternative networks, and collaboration with Group companies towards promoting sales.

*(Amounts in thousand Euros as at 31.12)*

| | 2001 | 2000 |
|---|---|---|
| Assets | 40,584 | 67,360 |
| Equity capital | 32,731 | 37,461 |
| Profit before tax | (2,180) | 24,396 |
| Bank's stock holding | | |
| direct | 80.00% | |
| indirect | 20.00% | |
| Total | 100.00% | |

## Other activities of the Group

### Treasury

#### Interbank market and derivatives

The Bank maintained its dynamic presence in the interbank money, bond and derivatives market in 2001, contributing to the Group's results.

The use of methods to measure market risk towards knowing in due time the impact of interest rate movements on revenues and towards improving existing management mechanisms, contributed considerably to limiting risk, to the immediate adaptation to market conditions, and to improved performance.

The Bank's presence in the domestic primary and secondary bond markets was considerable, retaining its high percentage of participation and the aim of providing better service to clients from Greece and abroad. In particular, during the year 2001 27% of securities issued by the Greek State in the primary market were absorbed, and in the secondary market, the transactions realised corresponded to 20% of the average daily volume of the Electronic System for Bond Trading maintained by the Bank of Greece.

The Bank's presence was equally successful in the international marketplace, in the primary and secondary Euro-bond markets. It participated in 180 primary bond issues, assuming the role of lead underwriter or co-underwriter in 45 thereof. The Bank's significant presence in the bond market was underlined by the listing of the first Greek Corporate Bond (amounting to Euro 45 million and issued by the company Attica Enterprises S.A.) in intangible form in the Athens Stock Exchange.

It also participated in organising and completing the most important venture loans in the Greek banking market, assuming the lead role in most. In particular, it participated in 56 venture loans, assuming the lead role in 32. It also participated actively in 20 venture loans in the international market. Total funds advanced amounted to Euro 1.35 billion.

Alpha Bank renewed its Euro Medium Term Note Programme (EMTN) which was readjusted to Euro 3 billion, up from USD 1 billion. Lehman Bros. acted as co-ordinator, Lehman Bros., Credit Suisse First Boston, Deutsche Bank, JP Morgan, Merrill Lynch International, Morgan Stanley & Schroder Salomon Smith Barney as lead negotiators, and Citibank N.A. as lead manager. The programme has been listed in the Luxembourg Stock Exchange and underwritten by Kredietbank S.A. Luxembourgeoise. Through it, the Bank can issue senior debt or subordinated debt, turning to account the best conditions available in the market whenever such a move is deemed advisable, and avoiding the time-consuming procedures it would have been obliged to follow in the case of single issues.

## Portfolio Investments

### Alpha Portfolio Investments

The company is active in portfolio investments. Total revenue amounted to Euro 24.2 million, of which Euro 11.4 million represent portfolio returns and Euro 12.8 million earnings from the surplus value of securities.

The company applies an investment strategy whereby 85-90% of the portfolio is invested in stocks and 10-15% in liquidities. The portfolio is invested in Greece (75-80%) and abroad (20-25%).

*(Amounts in thousand Euros as at 31.12)*

| | 2001* | 2000 |
|---|---|---|
| Assets | 432,050 | 608,194 |
| Equity capital | 410,656 | 519,481 |
| Profit before tax | 20,924 | 89,596 |
| Bank's stock holding direct | 38.09% | |
| indirect | 0.25% | |
| Total | 38.34% | |

**Accounting statement data, 31.12.2001*

## Real Estate Management

### Alpha Astika Akinita

The company's profits before tax increased by approximately 35%. It provides project monitoring services and assessments of real estate owned by itself or by third parties, and consulting services regarding real estate management and exploitation to individuals, social security funds, legal entities and institutions. In assessments, large project certification, real estate development studies and investment assessment, the company is certified in accordance with the quality assurance system ISO 900.

It has a 29.17% stake in the incorporated real estate indices company Propindex (under formation). Its immediate objectives are to provide comprehensive services to Greek and foreign clients, in collaboration with Alpha Private Bank and the Group companies Alpha Asset Management and Alpha Finance US Corporation.

Prospects in real estate are considered positive, especially in the forthcoming years. Properties related to economic development and the Olympic Games have the best potential. With Alpha Astika Akinita at the frontline, the Group seeks to participate in development and investment projects and in the provision of services related to real estate.

*(Amounts in thousand Euros as at 31.12)*

| | 2001 | 2000 |
|---|---|---|
| Assets | 58,536 | 55,202 |
| Equity capital | 51,099 | 49,300 |
| Profit before tax | 7,601 | 5,649 |
| Bank's stock holding | 52.86% | |

### Ionian Hotel Enterprises

The company was established in 1957 with the aim of constructing and operating high-quality hotel units. It owns two of the largest hotels in Greece, the Athens Hilton and the Rhodes Hilton. In June 2000 Ionian Hotels concluded a new 10-year agreement with Hilton International to manage the Athens Hilton, and an agreement to manage the hotel in Rhodes, which as of 1.1.2001 operates as the Hilton Rhodes Resort. The Athens Hilton has been undergoing a full renovation since November 2001, including the addition of a new wing with a capacity of 74 rooms. New multi-purpose premises will be added, the capacity of the underground parking facilities will be increased, and all mechanical equipment will be replaced by modern energy-saving systems.

The budget for the total cost of the investment is Euro 73.5 million, and the hotel's operation will be gradually restored starting in late 2002.

The hotel unit in Rhodes has been re-activated in

the tourist market as an essentially new product after the agreement for its management by Hilton International; it is expected to gradually acquire a new dynamic, improving considerably its financial results.

*(Amounts in thousand Euros as at 31.12)*

| | 2001* | 2000 |
|---|---|---|
| Assets | 82,427 | 83,439 |
| Equity capital | 52,810 | 57,811 |
| Profit before tax | (1,555) | 4,135 |
| Bank's stock holding direct | 87.40% | |
| indirect | 0.29% | |
| Total | 87.69% | |

* *Accounting statement data, 31.12.2001*

## Information Technology

### Delta Singular

The company is the result of a merger between Delta Informatics and Singular, two firms sharing a complementary field of activities. The new, single company is restructuring its operations towards maximising the synergies that have arisen. Delta Singular and its subsidiary companies have evolved into the largest information technology group in Greece, ready to claim higher market shares in large information technology projects undertaken by the state and private sectors, in the standardised software sector, and in the provision of services to third parties. It will also continue its activities in the Internet market, and promote new generation products and new information technology services. It is already active in Central and East Europe with success, and has laid the foundations for considerable and substantial growth. A main axis of its strategy is to expand further in the above regions and to gain access to West European markets.

*(Amounts in thousand Euros as at 31.12)*

| | 2001* | 2000 |
|---|---|---|
| Assets | 255,137 | 242,685 |
| Equity capital | 202,553 | 202,471 |
| Profit before tax | 21,206 | 21,150 |
| Bank's stock holding direct | 37.34% | |
| indirect | 0.33% | |
| Total | 37.67% | |

* *1.1-31.12.2001*

## Consulting Services

### Icap

Icap is a firm active in business information, consulting and financial services, and market research.

In the business information sector, the full automation of its IT system enables Greek and foreign firms to draw from the internet, in real time, financial information on the firms with which they wish to deal.

It also provides the capability of applying a credit scoring system, which allows the determination of a maximum credit limit for each economic unit and its classification under credit rating categories.

The Icap Credit Risk Indicator application enables the officers of organisations and businesses to evaluate new or existing associations and assess the credit risk involved each time.

A new service, IcapBusiness.gr, provides marketing information, allowing any Greek firm to list its particulars on the internet free-of-charge, and to have them promoted by Icap, also free-of-charge.

The ability to use the information available in the Icap DataBank represents added value and an advantage in the consulting services sector.

In that sector, Icap is constantly enhancing its presence in both the private and state-sector segments, by turning to account its experience and the reliability of the services it provides to Greek firms in business planning, modernisation and restructuring.

Its prospects appear very favourable since accurate and timely information is increasingly becoming a necessary tool for businesses, while a better environment is taking shape for utilising and deploying business consultants. By focusing on developing new products and services, on the ongoing improvement of the networks for their distribution, and on the creation of new markets, the company aims at increasing its competitiveness, gaining market share, and improving its results.

The company's ongoing training of its personnel and the upgrade of its premises and equipment are included in an investment programme that will contribute to the realisation of its objectives and long-term prospects.

*(Amounts in thousand Euros as at 31.12)*

| | 2001 | 2000 |
|---|---|---|
| Assets | 20,995 | 19,753 |
| Equity capital | 15,533 | 15,525 |
| Profit before tax | 1,412 | 2,720 |
| Bank's stock holding | 26.08% | |

## The investments of the Bank and the Group

### Information Technology

In order to be able to deal with a large volume of transactions, new activities, and the new requirements created by the introduction of the single currency, the Bank made the required adaptations and increased the capacity of its central systems by 50%. It also set in operation, with absolute success, the auxiliary standby system of the central computer. In addition, it expanded and upgraded its telecommunications network towards ensuring greater security, availability and speed.

**The improvements and upgrades of the Central Systems concern:** (a) the upgrade of software, hardware, etc.; (b) the completion of the systems' management system and the enhancement of access capability; (c) the installation of a system enabling comprehensive management of work stations and the network; (d) the procurement and installation of the equipment serving the central system in the context of developing the new accounting system (SAP); and (e) technical and functional upgrades of systems indifferent of Divisions, Branches Abroad and Group Companies.

**Alternative Electronic Channels** New applications were designed and developed to support the new products and services, in line with the Bank's orientation towards making increased used of alternative electronic networks. Considerable improvements were made and new services incorporated in the Alphaline, Alphaphone and Alpha Web Banking systems. The first stage of the creation of a uniform subscriber profile for use by all alternative channels was completed.

**Internet /Intranet** New applications were developed and new capabilities were offered, such as support for holding General Meetings, distributing insurance products, telephone directory information, etc. The new risk management system applied via the Intranet is being pilot-tested in selected Branches. An "e-learning" system was installed and is being pilot-tested, and an application was developed to monitor mail traffic between Support Centres and Branches coming under their jurisdiction. The money order transfer system operating via the Bank's Intranet network was enriched with additional capabilities. Moreover, a new system taking advantage of the Intranet's capabilities for the distribution of Alpha Insurance Company's products via the Bank's Branch network was designed and developed.

**Call Centre** The design of its functions and the development of a comprehensive information technology application to support the services provided to clients and the operation procedures were completed. The layout disposition was determined, the equipment was installed and set in operation, and the Call Centre has been staffed and is being pilot-tested; concurrently, the study for the requirements of the second stage has now been completed.

**Adapting to the Euro - Final stage** All systems and procedures were adapted to the needs of the final stage of the introduction of the Euro. The systems of the central services and of the Group's companies were also adapted to the requirements of the new currency. The introduction of the new currency as regards advance supply to customers and Branches, the withdrawal of Drachmae, the operation of new cashier centres, etc., was planned and executed successfully.

**Proteus 21 Project** The alterations to the operating systems for banking activities were completed so that such activities may be served by Support Centres, for which a Disaster Site study was prepared. The Infokiosk, which allows customers to seek and find information in an easy and user-friendly way, was set in operation.

**New Work Platform** Changes were made in Branch infrastructures towards automating transactions further, enhancing the security of data, assigning new roles to Branch officers (Customer Relationship Officers, Financial Planners) and collecting data regarding Commercial activities and Letters of Guarantee according to the requirements of the MIS.

## Investments in buildings

The project of reconstruction and restoration of the building in the Nikoloudis Arcade was completed after two years of work undertaken with the attention and respect appropriate to this building, located at a focal point of the city centre's daily life. The completion of the construction work and the assignment of premises in the building to the Legal Services Division, gives a further dimension to the Bank's presence in one of the city's most centrally-located block, since it also owns the Main Branch building on Stadiou Street (to which entrance may also be gained by Panepistimiou Street) and the buildings of the former Ionian and Popular Bank on the corner of Panepistimiou and Pesmazoglou Streets.

In March 2001 a full renovation and restoration plan was initiated of the above buildings formerly owned by the Ionian and Popular Bank. It was decided to separate the two buildings, thus restoring the situation existing before the merger of the Ionian Bank with the Popular Bank. Efforts will be made to restore architectural elements that have been altered over the years to their original form, while the facades will be highlighted by the use of authentic materials and dyes. The project is in progress, and is expected to be complete by February 2003.

Renovation work on the buildings housing the Support Centre at Aghia Paraskevi on Messoghion Avenue and the Support Centre in Piraeus on Navarinou Street has been completed and the buildings delivered (in April 2001 and January 2002 respectively). The general renovation work undertaken on the building (on the Egnatia Street) in which the Thessaloniki Support Centre has been installed and operating were also completed during the past year.

In addition, 26 new Branches were constructed, as well as several Divisions and Branches relocated to new, renovated premises.

## Aims and Prospects

Alpha Bank, true to its principles and values, continues its upward course, despite the difficult global economic conjuncture and the instability prevailing in the markets.

The primary aim for the forthcoming years is the reinforcement of the Group's role in the domestic market and the growth of activities in the countries of Southeastern Europe. The basic axes of our policy are the expansion in housing loans, loans for firms and in insurance products.

The main objective is the maximisation of clients' satisfaction through the provision of integrated services. In this context, emphasis is given to taking advantage of electronic banking and new distribution networks for products and services.

The Group's prospects, as recorded in the Business Expansion Plan for the years 2002-2004, are positive.

For the year 2002 a significant increase in loans is expected. In particular:

- In retail banking and mainly in the housing and consumer credit sectors, an increase of housing loans by 80% and of consumer loans by 52%,
- In corporate banking, where the Group has a strong position, an increase by attracting new groups and an increase of loans by 17%,
- In asset management, after the necessary restructuring with a view to providing better services to clients, an increase of assets under management by 15%,
- In the insurance products sector, an increase of premiums by 45%,
- In leasing, an increase of new contracts by 20% and
- In factoring, an increase in turnover by 40%.

Finally, as regards foreign markets and especially Southeastern Europe, the Group's growth is expected to match the increase in the income of the local population and the demand for products and services, which is expected to be significant. In this context, the first Branch in Belgrade will soon operate, while there are plans for the establishment of six new Branches in Bulgaria and three in Albania. Kreditna Banka, is planning its network expansion by three new Branches. Furthermore, there are plans for the expansion of the networks of the Group's Banks in Cyprus and Romania, in order to correspond to the medium-term targets.

It is expected that profits from foreign activities will represent 15% of the Group's profits by 2004.

## The Bank's Personnel

### Employment

The Bank's workforce on December 31, 2001 numbered 7,994 employees as against 8,299 in 2000, a decrease of 3.68%, mainly due to the continuous operational restructuring.

The average annual increase in employment for the years 1997-2001 was 21.5%.

The course of average employment confirms the stable employment conditions prevailing, even after the creation of Alpha Bank.

During 2001, a programme giving incentives for the Personnel's retirement was applied. The programme facilitated the employees who fulfiled specific criteria to depart and contributed to the forwarding of new executives, thus giving the Bank a new impetus.

However, Alpha Bank is one of the Greek companies that in recent years has been steadily creating new jobs and in order to take advantage of the new technology, the Bank recruits specialised Personnel.

Concurrently, by upgrading specialised jobs and offering career opportunities, it has created a working environment that promotes creativity, personal effort and professionalism.


Persons
Workforce on 31.12 each year
Average workforce (monthly workforce / 12)
9,000
8,000
7,000
6,000
5,000
4,000
3,000
*
1997
1998
1999
2000
2001

* The difference from the previous year is mainly due to the integration on 26.4.2000 of the Ionian Bank's Personnel.

### Workforce distribution by gender

The evolution in the structure of employment indicates the significance of women in the Bank's workforce. Their number has increased steadily in the last five years. Women constituted 47.8% of the workforce in 2001, as against 43.5% in 1997.

Trends indicating an increase in the number of women working in the tertiary financial sector are an international phenomenon.

The Bank provides equal employment opportunities.

31.12


Persons
5,000
4,000
3,000
2,000
1,000
Men
Women
1997
1998
1999
2000
2001

### Workforce distribution by age

The age pyramids depict the demographics of the Bank's human resources.

The diagrammes indicate the change in the Personnel's structure between 1997-2001.

The Bank enjoys a number of clear advantages in view of future developments:

- The pyramid is balanced and the different age groups combine.
- The entry of young people, although limited, modifies the effects from the increase in the age of the Personnel (the average age of the Personnel was 38.8 years in 2001).
- Regular retirements (forming the shape of the pyramid) allow for the renewal of the Personnel by new entries.
- The visible increase in the number of women in the middle age group depicts the trend shown by women to stay longer in the Bank's employment and to constitute an important

31.12.1997


Age
65+
61-65
56-60
46-55
36-45
26-35
15-25
Men
Women
1,000 800 600 400 200 0 200 400 600 800 1,000
Persons

31.12.2001


Age
65+
61-65
56-60
46-55
36-45
26-35
15-25
Men
Women
1,800 1,500 1,200 900 600 300 0 300 600 900 1,200 1,500 1,800
Persons

part of the workforce contributing to the Bank's development.

## Workforce distribution by years of real service

According to the diagrammes:

1. The number of recruitments were at lower levels.
2. Young people showing professional attitude and meeting the Bank's requirements have many opportunities for recognition.
3. The number of women exhausting their years of service has increased during the last five years.

This behaviour, a result of developments in social security legislation and of a change in attitudes, offers increased opportunities to advance women into positions of responsibility.

However, the number of men of the higher age group is increasing, indicating the trend for the exhaustion of the highest permissible limits of active service.

31.12.1997


Years
28+
25-27
22-24
19-21
16-18
13-15
10-12
7-9
4-6
1-3
Men
Women
500 400 300 200 100 0 100 200 300 400 500
Persons

31.12.2001


Years
28+
25-27
22-24
19-21
16-18
13-15
10-12
7-9
4-6
1-3
Men
Women
800 600 400 200 0 200 400 600 800
Persons

## Workforce distribution by level of education

The high educational level of the employees is constantly improving.

The dominant category is people that have completed secondary education (Lyceum level). In the last ten years, the percentage of Lyceum diploma holders was reduced (10%) in favour of higher education graduates (University, Technical College) and holders of postgraduate study diplomas, indicating the emphasis given in recruiting people with specialised skills and a

31.12.1992


7.30% Compulsory education and others
65.60% Secondary education
24.40% Higher education
2.70% Postgraduate studies

31.12.1997


5.75% Compulsory education and others
65.22% Secondary education
25.40% Higher education
3.63% Postgraduate studies

31.12.2001


7.37% Compulsory education and others
55.37% Secondary education
32.60% Higher education
4.67% Postgraduate studies

high level of education.
Similar trends are prevailing in the sector internationally, and the completion of secondary education plus certain years of higher education constitute the minimum entry level for the banking profession.
The developments under way place the Bank in a very favourable position as compared to the situation prevailing in the Greek banking system.

## Workforce distribution by location

The Attica region is the centre of the Bank's

31.12.1997


22.48% Rest of Greece
14.76% Northern Greece
62.76% Attica

31.12.2001


1.36% Abroad
23.03% Rest of Greece
13.98% Northern Greece
61.63% Attica

activities. The geographical distribution of employment has remained fairly stable in the last five years, with a small increase in the number of employees working abroad.

## Workforce distribution at the Head Office and the Branch network

In the last five years the greater part of the workforce remains in the Branch network.
As a result of the technological developments and the restructuring, we note:

- Economies of Personnel working in the Network, since along with the application of the "Proteus 21" programme the back-office activities are now being executed at the Support Centres.
- Emphasis on the significance of the Head Office, both as regards the creation of profit centres and the planning and provision of comprehensive support services to the Network.

Workforce on 31.12


Persons
6,000
5,000
4,000
3,000
2,000
1,000
0
Network
Head Office
1997
1998
1999
2000
2001

* Tirana, Gjirokaster, Elbassan, Durres, Sofia and London Branch are included in the Network.

The average annual increase of the Personnel was 21.6% for the Head Office and 19.7% for the Branches during the period 1997-2001.

31.12.1997


69.24% Network
30.76% Head Office

31.12.2001


66.76% Network
33.24% Head Office

## Workforce distribution by management level and gender

### Authorised signatures

Using the criterion of signature authorisation, we reach the following conclusions regarding the management level indicator:

- The rate of employees per officer remains steadily at 4:1.
- The number of female officers is constantly increasing, while there is an almost absolute balance in the last column of the diagramme.

31.12


Persons
800
700
600
500
400
300
200
100
0
Men
Women
A' B' 1997
A' B' 1998
A' B' 1999
A' B' 2000
A' B' 2001
A'= A' Class Signature
B'= B' Class Signature

### By managerial position

The average increase of the number of Managers during the period 1997-2001 was around 24% and of Assistant Managers 19.9%. The average age of managerial level officers in 2001 was 48. Considerable career opportunities are provided to young, dynamic officers.

The increase in the number of women in such positions is also important – they have approximately tripled in total and partial numbers during this period. This increase creates, as mentioned, the conditions for their future placement in positions of higher responsibility.

31.12


Persons
450
400
350
300
250
200
150
100
50
0
Men
Women
M A/M 1997
M A/M 1998
M A/M 1999
M A/M 2000
M A/M 2001
M= Managers
A/M= Assistant Managers

## Officers' Development - Attendance of postgraduate programmes

The Bank supports systematically and according to a plan, the efforts of employees and officers to attend postgraduate studies.

The average annual increase of the funds allocated during 2001 was 14.5%.

The above investment is the higher of the last five years, increased by 61.6% compared to the previous year. Emphasis is also given to the internal programmes of officers' development and orientation.

### Financial support


million Drs
60
50
40
30
20
10
0
1997
1998
1999
2000
2001

## Participation - Attendance



Persons
18
15
12
9
6
3
0
1996/1997
1997/1998
1998/1999
1999/2000
2000/2001


## Recruitment

The rate of the Bank's growth and the need to fill vacated positions called for a considerable number of recruitments until 1999.

In 2000 the number of recruitments decreased, while during 2001 the decrease is particularly important mainly due to the application of the Bank's restructuring programme.

The Bank, considering that its ties with the Personnel are of special significance, has long applied the policy of recruiting employees' children. During 2001 13% of recruitments was covered by this category.

The second diagramme confirms – from another viewpoint – the policy of equal opportunities applied by the Bank to young people. In two out of the five years considered, the number of women recruited exceeds that of men. During 2001 the rate of men per women is almost 1:1.



Persons
400
300
200
100
0
Total
Employee's children
1997
1998
1999
2000
2001


## Distribution by gender



Persons
250
200
150
100
50
0
Men
Women
1997
1998
1999
2000
2001


## Educational level of new recruits

The Bank deals with the intensifying competition in products and services, by, among others, paying particular attention to the qualifications and quality of those called upon to contribute to its future



Persons
250
200
150
100
50
0
Postgraduate studies
Higher education
Secondary education
Compulsory education and others
1997
1998
1999
2000
2001


**1997**



2.20% Compulsory education and others
60.33% Secondary education
28.93% Higher education
8.54% Postgraduate studies


**2001**



2.90% Compulsory education and others
62.32% Secondary education
27.54% Higher education
7.25% Postgraduate studies

growth. Thus, the Bank creates its specificity and secures, in the best possible manner, the preconditions for an auspicious future.
It must be noted that the rate of recruitments of higher education graduates and postgraduate diploma holders is unchanged during 1997 and 2001. It is also worth mentioning that some of the new recruits are students, who haven't yet completed their studies, consequently the number of secondary level education graduates is not absolutely accurate.

## Recruitment in accordance with Law 2643/98

Banks, in accordance with Law 2643/98, recruit a number of disabled people.
Personnel of this category during 2001 accounted for 6.6% of the workforce.



Persons
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
L.2643/98
Workforce
1997
1998
1999
2000
2001


## Personnel Turnover Indicator

During the last two years we note:

- a decrease of recruitments. Especially during 2001, there was a decrease by 28.1% as compared to the year 2000
- a stability in retirements, mainly due to the conditions pevailing after the intergration of the Ionian Bank.

### Recruitment - Retirement



Persons
500
400
300
200
100
0
Recruitment
Retirement
1997
1998
1999
2000
2001


The decrease in the Personnel Turnover Indicator is due to the reduction of recruitment, which is explained in the relevant diagramme.

| Turnover Indicator | 1997 | 1998 | 1999 | 2000 | 2001 |
|---|---|---|---|---|---|
| (Recruitment+Retirement)/2 / Average Annual Employment | 6.4% | 5.9% | 5.0% | 4.0% | 3.6% |

## Promotions by grade

Promotion prospects are considerable in the Bank. Measured by the number of persons, who were promoted in grade, we note that:

- The number of those promoted annually represents on average over a five-year period, approximately 23.5% of the permanent Personnel.
- The high percentage corresponding to women confirms the application of an equal opportunity policy.

In addition to promotions by grade, even more opportunities are offered to the employees to be placed in positions of high responsibility (Officers, Assistant Managers, Managers).



Persons
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Men
Women
Total
Permanent Workforce*
1997
1998
1999
2000
2001


* Permanent Workforce: The Bank's regular Personnel who have completed one year of service.

## Health and life insurance

The policy applied in health care is also significant.


million Drs
550
500
450
400
350
300
250
200
150
100
50
0
1997
1998
1999
2000
2001
Life-accident insurance
Hospital care
Additional medicare
Preventive check-ups

Collective insurance absorbs the greater part of related funds.

The Bank's care is expressed on a number of levels, such as:

- life and accident insurance
- hospital care
- additional medicare cover beyond that provided by the Health Fund and
- preventive check-ups for officers.

Despite the high level of expenditure involved the provision of high-quality health and insurance care is a priority for the Bank.

## Communication - Activities and Social Benefits

The Bank implements a systematic policy of social care, internal communications and promotion of cultural life. Organised internal communication and mutual and constant flow of information constitute a priority for the Bank. Direct communication channels between staff and management have been created in order to help resolve any professional, personal or family problems. In this direction, the Personnel Relations Section of the Personnel Division visited Bank Units for the direct monitoring of Personnel's issues.

The increase of the funds provided for cultural and athletic activities (skiing, sailing, horseback riding etc.) during 2001 was significant.

It is noteworthy that in 2001, 31 employees attended sailing courses for beginners and acquired the "Certificate of Offshore Sailing School", whereas 10 employees attended advanced sailing courses.

The Bank's sailing team, formed solely by employees, competed in 15 of the most important sailing races with the "ALPHA BANK Notos (South)" sailing boat. The team scored highly and won the second place of the general ranking in the N.O.A. sailing week, the fourth place in the Aegean Regatta and the fifth place in the demanding Aegean Archipelago Race.

Furthermore, 31 employees from Northern Greece completed successfully the sailing courses with the "ALPHA BANK Vorras (North)" sailing boat.

The Bank also contributes to the promotion of social activities and communication, by:

- establishing a complete Life and Health insurance programme,
- covering the cost of contracts with child-care stations,
- rewarding children of the Bank's employees, with excellent grades at school,

### Child-care stations


million Drs
1,000
900
800
700
600
500
400
300
200
100
0
1997
1998
1999
2000
2001

### Extraordinary financial support


million Drs
60
50
40
30
20
10
0
1997
1998
1999*
2000
2001

* *Financial aid to the earthquake-stricken employees and pensioners*

- supporting employees upon the occurrence of extraordinary events that require financial assistance and
- developing the internal electronic communication network (intranet), which helps the fast and direct transfer and exchange of information and knowledge.

Also, the Bank was reinforced by a social worker in order to support more effectively any professional or personal issue.

Finally, the Bank, under the guidance of a doctor, established a blood bank and a blood donation programme.

**Events - Activities**


million Drs
80
70
60
50
40
30
20
10
0
1997
1998
1999
2000
2001
Culture
Sport

**Staff meetings**


Hours
700
600
500
400
300
200
100
0
1997
1998
1999
2000
2001

## The Group's Personnel

### Workforce

| *Companies* | *31.12.99* | *31.12.00* | *31.12.01* |
|---|---|---|---|
| Alpha Bank London | 72 | 73 | 58 |
| Alpha Bank Cyprus | 391 | 468 | 541 |
| Alpha Asset Finance Cyprus | – | 41 | 41 |
| Alpha Insurance Company Cyprus | – | 62 | 67 |
| Alpha Finance Cyprus | – | – | 10 |
| Alpha Trustees | – | – | 2 |
| Alpha Bank Romania | 308 | 333 | 426 |
| Alpha Finance Romania | 22 | 25 | 27 |
| Alpha Leasing Romania | 13 | 18 | 20 |
| Alpha Leasing | 40 | 41 | 56 |
| ABC Factors | 57 | 71 | 80 |
| Alpha Finance* | 52 | 51 | – |
| Alpha Finance U.S. Corporation | – | 5 | 6 |
| Alpha Finance** | 160 | 259 | 175 |
| Alpha Mutual Fund Management Company | 42 | 49 | 50 |
| Alpha Portfolio Investments | 8 | 6 | 5 |
| Alpha Asset Management | 0 | 0 | 29 |
| Alpha Ventures | 4 | 2 | 9 |
| Alpha Insurance Company | 344 | 377 | 407 |
| Alpha Astika Akinita | 49 | 28 | 36 |
| Alpha Investment Services | 0 | 0 | 118 |
| Delta Informatics | 297 | 384 | – |
| Delta Singular | – | – | 959 |
| Icap | 292 | 316 | 344 |
| Systima Kinisis A.E. | 127 | 180 | 169 |
| Café Mazi | 5 | 6 | 4 |
| Kreditna Banka a.d. Skopje | – | 52 | 67 |
| Ionian Hotel Enterprises | 37 | 36 | 266 |
| Ionian Leasing | 19 | 15 | – |
| Ionian Investments | 5 | – | – |
| Ionian Finance | 12 | – | – |
| Ionian Education | 8 | – | – |
| Ionian Securities | 66 | – | – |
| Ionian Mutual Funds | 39 | – | – |
| Ionian Bank | 3,896 | – | – |
| Total | 6,365 | 2,898 | 3,972 |
| Total*** | 2,469 | 2,898 | 3,972 |

** Absorbed by Alpha Bank*
*** Renaming of Alpha Brokerage*
**** Ionian Bank is not included in the workforce for the year 1999.*

### 31.12.2001



14% Alpha Bank Cyprus
11% Alpha Bank Romania
4% Alpha Finance
3% Alpha Investment Services
10% Alpha Insurance Company
24% Delta Singular
9% Icap
4% Systima Kinisis A.E.
7% Ionian Hotel Enterprises
14% Companies with less than 100 Employees


Alpha Bank Group is at the top position in the domestic financial market, being active in the money and capital markets and providing investment, consulting and broking services as well as bancassurance products.
Alpha Bank is further expanding its activities and broadening its presence abroad in international

financing centres (Alpha Finance US Corporation) and in Southestern Europe by acquiring Kreditna Banka a.d. Skopje and by establishing a Branch in Belgrade.

At the end of the year the number of persons employed by Group companies was 3,972 against 2,898 in 2000, an increase of 37% as against 17.4% of the period 1999-2000.

According to the above table, the increase is mainly due to:

- the incorporation of a large number of employees in the workforce of the Ionian Hotel Enterprises as a result of the transfer of the commercial activities of the Hilton of Panama S.A. to the company.
- the formation of Delta Singular, after the merger.

## Workforce distribution by gender

The diagramme reflects the fact that the evolution of workforce in the Group companies is upward.

The number of men and women working in the Group is balanced, with a slight precedence of women. The provision of equal career opportunities is a priority for the Group.

31.12


Persons
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Men
Women
Workforce
1999
2000
2001

## Workforce distribution by age

The Group companies employ a high percentage of young employees, which is a clear advantage in view of the future market developments and the constant demand for human resources adjustment to them.

31.12.2001


5% 50 +
14% 41-50
34% 31-40
47% up to 30

## Workforce distribution by level of education

The Group's employees have a particularly high level of education. The holders of higher education diplomas and postgraduate diplomas are steadily increasing, representing 50% of the workforce in 2001 as against 45% in 2000.

31.12


Persons
2,000
1,600
1,400
1,200
1,000
800
600
400
200
0
Compulsory education and others
Secondary education
Higher education
Postgraduate studies
1999
2000
2001

## Educational level of new recruits

The new recruits of the Group in 2001 have a high level of education. The holders of higher

31.12.2001


14.8% Compulsory education
47.6% Secondary education
30.3% Higher education
7.3% Postgraduate studies

education diplomas and postgraduate diplomas exceed the 1/3 of the total newly recruited employees in 2001.

## Recruitment - Departure

The Group's strong presence in the whole range of financial activities, as well as its administrative restructuring contributed to the increase in the number of recruitments and departures during 2001. The Group and the Bank itself offer clear-cut career opportunities to persons who are dynamic and willing to work in a challenging environment. To some extent, recruitments were necessary in order to cover departures.



Persons
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
Departures
Recruitment
1999
2000
2001

## The Bank's training activities

### Participation in educational programmes


Persons
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Within the Bank
Outside the Bank
1999
2000
2001

Attendance in 2001 increased considerably as compared to the average of the two preceding years, indicating the ongoing emphasis given to the Bank's training activities. Note that the sharp increase in 2000 was in the context of intensive training courses aimed at familiarising Staff with new structures following the acquisition of the Ionian and Popular Bank. In 2001, the training programmes addressed the needs determined on the basis of the Bank's business planning.
The following targets were set:

- Preparing the Staff for the effective application and implementation of the Proteus 21 Programme.
- Preparing the Staff for the launch of the Euro.
- Reinforcing entrepreneurial spirit, i.e. fast and accurate analysis of market conditions, innovation and flexibility, dynamic information management and risk management.
- Familiarising Staff with new technologies, e-banking and alternative networks – an absolute necessity in view of developments in the information technology and telecommunications sectors.
- Providing high-quality services and maintaining and enhancing customer relations.

### Participation in educational programmes outside the Bank

The rapid changes in the market and the intense competition, render the need to provide training to the Personnel on an ongoing basis imperative. In this context, we have continued our efforts to have Staff members attend training courses held outside the Bank, by selected, recognised institutions in Greece and abroad.


Persons
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
Greece
Abroad
1999
2000
2001

Participation in such courses offers a number of benefits, including:

- Opportunities to exchange experiences and gain insights from other business fields.
- Horizons are broadened, and the ability to "orient oneself" in the global environment is strengthened, enabling an easier understanding of interbank communication mechanisms in Greece and abroad.
- The value of the Bank's human resources is enhanced.

Staff members also attend specialised courses which enrich their knowledge and render them more competitive.
These courses offer recognised certification and contribute to each participant's personal development.

### Total employees attending training courses by age group

Staff members between 31 and 40 years still form the group with the highest course attendance, highest level of training and fastest development. The Bank is placing special emphasis on training the younger Officers.

However, as indicated in the chart, the other age groups do not lag far behind as regards participation in training activities.


Persons
up to 20
21-30
31-40
41-50
51-60
61+
Total Employees
5,500
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
1999
2000
2001

## Total employees trained


Persons
5,500
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Men
Women
1999
2000
2001

The Bank aims at enhancing its human resources, especially through training and education, irrespective of rank, age or gender. Among those receiving training courses in 2001, 52.4% were men and 47.5% were women.

## Distance training

In the context of our aim to utilise methods such as training at the workplace and distance training, Officers and Employees are given the opportunity to join such programmes. Participation in distance-training courses increased by 34%. Distance training is a modern method for acquiring professional qualifications. Training is carried out at the trainee's premises, utilising special-specification educational material, which is sent in printed form to all participants. Modern firms are now using this method in its electronic form, as described below.


Persons
700
600
500
400
300
200
100
0
Participation
1999
2000
2001

## Alpha Bank e-learning

The Bank, adapting to the needs and requirements of the market, is introducing "e-learning", providing its Staff with the information and knowledge they need in order to be able to deal with the changing environment.

E-learning eliminates distance, utilises time more efficiently, improves productivity and enhances the degree of adaptation and absorption of new information. It is a modern training method utilising the capabilities of the Internet, offering faster transmission of information and broader access thereto.

In the first, pilot-test stage of "Alpha Bank e-learning", participants could attend at the Branch where they work (where "Education Corners" were created) or from their own homes.

## Pilot-test programme Alpha Bank e-learning


40
35
30
25
20
15
10
5
0
Number of Branches
Number of available training programmes
Number of participants

This stage was completed successfully, and plans have already been made for its gradual introduction into more Branches and to a larger number of participants. Another aim is to expand the use of the system from trainees' homes.

## Percentage of employees trained in 2001


22.3% Head Office Executives
28.8% Branches' Managers, Assistant Managers, Officers
48.9% Branches' Employees

Our efforts focus on the need to train the entire Staff, irrespective of rank or grade and irrespective of the specific field each Employee or Officer specialises in. Thus, the training programmes designed and realised by the Training Centre and other entities (domestic or foreign), are addressed to the entire Staff and to all grades of the hierarchy.

## Training programmes

The chart indicates the increase in the number of training programmes organised each year. The increase was expected, since the number of Employees -and by extension, the number of their respective needs for training- has increased. Most of the training activities were held at the Bank's Training Centre.


Programmes
350
300
250
200
150
100
50
0
1999
2000
2001

## Training Man Hours


Hours
250,000
200,000
150,000
100,000
50,000
0
1999
2000
2001

Training Man Hours dropped in 2001 as compared to 2000 because:

a. as mentioned above, training activities increased considerably in 2000 because of the merger of the two Banks; and
b. many small-duration courses were held in 2001, towards preparing the maximum number of Employees for the launch of the Euro.

## Training according to subject

| Subject | Number of participants | Man Hours | Percentage of total Man Hours | |
|---|---|---|---|---|
| Proteus 21 | 1,695 | 29,271 | 21.5% | |
| Euro | 1,700 | 6,621 | 4.9% | |
| Technology/ e-banking | 544 | 13,727 | 10% | 43.4% |
| Quality/ Business spirit | 392 | 9,424 | 7% | |
| Banking activities & products | 2,569 | 77,137 | 56.6% | |

Most training programmes in 2001 concerned:

- training and familiarisation with banking operations procedures and analysis of the characteristics of new products;
- training the Staff in the context of the operation of the Proteus 21 Programme; and

- preparing Employees and Officers, especially those working in the Branch Network, for the launch of the Euro.

Special emphasis (43.4%) was given to training programmes regarding the operational re-design of Bank Branches, e-banking, the quality of the services provided and the Euro.

## Cultural activities

The Bank as well as other companies of the Group actively participate in the country's cultural life, supporting events for the dissemination and preservation of the Greek culture and the advancement of economic science.

### Collections

#### Ancient coins

The Bank has a noteworthy collection of about 10,000 ancient coins, which is continuously being enriched.
During 2001, many Greek and foreign scholars have drawn significant information from the collection. Moreover, postgraduate students in England, with the initiative of the English Archaeological School have visited the collection and have attended lectures on ancient coins in September.
The programme "Travelling with a Greek coin" presenting the collection has been expanded and operates through a touch screen personal computer at several Branches of the Bank.
The programme's translation in English was completed, the relevant informative leaflets were issued and ten new terminals were installed in the two Branches of Alpha Bank London, in four Branches of Alpha Bank Cyprus and in four Bank Branches in Greece.

#### Works of art

The Bank's collection consists of paintings, engravings and sculptures by famous artists and is continuously being enriched with important works. Many of the art works decorate the Head Office Divisions and various Branches.
Photographs of the works of the collection are offered by the Bank for publication in articles of various periodicals and studies.

### Cultural events

#### Sponsorships

The Alpha Bank Group, as a way of expressing its multiple participation in the cultural life of the country, was the exclusive sponsor of the following events, which were held at the Athens Music Hall:

- "Tribute to J.S. Bach" with the Choir and Soloists of Stuttgard Bach Academy, on October 29 and 30, and on November 22 and 24, 2001.
- "Tribute to W.A. Mozart" with the Prague Chamber Orchestra, on November 30, and on December 1 and 2, 2001.

The Group also supported the opera of W.A. Mozart, "The Magic Flute", which was presented at the Children Stage of the Greek National Opera, in April and May, 2001.

#### Exhibitions

In order to offer the viewing of its collections to the public and to promote culture, the Bank organises exhibitions of works from its collections or lends certain to individual or thematic exhibitions of artists.
In this context, the Bank organised exhibitions with engravings from its collection under the title "Greek Prints" in the towns of Kalamata, Patrai, Nafplion, Korinthos and Lamia during 2001. Two exhibitions took place, in Messolongi from January 19 until February 28, 2001 and at the Municipal Gallery of Corfu from April 9 until May 15, 2001:

- "Chryssa-Cycladic Books". The exhibition presented 12 sculptures by Chryssa from her series Cycladic Books, ten of which belong to the Bank,
- "Gerassimos Steris, Drawings 1920-1935". Alpha Bank's collection includes 35 sketches drawn by this artist of the Greek diaspora.

Furthermore, the Bank provided items from its collection to the exhibitions of the following artists:

- Chryssa: Five Cycladic Books, for the exhibition "Mythologies of the Book, Contemporary Greek Artists", presented at the Frankfurt International Book Fair, where Greece was the honoured country, on October 9 – 15, 2001.
- Costas Tsoklis: Works for the retrospective exhibition in the National Museum of

Contemporary Art, from October 1, 2001 until March 3, 2002.

- Additionally, the Bank provided works from its Collection for the exhibitions of Gysis (in Tinos and in Athens), M. Arfaras and M. Katzourakis.

## Foundations

### J. F. Costopoulos Foundation

It was founded on the occasion of the centennial anniversary of the Bank by donation of its then Chairman Spyros J. Costopoulos and his wife Eurydice. The Foundation operates independently of the Bank and is mentioned in tribute to its important contribution to culture.
The Foundation, in co-operation with the National Bank of Greece Cultural Foundation, organised and presented a retrospective exhibition of Daphne Costopoulos, daughter of Stavros Costopoulos, who had been a Governor of the National Bank. The exhibition took place at the Eynard Building between October 10 and November 11, 2001.
The Foundation also participated as one of the two sponsors of the exhibition "The Art of Gilbert and George", which took place at the Athens School of Fine Arts "The Factory", between October 5 and November 25, 2001.

### Eustathia J. Costopoulos Foundation

After the earthquake in Kalamata and on the occasion of the inauguration of the new building of the Main Branch, the Foundation was established in memory of the wife of the founder of the Bank, with the aim of erecting a child-care station in Kalamata, as a token to the reconstruction of the town.
The Costopoulos family provided the site –a property which belonged to Eustathia J. Costopoulos- on which the Bank undertook the construction and outfitting of the childcare station, which receives 75 infants and children from poor families. It also functions as a cultural and social centre, hosting cultural and social events, for the public at large.
The operational costs are covered by the Bank, the J.F. Costopoulos Foundation and the Costopoulos family.

### Cultural Foundation of the Ionian Bank

The Bank's art collection also includes engravings, works of Greek painters of the 19th and 20th century as well as works of European painters with Greece and its history as their main subject, that cover a period of almost two centuries between 1700 and 1900.
The Bank owns the unique Banknotes Museum in Greece, which operates in Corfu, and is one of the most complete museums of its kind in the world. The collection, which is continuously being enriched, includes the first Greek banknotes, samples of the history of Greek banknotes from the middle of the 19th century until today, essays and printing matrices.
It also includes foreign countries' banknotes and integrated series of the latest issues of banknotes from the twelve EU member-states.

## Library

The Library is in the Bank's Main Building and has approximately 10,000 books on economics, literature and general interest. All books have been electronically recorded in order to facilitate access. A Lending Facility is available to the Personnel, while all interested persons may use the Reading Room and the computer terminal, to facilitate their search according to title, subject, author etc.
The Library also contains a collection of great scientific importance, which is unique in Greece, consisting of historical and geographical maps of the Antiquity and the Middle Ages, published by the Cartographic Centre of the University of Tuebingen. The collection of maps is studied by professors, scholars, students etc.

## Historical Archive

Aiming at the preservation of the Group's historical memory the Historical Archive was

established and operates under Professor K. Kostis of the University of Athens. Among the duties of the Historical Archive is the saving, maintenance, classification and storage of the archive collections, the search for new material for their enrichment, the preservation of the most significant elements of everyday operation of the companies of the Group, and also the support of exhibitions, scientific events and other similar events.
The Historical Archive receives any relevant item from the moment it looses its corporate functionality.
During 2001, archive and photographic material of Credit Bank and Ionian and Popular Bank, from their foundation until 1985, was gathered, classified, listed and processed together with recent archive material from Divisions.
Furthermore, personal files were listed, the minutes of General Meetings and of the Board of Directors of the Ionian and Popular Bank from 1958 until 1981 were screened out, the minutes of the Board of Directors of the Bank of Kalamata and Credit Bank were digited, as well as the Circulars of Credit Bank until 1980 and the press clippings. The files of the Ionian Bank's and the Popular Bank's Personnel were assembled and analytically processed.
Due to the large amount of material, this process will continue over the next years.

## Publications

### Periodical

#### Financial

The Bank publishes the quarterly magazine "Economic Bulletin", which deals with current trends in national and international finance and is read with interest by business people, scholars and journalists of our country, and is often quoted as a source in articles appearing in the press.
The Bank also publishes "The Greek Economy", a bimonthly magazine, which deals with updated Greek financial matters abroad and the weekly information bulletin outlining developments in international markets.

#### Other publications

The shopping guide "Mazi in the Market" magazine is published and distributed gratis to the Bank's cardholders. This particularly well produced and useful publication also includes a number of subjects of general interest.
The publication of "Mazi" magazine, the Group's internal communication bulletin, continued successfully, covering the Bank's and the companies' of the Group activities.
Alpha Astika Akinita, continues to publish the interesting "Akinita" magazine, which deals with subjects connected to the purchase of real estate.

### Historical

The Bank is preparing the third part of the trilogy "History of Macedonian Hellenism" by the German historian J.G. Droysen. The classical work of the German historian is presented by Alpha Bank, fully updated with the most reliable findings of the modern historical-archaeological research, in a new edition.
The first two parts: "History of Alexander the Great" (2 volumes, 1026 pages) and "History of the Successors of Alexander the Great" (2 volumes, 768 pages) are already available in a revised translation with extensive critical annotations.
The work's new edition will be also available in German, in co-operation with the Institut fur Byzantinistik, Neugriechische Philologie und Byzantinische Kunstgeschichte of the University of Munich.
Works on the issue of "The History of Alpha Credit Bank" are procceeding and it is expected to be available in 2004.

## Publicity

In order to reinforce and support the image of the Bank's products and services, a series of advertising campaigns were planned in the mass media.
On television, the following products and services were promoted:

- Consumer Loans: in April, June and July
- Alpha Housing Loans: in June, July and September
- Gold ATHENS 2004 VISA Card: in June, July, September and October
- Alpha Web Banking: in November and December
- ALPHA BANK Panorama of Olympic Sports: in Athens, during the first half of November
- Athens Classic Marathon and 10,000 metres open race: end of October till mid-November.

A radio campaign was held for the:
- Consumer Loans: in June and July
- Alpha Housing Loans: in June, July, September, October and November
- Loans for firms: in July
- ALPHA BANK Panorama of Olympic Sports: promotion in local radio stations, depending on the date and time of the Panorama presentation. In Athens, the promotion was held in October.
- Athens Classic Marathon and 10,000 meters open race: end of October till mid-November.

In the daily press, promotional campaigns were realised on the:
- Alpha Bank Capital Guarantee: in February
- Corporate identity, in the context of the Olympic Sponsorship: in March
- Loans for firms and professionals: in July
- Alpha Housing Loans: in June, July and September
- Gold ATHENS 2004 VISA Card: in June September and October

In September, an advertising campaign was realised in the daily press, with the subject "Do you want cheques in Euro from your banking account in drachmae? Tell Alpha Bank!".
In the periodical press, in June, July, September, October and November, the Gold ATHENS 2004 VISA Card was promoted, while Loans for firms were promoted in September, October, November and December, in specific magazines.

Finally, the Alpha Housing Loans were promoted via the Internet (in September and October), the Alpha Web Banking (in November and December) and the Gold ATHENS 2004 VISA Card (in October and November). For the promotion of the card and for more information on its use and characteristics, a web page has been launched in the address www.athens2004visa.gr.

## Alpha Odeon Cinephile Club

The Bank has continued its sponsorship for a third consecutive year of the Alpha Odeon Cinemas and the Alpha Odeon Cinephile Club. In the context of decentralisation, two new cinemas, one in Alexandroupolis and one in Rhodes, were added to the chain of Alpha Odeon Cinemas.
Furthermore, one new cinema was added at the Alpha Odeon Maroussi and the Alpha Odeon Opera cinema was totally renovated.
Alpha Odeon Cinephile Club numbers 20,000 members, holders of Alpha Bank Electron Visa - Cinephile, enjoying a series of privileges, such as ticket phone - bookings, information via mobile phone text messages, special discounts and events as well as privileges for enterprises, with which the Club has secured a collaboration.
The promotion of the Bank's products and services is realised through the Alpha Odeon programme, by means of advertisments in the Alpha Odeon cinemas or through the pages of the Club's magazine "Alpha Odeon Premiera", special signage and events in the cinemas and radio programme sponsorships.

## Café Mazi

For more than ten years, mainly during working hours and days, Café Mazi is the meeting point for executives, businessmen, lawyers, brokers etc.
It is operating at the Bank's Main Building and by means of T.V. screens linked with Reuters, it continuously provides information on the session of the Stock Exchange and exchange rates.

# The listed shares of the Group

## Alpha Bank

The extended unfavourable stock market conditions led the General Index to a decline of 23% in 2001; internationally too, market conditions were unfavourable.

The share of Alpha Bank carried along by the negative climate fell by 45%, underperforming the General Index.

Alpha Bank's dividend yield remained among the highest in the sector, and its total market value at the end of the year amounted to Euro 3.71 billion (approximately USD 3.31 billion), rendering the Bank the sixth largest company listed in the Athens Stock Exchange.


120
100
80
60
40
20
0
Alpha Bank
General Index
Banking Index
3/1/2001
31/1/2001
28/2/2001
28/3/2001
25/4/2001
30/5/2001
28/6/2001
26/7/2001
29/8/2001
26/9/2001
31/10/2001
28/11/2001
27/12/2001

The share's marketability remained at high levels and amounted to approximately 333,000 shares per session, indicating the high interest shown on the part of investors.

### Volume of transactions


in thousands
3,000
Volume of transactions (shares)
2,500
2,000
1,500
1,000
500
0
3/1/2001
31/1/2001
28/2/2001
28/3/2001
25/4/2001
30/5/2001
28/6/2001
26/7/2001
29/8/2001
26/9/2001
31/10/2001
28/11/2001
27/12/2001

The Bank's positive prospects, reinforced by the completion of the absorption of Alpha Finance, its powerful capital base and its leading position in the domestic banking market, in conjunction with the share's high marketability, have meant that the share remains among the first choices of Greek and foreign institutional investors.

### Ownership structure


12% Foreign shareholders
88% Greek shareholders
47% Other legal entities
53% Individuals

At the end of 2001 the number of Alpha Bank shareholders amounted to 125,724, as against 120,000 in 2000.

## Alpha Portfolio Investments

Market capitalisation at the end of the year amounted to Euro 334.6 million, thus rendering it the largest company in its sector. Despite the unfavourable stock market conditions in 2001, the company attained satisfactory earnings, representing half of the entire sector's profitability. The share's performance was in line with that of other shares in the sector.


120
100
80
60
40
20
0
Alpha Portfolio Investments
General Index
Investment Companies Index
3/1/2001
31/1/2001
28/2/2001
28/3/2001
25/4/2001
30/5/2001
28/6/2001
26/7/2001
29/8/2001
26/9/2001
31/10/2001
28/11/2001
27/12/2001

The share's marketability was maintained at satisfactory levels, and on average amounted to 63,000 shares per session.

## Alpha Leasing

The share price fell by 23%, reflecting rather its defensive character than the negative market conditions. The company's market capitalisation at the end of the year amounted to Euro 340.4 million, rendering it the largest listed company of the sector. Average daily marketability amounted to 18,000 shares.


120
100
80
60
40
20
0
Alpha Leasing
General Index
3/1/2001
31/1/2001
28/2/2001
28/3/2001
25/4/2001
30/5/2001
28/6/2001
26/7/2001
29/8/2001
26/9/2001
31/10/2001
28/11/2001
27/12/2001

## Delta Singular

In the past year the merger of Singular and Delta Informatics was completed, rendering the new company one of the most powerful in the sector. Even so, the rapid correction in stock market prices affected the company's share, with the result that part of the gains made in previous years were lost.


120
100
80
60
40
20
0
Delta Singular
General Index
3/1/2001
31/1/2001
28/2/2001
28/3/2001
25/4/2001
30/5/2001
28/6/2001
26/7/2001
29/8/2001
26/9/2001
31/10/2001
28/11/2001
27/12/2001

Its market capitalisation at the end of the year amounted to Euro 493 million, and daily marketability to 99,000 shares.

## Alpha Astika Akinita

The company is active in the real estate sector. The price of its share in the past year declined in the context of the overall unfavourable market conditions, with the result that its market capitalisation at the end of the year amounted to Euro 99.78 million. Daily marketability amounted to 25,000 shares.


120
100
80
60
40
20
0
Alpha Astika Akinita
General Index
3/1/2001
31/1/2001
28/2/2001
28/3/2001
25/4/2001
30/5/2001
28/6/2001
26/7/2001
29/8/2001
26/9/2001
31/10/2001
28/11/2001
27/12/2001

## Ionian Hotel Enterprises

The market capitalisation of Ionian Hotel Enterprises at the end of the year amounted to Euro 105.6 million, posting a decline of 28%. The share's marketability amounted on average to 3,500 shares per session.


120
100
80
60
40
20
0
Ionian Hotel Enterprises
General Index
3/1/2001
31/1/2001
28/2/2001
28/3/2001
25/4/2001
30/5/2001
28/6/2001
26/7/2001
29/8/2001
26/9/2001
31/10/2001
28/11/2001
27/12/2001

## Alpha Bank (Reuters ACBr.AT) (1)

| | | | |
|---|---|---|---|
| Market Capitalisation (mil. Drs) | 2,263,206 | Performance relative to the General Index | -21.9% |
| Market Capitalisation (mil. Euros) | 3,707 | Performance relative to the Sector Index | -10.9% |
| Weight in the General Index | 5.66% | Year low | 18.24 |
| Weight in the FTSE-ASE 20 Index | 11.34% | Yearly average | 26.17 |
| Average daily value of transactions (mil. Drs) | 2,970 | Year high | 35.82 |
| Average daily value of transactions (mil. Euros) | 8.715 | Dividend | 0.91 |
| Share price 31.12.2000 | 36.68 | Dividend yield | 4.5% |
| Share price 31.12.2001 | 20.02 | P/E (before tax) | 10.6 |
| Annual performance | -45.4% | P/E (after tax) | 15.1 |

## Alpha Portfolio Investments (Reuters ALP.AT) (1)

| | | | |
|---|---|---|---|
| Market Capitalisation (mil. Drs) | 113,811 | Performance relative to the General Index | -16.9% |
| Market Capitalisation (mil. Euros) | 334 | Performance relative to the Sector Index | 2.5% |
| Weight in the General Index | 0.52% | Year low | 2.64 |
| Weight in the FTSE-ASE 20 Index | (2) | Yearly average | 4.18 |
| Average daily value of transactions (mil. Drs) | 90 | Year high | 6.16 |
| Average daily value of transactions (mil. Euros) | 0.265 | Dividend | – |
| Share price 31.12.2000 | 5.60 | Dividend yield | – |
| Share price 31.12.2001 | 3.34 | P/E (before tax) | 15.9 |
| Annual performance | -40.4% | P/E (after tax) | 16.7 |

## Alpha Leasing (Reuters ALFr.AT) (1)

| | | | |
|---|---|---|---|
| Market Capitalisation (mil. Drs) | 116,130 | Performance relative to the General Index | 0.6% |
| Market Capitalisation (mil. Euros) | 341 | Performance relative to the Sector Index | (4) |
| Weight in the General Index | (3) | Year low | 6.74 |
| Weight in the FTSE-ASESMALL CAP-80 Index | 2.60% | Yearly average | 9.60 |
| Average daily value of transactions (mil. Drs) | 60 | Year high | 12.00 |
| Average daily value of transactions (mil. Euros) | 0.176 | Dividend | 0 |
| Share price 31.12.2000 | 11.72 | Dividend yield | 0.0% |
| Share price 31.12.2001 | 9.04 | P/E (before tax) | 29.2 |
| Annual performance | -22.9% | P/E (after tax) | 0.0 |

### Delta Singular (Reuters SINr.AT) (1)

| | | | |
|---|---|---|---|
| Market Capitalisation (mil. Drs) | 168,365 | Performance relative to the General Index | -13.4% |
| Market Capitalisation (mil. Euros) | 494 | Performance relative to the Sector Index | (4) |
| Weight in the General Index | 0.79% | Year low | 3.26 |
| Weight in the FTSE-ASEMID-40 Index | 5.04% | Yearly average | 4.75 |
| Average daily value of transactions (mil. Drs) | 161 | Year high | 6.76 |
| Average daily value of transactions (mil. Euros) | 0.472 | Dividend | – |
| Share price 31.12.2000 | 6.34 | Dividend yield | – |
| Share price 31.12.2001 | 4.00 | P/E (before tax) | 23.5 |
| Annual performance | -36.9% | P/E (after tax) | – |

### Alpha Astika Akinita (Reuters ASTr.AT) (1)

| | | | |
|---|---|---|---|
| Market Capitalisation (mil. Drs) | 33,680 | Performance relative to the General Index | -22.4% |
| Market Capitalisation (mil. Euros) | 99 | Performance relative to the Sector Index | (4) |
| Weight in the General Index | (3) | Year low | 5.14 |
| Weight in the FTSE-ASESMALL CAP-80 Index | 1.00% | Yearly average | 9.39 |
| Average daily value of transactions (mil. Drs) | 83 | Year high | 14.30 |
| Average daily value of transactions (mil. Euros) | 0.242 | Dividend | 0.20 |
| Share price 31.12.2000 | 13.06 | Dividend yield | 2.8% |
| Share price 31.12.2001 | 7.06 | P/E (before tax) | 13.1 |
| Annual performance | -45.9% | P/E (after tax) | 21.4 |

### Ionian Hotel Enterprises (Reuters IHE.AT) (1)

| | | | |
|---|---|---|---|
| Market Capitalisation (mil. Drs) | 43,392 | Performance relative to the General Index | 1.4% |
| Market Capitalisation (mil. Euros) | 127 | Performance relative to the Sector Index | (4) |
| Weight in the General Index | (3) | Year low | 6.10 |
| Weight in the FTSE-ASE 20 Index | (2) | Yearly average | 9.39 |
| Average daily value of transactions (mil. Drs) | 12 | Year high | 12.94 |
| Average daily value of transactions (mil. Euros) | 0.034 | Dividend | 0 |
| Share price 31.12.2000 | 12.20 | Dividend yield | 0.0% |
| Share price 31.12.2001 | 9.50 | P/E (before tax) | – |
| Annual performance | -22.1% | P/E (after tax) | – |

*(1) Adjusted figures*
*(2) There is no participation in the FTSE-ASE 20 or FTSE-ASE MID-40 Index*
*(3) There is no participation in the General Index*
*(4) There is no Sector Index*

# Risk Management

The Risk Management Division is responsible for measuring financial risks and reviewing the methodologies applied in such measurements. It reports to the General Management, the Assets and Liabilities Management Committee (ALCO), and the Head Office Divisions, Branches and Group companies.
The financial risks monitored are mainly credit risk, market risk for the trading and the banking portfolio and liquidity risk.

## - Credit risk

Credit risk is defined as the possibility of failure on the part of the Bank's counterparties to settle their obligations in due time, resulting in a loss of funds. The principal mission of credit risk management is the timely assessment of such risks and the minimisation of losses due to default. The main tools used for this purpose are an internal borrower rating system which classifies borrowers in categories of credit risk, and the procedures for approving loans, exercising control, and monitoring the data concerning counterparties.
In this context, the Bank:

- has set in operation a credit rating system in accordance with international standards. The system assigns credit rating grades to borrowers on the basis of financial data, data on previous payment behaviour and a range of qualitative criteria, such as the management of the company, competition etc.;
- has instituted specific approval limits at every level of approval and a specific credit policy, depending on credit risk assessments;
- monitors any change in the credit risk category of borrowers and adopts the appropriate strategy.

## - Market risk

Market risk is the risk of loss arising from adverse movements in the level or volatility of market prices, which can occur in the interest rate, foreign exchange, equity and commodity markets. It is incurred as a result of both trading and asset/liability management activities.
The market risk of the trading portfolio is mainly measured with Value at Risk (VaR) methodology. Market risk may however arise from other positions held by the Bank, beyond the trading portfolio. Management of such risks is covered in the section "Analysis of Assets and Liabilities".

## - Liquidity risk

Liquidity risk is the risk of failing to ensure that funding requirements can be met, i.e. the replacement of existing funds as they mature or are withdrawn, or to satisfy customer demand for additional loans.

## Credit Risk

The allocation of loans to the main sectors of economic activity as at December 31, 2001 appears in the diagramme below:

**Allocation of loan balance by sector of activity**


5.4% Consumer loans
10.8% Housing
17.5% Other
1.2% Credit institutions
7.4% Public sector
7.6% Shipping
4.8% Tourism
24.8% Trade
20.5% Industry - Manufacturing

Financing to business as at December 31, 2001 accounted for 82% of the Bank's total loans, and amounted to Euro 10.9 billion.
The diagramme below depicts the balance of loans to businesses corresponding to each risk category, as such balance was shaped during the course of 2001.
The Bank's Normal Risk index, which expresses the percentage of the credit exposure in the four best credit risk categories to the total rated credit exposure, stands at 86%.

% of loan balance per rating category
as a graded ratio to the whole



40
35
30
25
20
15
10
5
0
AA
A
BB
B
CC
C
D
86%
Low Risk
High Risk


In the last quarter of 2001 the new Credit Risk Management System, developed by Unisystems in collaboration with the Risk Management Division and Icap, was set in operation. This innovative system operates via the Intranet and has been incorporated in the Bank's strategic planning, since its application aims at:

- Reducing the response time to lending requests as well as cutting down operating costs by automating the procedures involved.
- Meeting the requirements of Capital Adequacy for Credit Institutions in relation to Credit Risk as they arise from the new recommendations of the Basle Committee (New Capital Adequacy Framework).

### Functions of the Credit Risk Management System

Information about the Bank's corporate customers derived from the internal loan database and the Commercial and Financial Database maintained by Icap is entered into the Credit Risk Management System, which supports the following functions:

- Verification of borrower's particulars
- Preliminary loan recommendation
- Classification of borrowers under credit risk categories
- Monitoring borrower's approvals and progress
- Assessment of the corporate financing portfolio's credit risk.

While preparing the preliminary recommendation and the credit risk rating, two thirds of the data required is drawn automatically from the information previously entered in the Bank's and in Icap's systems. Regarding the methodology for assigning credit risk grades, improvements have been made so that the system can later be adapted to the new capital adequacy framework based on the recommendations made by the Basle Committee.

The system is being pilot-tested, handling incorporated and limited liability company accounts. Its gradual extension to the entire Bank network is expected within 2002.

In the context of the Proteus 21 project, independent credit risk analysis and customer credit rating units operate in Support Centres and perform the above functions via the system. Thus the Branches focus on customer service and on promoting the Bank's products, while an independent team monitors the borrower's potential in meeting obligations against the Bank, and forwards the lending requests to the appropriate councils for approval.

In addition, the Risk Management Division in association with Reuters utilises the CreditVar system for monitoring the credit risk represented by the Bank's counterparties in the case of transactions executed by the Treasury Division.

## Market Risk

### Trading Portfolio Risk

Trading portfolio risk is the risk of unfavourable developments in the portfolio's market value in the period required to liquidate all holdings. Since 1998, market risk is estimated with the aid of a 'Value at Risk' measure. Value at risk is the maximum loss that can arise in a given period of time, so that the possibility of the loss being larger is small and predetermined. Value at Risk is calculated for each product separately and for the portfolio as a whole on a daily basis at a confidence level of 99.5% and holding periods of one day and ten days. According to the chosen confidence level, the possibility of daily losses exceeding the daily Value at Risk figure are likely to occur, on average, once in every two hundred working days. The market parameters examined include interest rates, exchange rates, prices (for products negotiated in organised exchanges) and volatilities.

The method applied in calculating Value at Risk is historical simulation. The trading portfolio (in its current composition) is marked to market with the current market parameters. The profit or loss is then estimated if market parameters changed in accordance with the recorded data for the preceding year.

The effectiveness of calculating daily Value at Risk is assessed by a technique known as back-testing, which counts the number of days when trading losses exceeded the estimated Value at Risk figure for that day. If the number of days differs significantly from one for each two hundred working days, then the model used has not been correctly specified. Back-testing is applied to each product separately and to the portfolio as a whole.

During the course of 2001, the average daily Value at Risk for the trading portfolio for one day holding period was Euro 22.3 million; the maximum and minimum values were Euro 54.9 million and Euro 4.6 million respectively.

When the Bank of Greece permits the use of the internal models approach to calculate regulatory capital for market risk, we will apply for the required permit. According to the internal models approach, the economic capital during 2001 appears in the following diagramme:

### Economic Capital



amounts
in thousand Euros
600,000
500,000
400,000
300,000
200,000
100,000
0
8/1/2001
5/2/2001
5/3/2001
2/4/2001
30/4/2001
28/5/2001
25/6/2001
23/7/2001
20/8/2001
17/9/2001
15/10/2001
12/11/2001
10/12/2001
24/12/2001


Given the Value at Risk estimated for each product separately, risk-adjusted returns are calculated for all products comprising the trading portfolio. This allows the Treasury Division to determine more effectively its strategy concerning this portfolio.

The Value at Risk methodology is complemented with stress tests based on both historical and hypothetical extreme movements of market parameters, in order to estimate the potential size of losses that could arise in extreme conditions.

Within the scope of policy-making for financial risk management by the Assets and Liabilities Management Committee (ALCO), exposure limits to various products comprising the trading portfolio have been set. Holdings in such products are monitored during the day and are examined as to the corresponding limit percentage cover and limit excess.

### Analysis of Assets and Liabilities

According to the principles set by the Assets and Liabilities Management Committee regarding customer products, the incurred currency risk is fully hedged, while instructions on interest rate risk management are issued on a monthly basis. Interest rate risk for the investment portfolio is the risk that net interest income (NII) is reduced due to changes in interest rates. In the context of analysing Assets and Liabilities, Gap Analysis is performed on the investment portfolio by currency. The outstanding balances of Assets and Liabilities are classified into time periods, depending on when they reprice, in the case of variable-rate items, or when they mature, in the case of fixed-rate items. The interest rate gaps of Assets and Liabilities in Euro as at December 31, 2001 appear in the diagramme below, where it can be seen that the Bank funds long-term Assets with short-term Liabilities.

**Portfolio gap in Euro**



amounts in thousand Euros
2,000,000
0
-2,000,000
-4,000,000
-6,000,000
-8,000,000
-10,000,000
Tomorrow
Spot
1 Week
1 Month
2 Months
3 Months
4 Months
5 Months
6 Months
7 Months
8 Months
9 Months
10 Months
11 Months
12 Months
13 Months
2 Years
3 Years
4 Years
5 Years
10 Years
15 Years
20 Years
Up to 20 Years
Period


Gap Analysis allows an immediate calculation of changes in net interest income upon application of alternative scenarios, such as changes in market interest rates or changes in the Bank's base rates. Regarding the Balance Sheet as at December 31, 2001, a rate increase of 0.25% would lead to a reduction of net interest income equal to Euro 16.3 million during the year.

In addition, a sensitivity analysis of net interest income to potential changes in interest rates is performed with the use of Monte Carlo simulation. The change in net interest income was estimated for 10,000 scenarios of interest rate changes applied to the Balance Sheet figures as at December 31, 2001, bearing into consideration that a further fall in interest rates would not impact net interest income as much as an equal rise would. At a confidence level of 99%, the worst possible change in net interest income in the specific case would be Euro 29.7 million, as shown in the diagramme:

**Change in net interest income**



Frequency
600
500
400
300
200
100
0
-49,499
-46,949
-44,399
-41,849
-39,299
-36,749
-34,199
-31,649
-29,099
-26,549
-23,999
-21,449
-18,899
-16,348
-13,798
-11,248
-8,698
-6,148
-3,598
-1,048
1,502
4,052
6,602
Others
Change in net interest income, in thousand Euros


## Liquidity Risk

Liquidity is monitored using Liquidity Gap Analysis. The cashflows arising from all Assets and Liabilities are estimated and classified into time periods, depending on when they occur. In order to calculate cashflows for Savings, Super Savings, sight deposits and customer Repurchase Agreements (repos) a special analysis is performed that is described below. For the purposes of liquidity we examine a period of one year.

A substantial portion of the Bank's Assets is funded with customer deposits, i.e. Savings, Super Savings and sight deposits. Although these deposits may be withdrawn on demand or at short notice, the spread by number and type of depositor helps to ensure against unexpected fluctuations and thus such deposits constitute mostly a stable deposit base. Principles of econometric analysis are applied in order to estimate daily outflows from deposits. For each deposit type we apply Generalised Autoregressive Conditional Heteroskedasticity (GARCH) in order to calculate its volatility. Assuming then that the balance of deposits follows the normal distribution, we estimate the maximum daily outflow at a 99% confidence level. If for example we take daily sight deposit balances between 1997 and 2001, the maximum daily outflow for January 2, 2002 would be equal to 12.8% of the sight deposit balance as at December 28, 2001 (note that December 31, 2001 was a holiday for bank branches in Greece).

Taking the 1997-2001 figures for Savings balances the respective maximum daily outflow was estimated at 3.9% of their balance as at December 28, 2001, and for Super Savings Accounts at 3.4%.

Customer repos are also an important source of funding. Daily outflows from customer repos are estimated with the help of the daily renewal rate of such repos during the preceding year. The diagramme below is derived using data for 2001. The minimum renewal rate at a 99% confidence level is equal to 85.6%, which corresponds to a daily outflow equal to 3.1% of the customer repos balance as at December 28, 2001.

**Percentage of customer Repos renewal during 2001**


Frequency
50
45
40
35
30
25
20
15
10
5
0
80%
85%
90%
95%
100%
105%
110%
115%
120%
125%
130%
135%
140%
145%
Percentage of customer Repos renewal

# Capital Adequacy Ratio

The capital requirements for the Bank on a stand-alone and on a consolidated basis are calculated under the Bank of Greece directive 2397/96, which is the application of the European Union capital adequacy directive for credit institutions and investment firms.

The ratios measure capital adequacy by comparing Bank's eligible capital with the risks that the Bank undertakes (risk-weighted assets). The risk-weighted assets arise from the credit risk of the banking book and the market risk of the trading book.

During 2001 the following events had a negative effect on the tier I capital on a consolidated basis:

- the unrealised losses from the equity portfolio of Alpha Portfolio Investments,
- the change in the method of consolidation of Delta Singular and Icap from consolidation method to equity method and
- the goodwill from the purchase of the 50% of ABC Factors.

Despite of these events, the tier I ratio and the capital adequacy ratio remain on a satisfactory level similar to those of other European banks and are well in excess of the regulatory minimum requirements which are 4% and 8% respectively. The Bank will maintain a satisfactory capital adequacy level, by capitalising earnings and by using tier II capital, in order to expand further in all business sectors.

### Capital Adequacy on a stand-alone basis

*(amounts in million Euros)*

| | 31.12.2001* | 31.12.2001 | 31.12.2000 |
|---|---|---|---|
| Risk-Weighted Assets from Credit Risk | 15,208 | 15,208 | 13,266 |
| Risk-Weighted Assets from Market Risk | 1,977 | 1,977 | 1,643 |
| Total Risk-Weighted Assets | 17,185 | 17,185 | 14,908 |
| Tier I Capital | 1,321 | 1,321 | 1,107 |
| Tier I + Tier II Capital | 1,881 | 1,706 | 1,494 |
| Tier I Ratio | 7.7% | 7.7% | 7.4% |
| Capital Adequacy Ratio | 10.9% | 9.9% | 10.0% |

* *after the issue of subordinated debt of Euro 175 million on 25th of February 2002*

### Capital Adequacy on a consolidated basis

*(amounts in million Euros)*

| | 31.12.2001* | 31.12.2001 | 31.12.2000 |
|---|---|---|---|
| Risk-Weighted Assets from Credit Risk | 15,541 | 15,541 | 14,119 |
| Risk-Weighted Assets from Market Risk | 2,602 | 2,602 | 2,301 |
| Total Risk-Weighted Assets | 18,143 | 18,143 | 16,421 |
| Tier I Capital | 1,276 | 1,276 | 1,434 |
| Tier I + Tier II Capital | 1,728 | 1,553 | 1,715 |
| Tier I Ratio | 7.0% | 7.0% | 8.7% |
| Capital Adequacy Ratio | 9.5% | 8.6% | 10.4% |

* *after the issue of subordinated debt of Euro 175 million on 25th of February 2002*

# Balance Sheet as at December 31, 2001

(Amounts in thousand Drs)

## Assets

| | | 2001 | | 2000 | |
|---|---|---|---|---|---|
| **CASH AND BALANCES WITH THE CENTRAL BANK** | | | | | |
| a. Cash | | 104,400,949 | | 88,722,053 | |
| b. Cheques receivable | | 87,875,503 | | 26,946,491 | |
| c. Deposits with the Bank of Greece | | 573,003,321 | 765,279,773 | 641,975,931 | 757,644,475 |
| **TREASURY BILLS AND OTHER SECURITIES ELIGIBLE FOR REFINANCING WITH THE CENTRAL BANK** | | | | | |
| a. Issued by the Greek State | | 2,387,832,194 | | 2,377,394,160 | |
| b. Other | | 25,647,418 | 2,413,479,612 | 67,300 | 2,377,461,460 |
| **INTERBANK DEPOSITS AND LOANS** | | | | | |
| a. Repayable on demand | | 3,494,418 | | 91,968 | |
| b. With agreed maturity | | 376,165,526 | 379,659,944 | 1,156,902,197 | 1,156,994,165 |
| **LOANS AND ADVANCES TO CUSTOMERS** | | | | | |
| a. Maturing within one year | | 2,860,731,359 | | 2,615,444,111 | |
| b. Maturing after one year | | 1,607,477,811 | | 1,230,389,970 | |
| | | 4,468,209,170 | | 3,845,834,081 | |
| - Other receivables | | 17,869,695 | | 6,601,344 | |
| | | 4,486,078,865 | | 3,852,435,425 | |
| Less: Allowances for credit losses | | 78,000,000 | 4,408,078,865 | 58,000,000 | 3,794,435,425 |
| **SECURITIES** | | | | | |
| Debt securities including fixed income securities: | | | | | |
| a. Issued by the Greek State | | 233,097,425 | | 131,541,295 | |
| b. Other | | 230,295,813 | | 143,582,632 | |
| | | 463,393,238 | | 275,123,927 | |
| Shares and other variable-yield securities | | 61,794,263 | 525,187,501 | 46,566,130 | 321,690,057 |
| **INVESTMENTS** | | | | | |
| Investments in non-affiliates | | 4,832,851 | | 4,011,172 | |
| Investments in affiliates | | 489,763,700 | 494,596,551 | 427,586,538 | 431,597,710 |
| **INTANGIBLE ASSETS** | | | | | |
| a. Goodwill | 227,605,581 | | | | |
| Less: Amortization | 19,304,930 | 208,300,651 | | 229,814,884 | |
| b. Formation and preliminary expenses | 5,515,752 | | | | |
| Less: Amortization | 3,589,339 | 1,926,413 | | 2,370,212 | |
| c. Other intangible assets | 52,695,589 | | | | |
| Less: Amortization | 31,409,628 | 21,285,961 | 231,513,025 | 16,775,828 | 248,960,924 |
| **TANGIBLE ASSETS** | | | | | |
| a. Land | | 21,548,131 | | 19,728,302 | |
| b. Buildings-Buildings installation | 80,416,259 | | | | |
| Less: Depreciation | 42,549,721 | 37,866,538 | | 32,603,837 | |
| c. Furniture and fixtures | 17,969,228 | | | | |
| Less: Depreciation | 10,810,287 | 7,158,941 | | 6,097,264 | |
| d. EDP equipment | 68,935,585 | | | | |
| Less: Depreciation | 49,085,144 | 19,850,441 | | 19,714,842 | |
| e. Other tangible assets | 537,963 | | | | |
| Less: Depreciation | 279,832 | 258,131 | | 293,940 | |
| f. Payments on account and tangible assets *in course of construction* | 246,818 | 86,929,000 | 913,613 | 79,351,798 | |
| **OTHER ASSETS** | | | 99,032,385 | | 286,990,285 |
| **PREPAYMENTS AND ACCRUED INCOME** | | | | | |
| a. Deferred charges | | 3,169,953 | | 1,844,508 | |
| b. Accrued interest: | | | | | |
| - State bonds | 80,178,258 | | | | |
| - Other bonds | 2,603,754 | | | | |
| - Loans and advances | 16,951,713 | | | | |
| - Other | 40,461,530 | 140,195,255 | 143,365,208 | 158,119,121 | 159,963,629 |
| **TOTAL ASSETS** | | | 9,547,121,864 | | 9,615,089,928 |

## Liabilities

| | 2001 | | 2000 | |
|---|---|---|---|---|
| **DUE TO CREDIT INSTITUTIONS** | | | | |
| a. Repayable on demand | 47,502,195 | | 290,144,777 | |
| b. With agreed maturity | 538,435,708 | | 1,092,381,142 | |
| c. Commitments arising out of sale and repurchase transactions | 35,651,411 | 621,589,314 | 336,173,254 | 1,718,699,173 |
| **CUSTOMER AMOUNTS** | | | | |
| a. Deposits | | | | |
| - Repayable on demand | 1,423,334,139 | | 1,046,140,131 | |
| - Saving deposits | 2,585,242,523 | | 2,287,369,233 | |
| - With agreed maturity | 1,453,093,398 | | 1,921,060,398 | |
| | 5,461,670,060 | | 5,254,569,762 | |
| b. Other debts | | | | |
| - Cheques and orders payable | 114,927,745 | | 64,735,823 | |
| - Commitments arising out of sale and repurchase transactions | 2,296,848,601 | 7,873,446,406 | 1,538,518,411 | 6,857,823,996 |
| **OTHER LIABILITIES** | | | | |
| a. Dividends payable | 57,403,184 | | 50,288,684 | |
| b. Income tax and other taxes payable | 41,822,852 | | 48,473,811 | |
| c. Withholdings in favour of social security funds and other third parties | 25,831,899 | | 49,815,332 | |
| d. Other | 66,173,882 | 191,231,817 | 45,163,075 | 193,740,902 |
| **ACCRUALS AND DEFERRED INCOME** | | | | |
| a. Deferred income | 4,992,039 | | 1,493,653 | |
| b. Accrued interest on time deposits | 5,527,642 | | 13,003,168 | |
| c. Other accrued expenses of the year | 29,277,831 | 39,797,512 | 45,152,747 | 59,649,568 |
| **PROVISIONS FOR LIABILITIES AND CHARGES** | | | | |
| a. Provisions for staff retirement indemnities | 2,912,843 | | 3,023,185 | |
| b. Other | 4,417,736 | 7,330,579 | 21,441,699 | 24,464,884 |
| **SUBORDINATED DEBTS** | | 93,706,250 | | 93,706,250 |
| **CAPITAL AND RESERVES** | | | | |
| Share capital | | | | |
| - Paid-up capital (185,171,560 shares of Drs 1,400 per share) | 259,240,184 | | 253,714,520 | |
| Share premium account | 151,177,705 | | 130,551,955 | |
| Reserves | | | | |
| a. Legal reserve | 59,000,000 | | 50,000,000 | |
| b. Extraordinary reserve | 59,000,000 | | 50,000,000 | |
| c. Tax-free reserves under special laws | 132,086,357 | | 127,610,795 | |
| d. Reserves from the revaluation of securities | 35,813,404 | | 35,813,404 | |
| Reserve from fixed assets revaluation (L. 2065/92) | 2,515,000 | | 2,459,047 | |
| - Retained earnings | 21,187,336 | 720,019,986 | 16,855,434 | 667,005,155 |
| **TOTAL LIABILITIES** | | 9,547,121,864 | | 9,615,089,928 |

## Off-Balance Sheet Accounts

| | | | | |
|---|---|---|---|---|
| Contingent liabilities | | | | |
| - From guarantees in favour of third parties | | 1,104,317,734 | | 944,235,450 |
| Commitments arising out of sale and repurchase transactions | | 2,332,500,011 | | 1,874,691,665 |
| Other off-Balance Sheet accounts | | | | |
| a. Beneficiaries of asset items | 95,633,151 | | 258,830,605 | |
| b. Bilateral agreements | 3,596,500,816 | | 6,536,533,915 | |
| c. Sundry off-balance sheet accounts (guarantees, securities etc.) | 6,574,033,883 | | 6,787,314,259 | |
| d. Mutual funds' shareholders | 1,293,658,088 | 11,559,825,938 | 2,206,900,758 | 15,789,579,537 |
| **TOTAL OFF BALANCE SHEET ACCOUNTS** | | 14,996,643,683 | | 18,608,506,652 |

## Profit and Loss Account
## (1.1 - 31.12.2001)

| | 2001 | | 2000 | |
|---|---|---|---|---|
| Interest income and similar income | | | | |
| - Interest on fixed-income securities | 177,626,641 | | 221,227,570 | |
| - Other interest income and similar income | 330,997,390 | 508,624,031 | 377,315,155 | 598,542,725 |
| Less: | | | | |
| Interest expense and similar charges | | 294,398,462 | | 435,290,689 |
| | | 214,225,569 | | 163,252,036 |
| Plus: | | | | |
| Dividend income | | | | |
| a. Dividend income from trading portfolio | 2,036,275 | | 2,751,972 | |
| b. Dividend income from investments in affiliates | 20,104,890 | 22,141,165 | 23,510,772 | 26,262,744 |
| Commissions income | 58,936,167 | | 74,781,999 | |
| Less: | | | | |
| Commissions expense | 6,902,653 | 52,033,514 | 6,145,225 | 68,636,774 |
| Plus: | | | | |
| Net profit on financial operations | | 35,064,647 | | 70,383,035 |
| Plus: | | | | |
| Other operating income | | 46,406,360 | | 27,736,529 |
| Gross operating results | | 369,871,255 | | 356,271,118 |
| Less: | | | | |
| General administrative expenses | | | | |
| a. Staff costs | | | | |
| - Salaries | 67,382,859 | | 70,304,959 | |
| - Contributions to social security funds | 42,163,599 | | 41,039,774 | |
| - Other staff costs | 8,506,348 | 118,052,806 | 9,163,564 | 120,508,297 |
| b. Other administrative expenses | | | | |
| - General expenses | 56,251,660 | | 52,956,812 | |
| - Non-income taxes | 10,081,456 | 66,333,116 | 8,489,166 | 61,445,978 |
| Less: | | | | |
| Depreciation and amortization expenses | | 35,903,402 | | 28,496,136 |
| Revaluation differences of receivables and provisions for contingent liabilities | | | | |
| - General provision for credit risk | 39,394,705 | | 33,505,218 | |
| - Provision for staff retirement indemnities | 520,548 | | 823,191 | |
| - Other provisions | 865,503 | 40,780,756 | – | 34,328,409 |
| Total operating results | | 108,801,175 | | 111,492,298 |
| Extraordinary income | | 9,497,505 | | 2,411,377 |
| Extraordinary charges | | (1,343,124) | | (708,227) |
| Extraordinary profit or loss | | 2,487,072 | | 1,823,314 |
| Net profit for the year (before taxes) | | 119,442,628 | | 115,018,762 |

**Notes:**
**1.** The year-end mark-to-market valuation of the Bank's investments and securities portfolio, as determined by the relevant provisions of article 43 of Company Law 2190/1920, exceeds the cost value by approximately Drs14 billion. **2.** The Drs227.6 billion Goodwill account resulted from the merger of former Ionian Bank in the financial year 2000. This Goodwill is amortised over 20 years instead of 5 years as required by Company Law 2190/1920. **3.** Based on a recent actuarial study and after the contributions made during the year, the Bank's total future liability to the auxiliary pension fund as at December 31, 2001 totaled approximately Drs46.9 (on an after tax basis). The Bank during the year made payments to the fund aggregating to Drs23.5 billion to cover this liability. An amount of Drs8.5 billion has been charged against current year's results and an amount of Drs15 billion has been covered by a relevant provision set up in previous years. **4.** The Bank has been audited by the Tax Authorities for the financial years 1997 - 1999. Additional income taxes have been offset against the relevant provision, which was established in prior years. **5.** In 2001, the Bank's share capital has been increased by Drs5.526 billion through the capitalisation of the share capital and the reserves of the merged entity Alpha Finance A.E. by Drs5.1 billion and Drs426 million respectively. **6.** In the results of the year 2000 are included the results of the fourth quarter of 1999 of Drs7.8 billion relating to former Ionian Bank. Respectively, the results of the year 2001 include the results of the fourth quarter of 2000 of Drs1.5 billion relating to former Alpha Finance. Therefore the comparable results of years 2000 and 2001 total Drs107 billion and Drs118 billion respectively, and the increase between the year 2000 and 2001 is 10.3%. **7.** No fixed assets have been pledged. **8.** There are no pending legal issues or cases in process of arbitration, nor any court or arbitration decisions that may have a material impact on the financial statements of the Bank. **9.** The Bank's employees on December 31, 2001 numbered 7,994. **10.** Certain balances of the last year's financial statements have been restated to conform with current year's presentation. **11.** The Bank is classified under the statistical code 651.9, according to the 4-digit classification of the economic activity sector.

## Appropriation Account

| | 2001 | | 2000 | |
|---|---|---|---|---|
| Net profit for the year | | 119,442,628 | | 115,018,762 |
| Retained earnings at 31.12.2000 | | 14,559,578 | | 18,397,007 |
| Reserves taxed in prior years | | 25,662,895 | | 14,207,683 |
| | | 159,665,101 | | 147,623,452 |
| Less: | | | | |
| Income tax and other taxes | | 35,574,247 | | 33,914,812 |
| Profit for appropriation | | 124,090,854 | | 113,708,640 |
| Appropriated as under: | | | | |
| Legal reserve | | 7,565,000 | | 7,083,120 |
| Dividend for the year (185,171,560 shares of Drs310) | | 57,403,184 | | 50,288,684 |
| Special and extraordinary reserves: | | | | |
| - Extraordinary reserve | 24,604,486 | | 9,040,756 | |
| - Tax-free reserves under special laws | 11,413,264 | 36,017,750 | 28,819,477 | 37,860,233 |
| Directors' fees | | 122,670 | | 122,670 |
| Bonus to senior management | | 1,794,914 | | 1,498,499 |
| Retained earnings at 31.12.2001 | | 21,187,336 | | 16,855,434 |
| | | 124,090,854 | | 113,708,640 |

Athens, February 21, 2002

The Chairman of the Board of Directors and Managing Director
**Yannis S. Costopoulos**

The Executive Director and General Manager
**Constantine A. Kyriacopoulos**

Chief Financial Officer
**George N. Kontos**

## Auditors' Report

To the Shareholders of "ALPHA BANK"
(Translated from the Greek original)

We have audited the above financial statements and the related supplementary notes of "ALPHA BANK" a corporation, for the year ended December 31, 2001. Our audit, whithin the scope of which we obtained also a full accounting report of the operations of the Bank's Branches, was performed in accordance with the provisions of Article 37 of Company Law 2190/1920 and the audit procedures which we considered appropriate based on the principles and standards adopted by the Institute of Certified Auditors Accountants in Greece, which are in compliance with the basic International Auditing Standards. The accounting books and records of the Bank were made available to us and we were provided with all the explanations and information requested. The Bank properly applied the National Accounting Plan for Banks.The accounting principles applied for the preparation of the above financial statements are consistent with those applied in the previous year. We verified that the relevant information contained in the Board of Directors' report to shareholders agrees with the above financial statements. The supplementary notes to the financial statements include the information required by the Article 129 of the Company Law 2190/1920. In our opinion, the above financial statements, which are extracted from the Bank's accounting records, present, together with the supplementary notes and after taking into consideration the explanatory notes (2) and (3) of the Bank under its balance sheet, the assets, liabilities and financial position of the Bank as of December 31, 2001 and the results for the year then ended, in accordance with the prevailing legislation and the accounting principles which are generally accepted and consistent with those applied in the previous year.

Athens, February 21, 2002
Certified Auditors Accountants

**Anastassios G. Roussopoulos** **Vassilios I. Loumiotis**
SOL AE Associated Certified Public Accountants SA

**George D. Apostolidis** **Christos A. Pelentridis**
Arthur Andersen Certified Auditors SA

# Consolidated Balance Sheet of the Group of Companies of the Financial/Credit Sector as at December 31, 2001

(Amounts in thousand Drs)

## Assets

| | | 2001 | | 2000 | |
|---|---|---|---|---|---|
| **CASH AND BALANCES WITH THE CENTRAL BANK** | | | | | |
| a. Cash | | 111,290,577 | | 92,324,469 | |
| b. Cheques receivable | | 97,429,317 | | 37,107,174 | |
| c. Deposits with Central Banks | | 647,033,276 | 855,753,170 | 728,007,030 | 857,438,673 |
| **TREASURY BILLS AND OTHER SECURITIES ELIGIBLE FOR REFINANCING WITH THE CENTRAL BANK** | | | | | |
| a. Issued by the Greek State | | 2,387,832,194 | | 2,377,394,160 | |
| b. Other | | 25,647,418 | 2,413,479,612 | 67,300 | 2,377,461,460 |
| **INTERBANK DEPOSITS AND LOANS** | | | | | |
| a. Repayable on demand | | 19,754,032 | | 14,896,064 | |
| b. With agreed maturity | | 326,362,729 | 346,116,761 | 1,210,918,136 | 1,225,814,200 |
| **LOANS AND ADVANCES TO CUSTOMERS** | | | | | |
| a. Maturing within one year | | 3,152,452,119 | | 2,883,840,814 | |
| b. Maturing after one year | | 1,813,433,085 | | 1,393,876,218 | |
| | | 4,965,885,204 | | 4,277,717,032 | |
| - Other receivables | | 50,459,981 | | 47,674,385 | |
| | | 5,016,345,185 | | 4,325,391,417 | |
| Less: Allowances for credit losses | | 94,026,747 | 4,922,318,438 | 73,109,002 | 4,252,282,415 |
| **SECURITIES** | | | | | |
| Debt securities including fixed income securities: | | | | | |
| a. Issued by the Greek State | | 251,374,823 | | 156,812,319 | |
| b. Other | | 307,529,613 | | 184,542,751 | |
| | | 558,904,436 | | 341,355,070 | |
| Shares and other variable-yield securities | | 173,567,040 | | 222,572,731 | |
| Treasury shares | | 116,988,627 | 849,460,103 | 22,842,203 | 586,770,004 |
| **INVESTMENTS** | | | | | |
| Investments in associates consolidated with the equity method | | 69,665,039 | | 38,750,584 | |
| Investments in non-consolidated companies | | 10,873,509 | 80,538,548 | 14,277,689 | 53,028,273 |
| **INTANGIBLE ASSETS** | | | | | |
| a. Goodwill | 227,605,581 | | | | |
| Less: Amortization | 30,423,358 | 197,182,223 | | 218,089,996 | |
| b. Formation and preliminary expenses | 9,364,477 | | | | |
| Less: Amortization | 6,911,436 | 2,453,041 | | 3,100,819 | |
| c. Other intangible assets | 65,079,110 | | | | |
| Less: Amortization | 42,127,762 | 22,951,348 | 222,586,612 | 19,280,602 | 240,471,417 |
| **TANGIBLE ASSETS** | | | | | |
| a. Land | | 40,749,133 | | 37,603,975 | |
| b. Buildings-Buildings installation | 135,955,740 | | | | |
| Less: Depreciation | 51,147,547 | 84,808,193 | | 77,288,725 | |
| c. Furniture and fixtures | 39,652,674 | | | | |
| Less: Depreciation | 23,784,297 | 15,868,377 | | 14,159,728 | |
| d. EDP equipment | 94,764,698 | | | | |
| Less: Depreciation | 64,179,578 | 30,585,120 | | 33,112,620 | |
| e. Other tangible assets | 129,375,957 | | | | |
| Less: Depreciation | 63,005,919 | 66,370,038 | | 60,561,684 | |
| f. Payments on account and tangible assets *in course of construction* | | 10,862,215 | 249,243,076 | 3,874,896 | 226,601,628 |
| **OTHER ASSETS** | | | 105,510,327 | | 298,971,560 |
| **PREPAYMENTS AND ACCRUED INCOME** | | | | | |
| a. Deferred charges | | 3,791,734 | | 2,380,560 | |
| b. Accrued interest: | | | | | |
| - State bonds | 80,286,598 | | | | |
| - Other bonds | 3,435,150 | | | | |
| - Loans and advances | 16,022,713 | | | | |
| - Other | 41,072,357 | 140,816,818 | | 163,072,393 | |
| c. Income of the year receivable | | 250,017 | 144,858,569 | 465,187 | 165,918,140 |
| **TOTAL ASSETS** | | | 10,189,865,216 | | 10,284,757,770 |

## Liabilities

| | 2001 | | 2000 | |
|---|---|---|---|---|
| **DUE TO CREDIT INSTITUTIONS** | | | | |
| a. Repayable on demand | 56,456,276 | | 304,606,466 | |
| b. With agreed maturity | 447,685,721 | | 1,075,408,605 | |
| c. Commitments arising out of sale and repurchase transactions | 13,264,411 | 517,406,408 | 317,892,254 | 1,697,907,325 |
| **CUSTOMER AMOUNTS** | | | | |
| a. Deposits | | | | |
| - Repayable on demand | 1,460,373,956 | | 1,094,996,635 | |
| - Saving deposits | 2,601,375,782 | | 2,324,648,388 | |
| - With agreed maturity | 2,088,500,192 | | 2,419,555,133 | |
| | 6,150,249,930 | | 5,839,200,156 | |
| b. Other debts | | | | |
| - Cheques and orders payable | 115,460,298 | | 64,950,560 | |
| - Commitments arising out of sale and repurchase transactions | 2,247,409,752 | 8,513,119,980 | 1,496,218,449 | 7,400,369,165 |
| **OTHER LIABILITIES** | | | | |
| a. Dividends payable | 57,403,184 | | 50,288,684 | |
| b. Income tax and other taxes payable | 49,377,582 | | 64,388,910 | |
| c. Withholdings in favour of social security funds and other third parties | 26,431,330 | | 50,812,982 | |
| d. Other | 96,683,419 | 229,895,515 | 77,804,288 | 243,294,864 |
| **ACCRUALS AND DEFERRED INCOME** | | | | |
| a. Deferred income | 6,973,433 | | 2,517,766 | |
| b. Accrued interest on time deposits | 9,726,906 | | 17,123,998 | |
| c. Other accrued expenses of the year | 31,533,567 | 48,233,906 | 47,001,651 | 66,643,415 |
| **PROVISIONS FOR LIABILITIES AND CHARGES** | | | | |
| a. Provisions for staff retirement indemnities | 6,235,963 | | 5,745,576 | |
| b. Other | 4,464,848 | 10,700,811 | 21,546,498 | 27,292,074 |
| **SUBORDINATED DEBTS** | | 93,716,330 | | 93,710,880 |
| **CAPITAL AND RESERVES** | | | | |
| Share capital | | | | |
| - Paid-up capital | 259,240,184 | | 253,714,520 | |
| Share premium account | 151,177,705 | | 130,551,955 | |
| Reserves | 296,284,712 | | 272,136,730 | |
| Reserve from fixed assets revaluation (L. 2065/92) | 2,551,976 | | 2,659,599 | |
| Retained earnings | 4,831,489 | | 27,525,539 | |
| | 714,086,066 | | 686,588,343 | |
| Less: Consolidation differences | 76,669,278 | 637,416,788 | 147,805,083 | 538,783,260 |
| **MINORITY INTERESTS** | | 139,375,478 | | 216,756,787 |
| **TOTAL LIABILITIES** | | 10,189,865,216 | | 10,284,757,770 |

## Off-Balance Sheet Accounts

| | | | | |
|---|---|---|---|---|
| Contingent liabilities | | | | |
| - From guarantees in favour of third parties | | 1,150,126,923 | | 960,668,031 |
| Commitments arising out of sale and repurchase transactions | | 2,260,674,163 | | 1,814,110,703 |
| Other off-Balance Sheet accounts | | | | |
| a. Beneficiaries of asset items | 561,780,508 | | 358,668,461 | |
| b. Bilateral agreements | 3,606,062,989 | | 6,589,843,331 | |
| c. Sundry off-balance sheet accounts (guarantees, securities etc.) | 6,881,590,452 | | 7,096,092,092 | |
| d. Mutual funds' shareholders | 1,302,550,900 | 12,351,984,849 | 2,206,900,757 | 16,251,504,641 |
| **TOTAL OFF-BALANCE SHEET ACCOUNTS** | | 15,762,785,935 | | 19,026,283,375 |

# Consolidated Profit and Loss Account
# (1.1 - 31.12.2001)

| | 2001 | | 2000 | |
|---|---|---|---|---|
| Interest income and similar income | | | | |
| - Interest on fixed-income securities | 182,446,008 | | 227,944,632 | |
| - Other interest income and similar income | 380,938,937 | 563,384,945 | 422,001,404 | 649,946,036 |
| Less: | | | | |
| Interest expense and similar charges | | 321,431,756 | | 462,512,604 |
| | | 241,953,189 | | 187,433,432 |
| Plus: | | | | |
| Dividend income | | | | |
| a. Dividend income from trading portfolio | 3,995,487 | | 5,577,912 | |
| b. Dividend income from investments in affiliates | 309,296 | 4,304,783 | 491,867 | 6,069,779 |
| Commissions income | 80,806,661 | | 110,074,734 | |
| Less: | | | | |
| Commissions expense | 12,588,309 | 68,218,352 | 12,958,216 | 97,116,518 |
| Plus: | | | | |
| Net profit on financial operations | | 40,676,592 | | 99,417,192 |
| Plus: | | | | |
| Other operating income | | 91,621,334 | | 88,147,140 |
| Surplus value from participation in companies | | | | |
| consolidated with the equity method | | 3,645,467 | | 1,135,237 |
| Gross operating results | | 450,419,717 | | 479,319,298 |
| Less: | | | | |
| General administrative expenses | | | | |
| a. Staff costs | | | | |
| - Salaries | 81,808,170 | | 88,308,378 | |
| - Contributions to social security funds | 44,588,487 | | 44,687,373 | |
| - Other staff costs | 9,312,206 | 135,708,863 | 10,645,454 | 143,641,205 |
| b. Other administrative expenses | | | | |
| - General expenses | 61,537,407 | | 57,801,770 | |
| - Non-income taxes | 11,164,464 | 72,701,871 | 9,924,456 | 67,726,226 |
| Less: | | | | |
| Depreciation and amortization expenses | | 74,412,493 | | 67,871,780 |
| Revaluation differences of receivables and provisions for contingent liabilities | | | | |
| - General provision for credit risk | 46,938,306 | | 37,612,880 | |
| - Provision for staff retirement indemnities | 703,063 | | 930,479 | |
| - Other provisions | 6,340,930 | 53,982,299 | 3,939,525 | 42,482,884 |
| Total operating results | | 113,614,191 | | 157,597,203 |
| Extraordinary income | | 9,567,693 | | 5,215,300 |
| Extraordinary charges | | (2,296,797) | | (1,940,440) |
| Extraordinary profit or loss | | 2,838,461 | | 1,268,838 |
| Net profit for the year (before taxes) | | 123,723,548 | | 162,140,901 |
| Less: Income tax | 43,188,260 | | | |
| Income tax differences from prior years | 3,229,315 | 46,417,575 | | 48,572,724 |
| Net profit for the year | | 77,305,973 | | 113,568,177 |
| Less: Minority shareholders' share | | 6,542,624 | | 27,196,749 |
| Net profit | | 70,763,349 | | 86,371,428 |

**Notes:**
**1.** The Group companies of the financial services sector that have been consolidated with the full consolidation method, excluding "ALPHA BANK", are: 1. Alpha Bank London Ltd., 2. Alpha Bank Romania S.A., 3. Alpha Bank Jersey Ltd., 4. Alpha Bank Limited, 5. Kreditna Banka A.D. Skopje, 6. Alpha Leasing A.E., 7. Alpha Investments A.E., 8. Alpha Finance A.E., 9. Alpha Private Investment Services A.E., 10. Alpha Romanian Holdings Company A.E., 11. Alpha Mutual Fund Management A.E., 12. Alpha Ventures A.E., 13. Alpha Astika Akinita A.E., 14. Alpha Asset Finance Ltd., 15. Alpha Credit Group Plc., 16. Alpha Finance U.S. Corporation, 17. Alpha Finance Ltd Cyprus, 18. Alpha Asset Management A.E., 19. Alpha Finance Romania, 20. Alpha Leasing Romania S.A., 21. Alpha Trustees Ltd., 22. Alpha Equity Fund A.E., 23. ABC Factors A.E., 24. Ionian Holdings A.E., 25.Fact Hellas A.E., 26. C.B. Interleasing Southeastern Ltd., 27. Messana Holdings S.A. The companies No. 9, 21 and 22 are included in the consolidation for the first time in the year 2001. The companies ICAP A.E. and Delta-Singular A.E., which had been fully consolidated in the prior years, in the current year they have been consolidated with the equity method. **2.** The Drs227.6 billion "Goodwill" account, resulted from the merger of former Ionian Bank in the financial year 2000. This goodwill is amortized over 20 years instead of 5 years as required by Company Low 2190/1920. **3.** Based on a recent actuarial study and after the contributions made during the year, the Bank's total future liability to the auxiliary pension fund as at December 31, 2001 totaled approximately Drs46.9 billion (on an after tax basis). The Bank during the year made payments to the fund aggregating to Drs23.5 billion to cover this liability. An amount of Drs8.5 billion has been charged against current years results and an amount of Drs15 billion has been covered by a relevant provision set up in previous years. **4.** The year-end mark-to-market valuation of the securities portfolio of a subsidiary company resulted to a revaluation loss of Drs41.8 billion which was charged against equity reserves. The Portion of such loss pertaining the current year consolidated results, amounts to Drs15.9 billion. **5.** The Bank has been audited by the tax authorities for the financial years 1997 - 1999. Additional income taxes have been offset against relevant provision, which was established in prior years. The majority of the consolidated companies have been audited by the tax authorities until the financial year 1999. **6.** In the results of the year 2000 are included the results of the fourth quarter of 1999 of Drs5.5 billion relating to former Ionian Bank. Therefore the comparable results of the year 2000 after taxes and minority interests total Drs80.9 billion and the decrease between the year 2000 and 2001 is 12.5%. **7.** No fixed assets have been pledged. **8.** There are no pending legal issues or cases in process of arbitration, nor any court or arbitration decisions which may have a material impact on the financial statements of the Group. **9.** The Group's employees on December 31, 2001 were 9,792. **10.** Certain balances of the last year financial statements have been restated, to conform with current year's presentation. **11.** The relevant accounting principles applied by the Group companies for the preparation of their financial statements are those provided by the relevant provisions of Company Law 2190/1920.

Athens, February 21, 2002

| The Chairman of the Board of Directors and Managing Director | The Executive Director and General Manager | Chief Financial Officer |
|---|---|---|
| **Yannis S. Costopoulos** | **Constantine A. Kyriacopoulos** | **George N. Kontos** |

## Auditors' Report

To the Shareholders of "ALPHA BANK"
(Translated from the Greek original)

We have audited, in accordance with the provisions of art. 108 of Company Low 2190/1920, the above Consolidated Financial Statements and the related suplementary notes to the accounts of "ALPHA BANK" and its subsidiary undertakings, for the year ended December 31, 2001. We applied the auditing procedures we considered necessary for the purpose of our audit, which are in conformity with the auditing standards adopted by the Institute of Certified Auditors in Greece and we verified the content of the Board of Directors report to the Consolidated Financial Statements. In our opinion, the above Consolidated Financial Statements have been prepared according to the provisions of Company Low 2190/1920, in conformity with legal requirements and the generally accepted accounting principles applied by the Bank on a consistent basis with those applied in the preceding year, which after taking into consideration the explanatory notes (2), (3) and (4) of the Bank under its balance sheet, present the assets, liabilities, financial position and the results of operations of the Group of companies which are included in the consolidation, as at December 31, 2001.

Athens, February 21, 2002
Certified Auditors Accountants

**Anastassios G. Roussopoulos** **Vassilios I. Loumiotis**
SOL AE Associated Certified Public Accountants SA

**George D. Apostolidis** **Christos A. Pelentridis**
Arthur Andersen Certified Auditors SA

## 1. Basis of financial statements

Alpha Bank (the Bank) and its subsidiaries in Greece maintain their accounting books and prepare their financial statements in accordance with the Greek Company Law (2190/1920), the National Chart of Accounts (Greek General Accounting Plan - G.A.A.P.), the Books and Records Code (B.R.C.), the Greek Tax Legislation and the regulations imposed by the Bank of Greece.

## 2. Consolidation principles applied

In accordance with the Greek Company Law, which is in compliance with the 7th EEC Directive on Consolidated Accounts, Alpha Bank Group (the Group) includes all companies in which the Group either has a holding of more than 50% or has a holding between 20% and 50% and concurrently exercises a dominant influence on the said companies whose line of business is directly related to the Bank's business. These companies were fully consolidated. All intra-Group transactions were eliminated in the consolidation. Holdings exceeding 50% of the shares of affiliated companies whose line of business is not directly related to the Bank's business, as well as holdings between 20% and 50% in other associated companies on which the Group does not exercise a dominant influence, were included in the consolidation at an amount that reflects the Bank's share in these companies' net worth (equity method). The remaining investments are presented in the consolidated financial statements at the acquisition cost. Subsidiaries in England, Romania, United States of America (USA), FYROM and Cyprus apply certain accounting principles that differ from those used in the consolidated financial statements for the accounting treatment of transactions and other events of similar nature. In these cases, appropriate adjustments are made in the financial statements of the subsidiaries in order to be included in the consolidated financial statements.

Minority interests are reflected in a separate account of the consolidated Balance Sheet and the Consolidated Profit and Loss Account of the Group.

## 3. Consolidation differences

It concerns differences between the amount of the Bank's investment and the amount of its share in the equity of the subsidiaries or affiliated companies upon the first mandatory consolidation or after each acquisition of new shares or parts in new companies that are already included in the consolidation. The total of positive and negative differences which is shown on a separate account of the Consolidated Balance Sheet under the title "Consolidation Differences" reduces the account Capital and Reserves. In particular, the consolidation difference arisen from the acquisition of the 51% of the Ionian and Popular Bank is shown on the Asset side under the title "Intangible Assets" set out hereunder.

## 4. Basic accounting principles

We set out hereunder the most significant accounting principles applied for the preparation of the Bank's financial statement and the Group's consolidated financial statements.

### a) Recognition of income and expenses

Income and expenses are recorded on an accrual basis. Under Law 2076/92 interest on credits overdue for a period greater than 365 days is recorded as income only when received.

### b) Provisions

#### Provisions for doubtful debts

Under Greek Law, banks are allowed to set up tax deductable provisions for doubtful debts at a percentage of up to 1% on the annual average loan portfolio (other than loans to the Greek State and Legal Entities as well as loans having the Greek State's guarantee). Moreover, the loan portfolio is valued on a continuous basis and uncollected loans are written off against the relevant set up provision. This provision reduces the balance of the account "Loans and Advances to Customers" on the Asset side of the Balance Sheet.

The Bank has not been obliged up to the present date to set up a provision above the percentage of 1% granted that the size of the cumulative provision corresponds to 1.7% of the amount of loans and covers the uncollected and doubtful debts by a percentage of 65.2%.

### Provisions for leasing agreements

Leasing companies are entitled, for tax purposes to set up provisions for losses from leases of up to 2% of the total amount of lease contacts (capital and interest) signed during the year. The total amount of this provision should not exceed 25% of the company's share capital. This provision reduces the balance of the account "Loans and Advances to Customers" on the asset side of the Balance Sheet.

## c) Securities

Securities include Greek Government debt securities, other fixed income securities and shares. According to the Greek Law, the Bank's securities portfolio is not differentiated between investment and trading as effected according to IAS 39.

The securities of the Bank and those of Alpha Portfolio Investments A.E. are valued on an aggregate basis at the lower of cost and net realisable value (market value), irrespective of the purpose of acquisition.

More particularly for the years 2000 and 2001 the negative difference that has arisen from the company Alpha Portfolio Investments A.E. has been transferred, according to the relevant Law requirements, directly to reduce the reserve account that had been set up in prior years.

The securities of the other Group subsidiaries are valued at the lower per kind price between book value and current market value.

The market value of securities is calculated as follows:

- Securities listed on the Stock Exchange are valued at their average price during the final month of the reporting period.
- Shares not listed on the Stock Exchange are valued at their intrinsic value.
- Other unlisted securities are valued at their acquisition cost.

## d) Foreign exchange transactions and derivatives

Assets and Liabilities in foreign currency are translated into Greek Drachmae (Drs) using the relevant fixing rate stated in the Exchange Rates Bulletin issued by the European Central Bank on the Balance Sheet date.

### Spot position

It represents the net worth of Assets and Liabilities in each foreign currency, as well as spot and forward transactions where the settlement date is within the next two working days. The spot position in each foreign currency is marked to market on a monthly basis at the fixing rates issued by the European Central Bank. Resulting foreign exchange differences are transferred as gains or losses to the Profit and Loss Account under the title "Financial Operations Results".

### Fx Swaps and Outright Forwards

These transactions are used to hedge risks inherent in loans and deposits and their results are accounted as follows:

- the present value of the forward legs is calculated,
- interest is calculated on an accrual basis on the present value of the forward legs and
- foreign exchange gains and losses are calculated like in spot transactions.

### Options

Options are marked to market on the Balance Sheet date. Unrealised gains or losses arising from the valuation are transferred to the Profit and Loss Account.

### Interest Rate Swaps (IRS), Forward Rate Agreements (FRA)

The Interest Rate Swaps (IRS's ) are used for trading or hedging purposes.

- For hedging IRS's accruals are calculated over the whole period of the contract.
- Trading IRS's are marked to market and unrealised gains or losses arisen therefrom are transferred to the Profit and Loss Account.

FRA's are used for trading or hedging purposes

- Trading FRA's are marked to market and unrealised gains or losses are transferred to the Profit and Loss Account.
- For hedging FRA's, accruals are calculated and accrued over the period between the settlement date and the maturity date.

### Futures

Futures are marked to market on the Balance Sheet date and unrealised gains or losses are transferred to the Profit and Loss Account.

## e) Tangible and intangible assets

### Tangible assets

Fixed assets are recorded at acquisition cost plus the mandatory revaluation made for land and buildings every four (4) years on the basis of the rates provided for by the relevant Greek Laws.
The most recent revaluation was made on December 31, 2000, when the Group revalued the acquisition cost of its land and buildings as well as the relevant accumulated depreciation thereon.
Depreciation of fixed assets is calculated on a straight-line basis, using the maximum rates provided by the Greek Law, which for certain fixed asset categories (e.g. buildings) exceed the rates arising on the basis of the useful life of fixed assets.
The depreciation rates used by the Bank per category of fixed assets are the following:

| | |
|---|---|
| Buildings | 5 - 8% |
| Electronic (EDP) equipment | 30% |
| Furniture and fixtures | 10 - 20% |
| Other tangible assets | 10 - 20% |

### Intangible assets

Intangible assets include the following:

- Formation and preliminary expenses.
- Goodwill arisen from the merger of the Ionian and Popular Bank.
- Research and development (R&D) costs.
- Expenses related to the acquisition of tangible assets.

Under Greek Law, these amounts are amortised over a maximum five-year period. The Bank amortises these expenses over a five-year period, except for the goodwill arisen from the merger of Ionian and Popular Bank, which will be amortised over twenty (20) years in accordance with the International Accounting Standards.

## f) Finance lease agreements (leasing contracts)

Under the Greek Law, finance lease contracts are presented in the balance sheet as assets and not as receivables. Monthly lease payments, consisting of capital and interest are presented in the Profit and Loss Account on an accrual basis.

## g) Provision for staff retirement benefits

According to the Greek labour legislation, retiring employees are entitled to a retirement allowance of up to twenty-four (24) monthly salaries. The Bank has established a pension plan that covers the employees who have completed fifteen (15) years of service at the Bank and are entitled to pension retirement benefit. The Bank's contribution ranges between half (0.5) and five (5) salaries and the remainder is covered by the Employees' Pension Fund.
The Bank set up a provision for staff retirement benefits only for those who have the right to retire within the next year.

## h) The Employees' Pension Fund

The Bank has set up a Fund for the pensioning of its employees in which it pays employer's contributions on a monthly basis. Moreover, the Bank covers all shortages of the Employees' Pension Fund.

## i) Income tax

Every company of the Group is separately taxed. The Bank and the Group companies that are not listed on the Athens Stock Exchange are taxed at a rate of 37.5% (35% from the year 2002), whereas all the other listed Group companies are taxed at a rate of 35%.

In addition, the companies pay an advance against the tax of the ensuring year that for the Bank rises to 60% and for the other companies to 55%.

Income tax paid by the Branches abroad is set off against the income tax owed by the Bank on its total revenues.

## j) Dividend income

Dividends are recorded in the Profit and Loss Account when received.

## k) Deposit Guarantee Fund (DGF)

In accordance with Laws 2324/17.07.95 and 2832/13.06.00, a Deposit Guarantee Fund (DGF) has been set up. All credit institutions are obliged to participate in this Fund, except the Post Savings (Giro) Bank, the Deposits and Loans Fund and credit institutions with the form of credit associations. The purpose for which this Fund has been established is to compensate the depositors of Credit Institutions in cases that the latter are unable to fulfil their obligations to their depositors as well as to ensure and increase the stability of the whole banking system in Greece. DGF's resources derive from the contributions paid annually by the participating credit institutions.

In case that the DGF's available funds are not adequate to pay compensation to entitled depositors of credit institutions that are unable to fulfil their obligations, credit institutions may be called by the DGF to pay an additional contribution which cannot exceed 300% of the last annual contribution.

This additional contribution is set off against the annual contribution of the ensuing years.

The Law, which is in accordance with EC Directive 94/19, sets out a minimum cover of Euro 20,000 per depositor, per credit institution.

## Financial statements analysis

In the year 2001 the Bank continued its growth course despite the unfavourable financial conditions, following an attentive policy of a credit expansion, improving its technological infrastructure and monitoring the cost of its operation.

The growth rate of the Bank's basic figures was satisfactory and profit before taxes shaped at Drs117.9 billion as against Drs107.2 billion in the year 2000. During the year 2001 the merger by absorption of Alpha Finance by the Bank was completed and in order to be comparable the Profit and Loss Account for the years 2000 and 2001 there have been the following restatements:

- From the amounts of the Profit and Loss Account of the year 2000 the respective amounts of Ionian and Popular Bank from 1.10.1999 to 31.12.1999 have been deducted. These amounts, according to Law 2515/1997, belong to the results of the absorbing Alpha Bank.
- From the amounts of the Profit And Loss Account of the year 2001 the respective amounts of Alpha Finance for the period from 1.10.2000 to 31.12.2000 have been deducted. These amounts, according to Law 2515/1997, belong to the results of the absorbing Alpha Bank.

After the aforementioned restatements, the Financial Statements of the Bank for the years 2000 and 2001 have as follows:

### Balance Sheet

*(amounts in billion Drs)*

| ***Assets*** | ***2001*** | ***2000*** | ***Change %*** |
|---|---|---|---|
| Cash and balances with the Central Bank | 765.3 | 757.6 | 1.0 |
| Interbank deposits and loans | 379.7 | 1,157.0 | -67.2 |
| Loans and advances to customers | 4,486.1 | 3,852.4 | 16.4 |
| Less: allowances for credit losses | 78.0 | 58.0 | 34.5 |
| Securities | 2,938.7 | 2,699.2 | 8.9 |
| Investments | 494.6 | 431.6 | 14.6 |
| Tangible and intagible assets | 318.4 | 328.3 | -3.0 |
| Other Assets | 242.3 | 447.0 | -45.8 |
| Total Assets | 9,547.1 | 9,615.1 | -0.7 |

| ***Liabilities*** | ***2001*** | ***2000*** | ***Change %*** |
|---|---|---|---|
| Due to credit institutions | 621.6 | 1,718.7 | -63.8 |
| Customers amounts | 7,758.5 | 6,793.1 | 14.2 |
| Provisions for liabilities and charges | 7.3 | 24.5 | -70.2 |
| Subordinated debts | 93.7 | 93.7 | – |
| Capital and reserves | 720.0 | 667.0 | 7.9 |
| Other Liabilities | 346.0 | 318.1 | 8.8 |
| Total Liabilities | 9,547.1 | 9,615.1 | -0.7 |

### Profit and Loss Account

*(amounts in billion Drs)*

| | ***2001*** | ***2000*** | ***Change %*** |
|---|---|---|---|
| Net income from interest | 214.1 | 154.9 | 38.2 |
| Commission | 51.3 | 60.3 | -14.9 |
| Result on financial operations | 35.0 | 61.9 | -43.5 |
| Other operating income | 67.2 | 51.8 | 29.7 |
| Total operating income | 367.6 | 328.9 | 11.8 |
| Staff expenses | 117.9 | 107.8 | 9.4 |
| General expenses-taxes | 65.9 | 56.5 | 16.6 |

| | 2001 | 2000 | Change % |
|---|---|---|---|
| Depreciation | 35.9 | 27.6 | 30.1 |
| Total operating expenses | 219.7 | 191.9 | 14.5 |
| Operating results before provisions | 147.9 | 137.0 | 8.0 |
| Provisions for credit risk and other provisions | 40.6 | 32.9 | 23.4 |
| Total operating results | 107.3 | 104.1 | 3.1 |
| Extraordinary results | 10.6 | 3.1 | 241.9 |
| Net profit for the year (before taxes) | 117.9 | 107.2 | 10.0 |

## Assets

Assets of the Bank in the year 2001 amounted to Drs9,547.1 billion as against Drs9,615.1 billion in the year 2000 posting a decrease of 0.7%. This slight decrease is attributed mainly to the entry of Greece in the Euro zone, which resulted a decrease in the interbank transactions in the money market.

### Assets


billion Drs
10,000
8,000
6,000
4,000
2,000
0
2001
2000

## Loans

Total loans rose from Drs3,920.9 billion to Drs4,522.4 billion, i.e. an increase of 15.4%. In particular, loans in Drachmae increased by 75% while loans in foreign currency decreased by 57.5% due to the convergence of the interest rates in drachmae to those in Euro.

During the year 2001 particular emphasis was given to the development of housing loans, which are granted with even more favourable terms. This fact resulted in their considerable increase from Drs273.0 billion to Drs490.2 billion, i.e. an increase of 80% and concurrently in an improvement of the Bank's share in this major market, granted that the increase in credits of housing loans out of the total of commercial banks and the special credit institutions did not exceed the percentage of 35%.

Moreover, satisfactory results had the activities of the Bank in the sector of consumer loans and credit cards, posting an increase of 38% with a perspective of performing even more spectacular results within the year 2002.

After the aforementioned developments, the percentage of consumer and housing loans in total loans portfolio of the Bank rises to 16.2% at the end of the year 2001 as against 11.5% at the end of the year 2000.

### Analysis per currency

*(amounts in billion Drs)*

| | 2001 | | 2000 | |
|---|---|---|---|---|
| | Amounts | % | Amounts | % |
| Loans in Drachmae | 3,767.0 | 83.3 | 2,144.0 | 54.7 |
| Loans in Foreign Currency | 755.4 | 16.7 | 1,776.9 | 45.3 |
| Total | 4,522.4 | 100 | 3,920.9 | 100 |

### Analysis by sector

*(amounts in billion Drs)*

| | 2001 | | 2000 | |
|---|---|---|---|---|
| | Amounts | % | Amounts | % |
| Private sector | 4,135.2 | 91.4 | 3,471.7 | 88.6 |
| Public sector | 333.0 | 7.4 | 374.1 | 9.5 |
| Credit institutions | 54.2 | 1.2 | 75.1 | 1.9 |
| Total | 4,522.4 | 100 | 3,920.9 | 100 |

## Loans



billion Drs
Loans in Foreign Currency
Loans in Drachmae
5,000
4,000
3,000
2,000
1,000
0
2001
2000


## Loan portfolio quality ratios

| | 2001 | 2000 |
|---|---|---|
| Non performing loans over total loans % | 2.7 | 3.1 |
| Bad debts over total loans | 0.17 | 0.22 |
| Provisions/ non performing loans and bad debts (coverage %) | 65.2 | 45.8 |

The expansion of the financial operations in new sectors with higher margins of interest rates is effected without jeopardising the very satisfactory quality level of loans secured by the Bank.

The percentage of overdue loans beyond 90 days is shaped to 2.7% of total loans as against 3.1% at the end of the year 2000, which is the lowest in the Greek market.

The Bank has set up provisions for forthcoming bad debts which as a loan percentage at the end of the month of December 2001 shaped at a percentage of 1.7% as against a percentage of 1.5% of the respective month in 2000. This percentage is deemed satisfactory granted that the total of bad debts is written off by the Bank at the end of each year. Bad debts amount only to 0.17% of total loans.

## Securities portfolio

The Bank has considerably increased its investments in long-term fixed interest rate securities of the Greek Government during the first semester of the year 2001, in order to benefit from the continued convergence of the domestic interest rates with those in the Euro zone.

Interest rates' decline in the second semester of the year 2001, and especially in August, led to significant capital gains from the sale of these securities. Moreover, investments in bonds issued by companies and major credit institutions presented a gradual increase during the year 2001, to benefit from the satisfactory returns and to reinforce net interest income.

This trend is expected to be reinforced in the year 2002 as the margins for a further decline in the interest rates of the Government securities are tight and as a result the anticipated capital gains are limited.

## Participating interests portfolio

*(amounts in billion Drs)*

| ***Analysis per currency*** | **2001** | **2000** |
|---|---|---|
| Securities in Drachmae | 412.0 | 367.3 |
| Securities in Foreign Currency | 82.6 | 64.3 |
| Total | 494.6 | 431.6 |
| ***Analysis per type*** | | |
| Securities listed on the Stock Exchange | 218.7 | 211.3 |
| Securities non listed on the Stock Exchange | 275.9 | 220.3 |
| Total | 494.6 | 431.6 |
| ***Analysis per kind of participating interest*** | | |
| Participating interests in credit institutions | 75.7 | 61.9 |
| Participating interests in financial institutions | 289.3 | 262.9 |
| Other participating interests in financial institutions | 109.1 | 86.0 |
| Other participating interests | 20.5 | 20.8 |
| Total | 494.6 | 431.6 |

| Portfolio revaluation | 2001 | 2000 |
|---|---|---|
| Current value (C.L.2190/1920) | 499.0 | 575.0 |
| Acquisition cost | 494.6 | 431.6 |
| Revaluation | 4.4 | 143.4 |

## Deposits

Deposits rose from Drs6,793.1 billion to Drs7,758.5 billion, i.e. an increase of Drs965.4 billion or a percentage of 14%. Increase in repos continued in the year 2001, mainly due to their advantages from the taxation point of view, and they rose from Drs1,538.5 billion to Drs2,296.9 billion, i.e. a percentage of 49%.

### Analysis per currency

*(amounts in billion Drs)*

| | 2001 | | 2000 | |
|---|---|---|---|---|
| | Amounts | % | Amounts | % |
| Deposits in Drachmae & Repos | 6,348.5 | 81.8 | 4,773.2 | 70.3 |
| Deposits in Foreign Currency & Repos | 1,410.0 | 18.2 | 2,019.9 | 29.7 |
| Total | 7,758.5 | 100 | 6,793.1 | 100 |

### Analysis per type of deposit

*(amounts in billion Drs)*

| | 2001 | | 2000 | |
|---|---|---|---|---|
| | Amounts | % | Amounts | % |
| Sight deposits | 1,423.3 | 18.4 | 1,046.1 | 15.4 |
| Savings deposits | 2,585.2 | 33.3 | 2,287.4 | 33.7 |
| Time deposits | 1,453.1 | 18.7 | 1,921.1 | 28.3 |
| Repos | 2,296.9 | 29.6 | 1,538.5 | 22.6 |
| Total | 7,758.5 | 100 | 6,793.1 | 100 |

### Deposits


billion Drs
Deposits in Foreign Currency & Repos
Deposits in Drachmae & Repos
8,000
6,000
4,000
2,000
0
2001
2000

## Mutual Funds

The Bank, through its subsidiary Alpha Mutual Fund Management Company, retained one of the top position in terms of Assets in the Mutual Funds' sector, with a market share of 14%.
The decrease in the mutual funds' share is due to the capital movement from mutual funds to the non-taxed, up to the end of the year 2001, repos.

### Mutual Funds

*(amounts in billion Drs)*

| | 2001 | | 2000 | | Change |
|---|---|---|---|---|---|
| | Amounts | % | Amounts | % | % |
| Domestic money market | 652.9 | 50.5 | 1,396.8 | 63.3 | -53.3 |
| Equity & Balanced | 436.5 | 33.7 | 633.1 | 28.7 | -31.1 |
| Bond | 204.3 | 15.8 | 177.0 | 8.0 | 15.4 |
| Total | 1,293.7 | 100 | 2,206.9 | 100 | -41.4 |

## Profitability

Profitability increased by 10% and increased to Drs117.9 billion as against Drs107.2 billion in the year 2000. This increase was deemed very satisfactory taking into account the unfavourable developments in domestic and international stock markets, the intense competition and the international developments. The return on total Assets (ROA before taxes) fell to 1.2% as in the year 2000.

### Gross operating results

*(amounts in billion Drs)*

| | 2001 Amounts | % | 2000 Amounts | % |
|---|---|---|---|---|
| Net income from interest | 214.1 | 58.2 | 154.9 | 47.1 |
| Commission (Income-Expenses) | 51.3 | 14.0 | 60.3 | 18.3 |
| Results on financial operations | 35.0 | 9.5 | 61.9 | 18.8 |
| Other operating income | 67.2 | 18.3 | 51.8 | 15.8 |
| Total | 367.6 | 100 | 328.9 | 100 |

Gross operating results increased by 12%. The highest increase was recorded in the net interest income, which amounted to Drs214.1 billion as compared to Drs154.9 billion in 2000, i.e. an increase of 38% resulting from the dramatic increase in the major activities of the Bank.

### Net income from interest

*(amounts in billion Drs)*

| | 2001 | 2000 | Change % |
|---|---|---|---|
| Net income from interest | 214.1 | 154.9 | 38.2 |
| Net income from interest/ Average Assets (%) | 2.2 | 1.8 | 22.2 |

Net income from interest over average Assets (margin) rose to 2.2% as against 1.8% in the year 2000, reflecting the improvement in the quality of results.

### Commission

*(amounts in billion Drs)*

| | 2001 | 2000 | Change % |
|---|---|---|---|
| Total | 51.3 | 60.3 | -14.9 |

Commission on mutual funds, on securities' purchase / sale and on acceptances presented a significant decrease in the year 2001, due to the bad performance of the Athens Stock Exchange.

### Results on financial operations

Results on financial operations include profits arising from exchange differences (Drs9.0 billion) and from the purchase / sale of securities (Drs36.8 billion) and losses from derivatives (Drs10.7 billion). Profit from securities trading arose from the sale of Treasury Bills and Government Bonds (Drs30.1 billion), from the sale of shares (Drs2.0 billion) and from the sale of participation interests/equity shares (Drs4.7 billion).

### Operating expenses - provisions

*(amounts in billion Drs)*

| | 2001 Amounts | % | 2000 Amounts | % |
|---|---|---|---|---|
| Staff expenses | 117.9 | 45.3 | 107.8 | 48.0 |
| General expenses – taxes | 65.9 | 25.3 | 56.4 | 25.1 |
| Depreciation | 35.9 | 13.8 | 27.6 | 12.3 |
| Provisions | 40.6 | 15.6 | 32.9 | 14.6 |
| Total | 260.3 | 100 | 224.7 | 100 |

Operating expenses after provisions increased by 15.8%.

### Operating expenses - provisions


billion Drs
250
200
150
100
50
0
2000
2001
Staff expenses
General expenses-taxes
Provisions
Depreciation

## Cost/income ratios

| | 2001 % | 2000 % |
|---|---|---|
| Total operating expenses / Total operating income | 70.8 | 68.4 |
| Operating expenses before provisions / Total operating income | 59.8 | 58.4 |
| Staff expenses / Total operating income | 32.1 | 32.8 |
| General expenses and taxes / Total operating income | 17.9 | 17.2 |

## Cost/Assets ratios

| | 2001 % | 2000 % |
|---|---|---|
| Total operating expenses / Average total Assets | 2.7 | 2.6 |
| Operating expenses before provisions / Average total Assets | 2.3 | 2.2 |

## Income tax

Nominal tax rate amounts to 37.5%. The relationship between taxable and tax-free revenue, the relationship between distributed and non-distributed profits, the amount of profit from the sale of securities traded in the Stock Exchange and income from dividends, all contribute to the differentiation between the effective and the nominal tax rate.

## Dividend

The Bank's dividend policy is set out in the following table, as it results from the distribution of profits after income tax, Directors' fees and bonus to senior managers.

*(amounts in billion Drs)*

| | 2001 | | 2000 | |
|---|---|---|---|---|
| | Amounts | % | Amounts | % |
| Dividend for the year | 57.4 | 70.1 | 50.3 | 63.3 |
| Reserves | 24.5 | 29.9 | 29.2 | 36.7 |
| Total | 81.9 | 100 | 79.5 | 100 |

## Dividend


billion Drs
150
100
50
0
Reserves
Dividend
2001
2000

For the year 2001, the Bank has proposed to distribute a dividend per share of Drs310, as in the year 2000.

## Obligations from bilateral agreements

*(amounts in billion Drs)*

| Bilateral agreements | 2001 Amounts | 2001 % | 2000 Amounts | 2000 % |
|---|---|---|---|---|
| Forward | 902.7 | 25.3 | 1,163.7 | 17.9 |
| FX Swaps | 1,453.0 | 40.8 | 4,627.6 | 71.3 |
| Other bilateral agreements | 1,205.5 | 33.9 | 700.0 | 10.8 |
| Total | 3,561.2 | 100 | 6,491.3 | 100 |

The nominal size of bilateral agreements decreased by 45% in comparison to 2000, due to the decrease in FX Swaps. A large part of the derivatives' portfolio is employed for hedging against risks due to the changes in interest and foreign exchange rates.

# Consolidated financial statements analysis

The year 2001 has been another productive year for the Group with a considerable increase in significant sectors and with good results despite the international recession and the falling course of the Athens Stock Exchange.

In order to compare the Profit and Loss accounts for the years 2000 and 2001, the respective amounts of Ionian and Popular Bank for the period 1.10.99 to 31.12.99 have been deducted from the year 2000. These amounts, according to Law 2515/1997 are included in the results of the absorbing Alpha Bank.

The comparable items of the consolidated Balance Sheet and the consolidated Profit and Loss Account are set out in summary hereunder followed by explanatory comments.

## Consolidated Balance Sheet

*(amounts in billion Drs)*

| ***Assets*** | ***2001*** | ***2000*** | ***Change %*** |
|---|---|---|---|
| Cash and balances with the Central Bank | 855.8 | 857.4 | -0.2 |
| Interbank deposits and loans | 346.1 | 1,225.8 | -71.8 |
| Loans and advances to customers | 5,016.3 | 4,325.4 | 16.0 |
| Less: allowances for credit losses | 94.0 | 73.1 | 28.6 |
| Securities | 3,262.9 | 2,964.2 | 10.1 |
| Investments | 80.5 | 53.0 | 51.9 |
| Tangible and intagible assets | 471.8 | 467.1 | 1.0 |
| Other Assets | 250.5 | 465.0 | -46.2 |
| Total | 10,189.9 | 10,284.8 | -0.9 |

| ***Liabilities*** | ***2001*** | ***2000*** | ***Change %*** |
|---|---|---|---|
| Due to credit institutions | 517.4 | 1,697.9 | -69.5 |
| Customers amounts | 8,397.7 | 7,335.4 | 14.5 |
| Provisions for liabilities and charges | 10.7 | 27.3 | -60.8 |
| Subordinated debts | 93.7 | 93.7 | – |
| Capital and Reserves | 714.1 | 686.6 | 4.0 |
| Less: consolidation differences | 76.7 | 147.8 | -48.1 |
| Minority interests | 139.4 | 216.8 | -35.7 |
| Other Liabilities | 393.6 | 374.9 | 5.0 |
| Total | 10,189.9 | 10,284.8 | -0.9 |

## Consolidated Profit and Loss Account

*(amounts in billion Drs)*

| | ***2001*** | ***2000*** | ***Change %*** |
|---|---|---|---|
| Net income from interest | 241.9 | 179.1 | 35.1 |
| Commission | 68.2 | 88.8 | -23.2 |
| Results on financial operations | 40.7 | 90.9 | -55.2 |
| Other operating income | 99.5 | 93.2 | 6.8 |
| Total operating income | 450.3 | 452.0 | -0.4 |
| Staff expenses | 135.7 | 131.0 | 3.6 |
| General expenses-taxes | 72.7 | 62.8 | 15.8 |
| Depreciation (except goodwill) | 63.0 | 59.1 | 6.6 |
| Total operating expenses | 271.4 | 252.9 | 7.3 |

| | 2001 | 2000 | Change % |
|---|---|---|---|
| Operating results before provisions | 178.9 | 199.1 | -10.1 |
| Provision for credit risk | 46.9 | 36.2 | 29.6 |
| Other provisions | 7.0 | 4.8 | 45.8 |
| Operating results | 125.0 | 158.1 | -20.9 |
| Goodwill depreciation | 11.4 | 7.9 | 44.3 |
| Extraordinary results | 10.1 | 4.1 | 146.3 |
| Net profit for the year (before taxes) | 123.7 | 154.3 | -19.8 |
| Income tax and income tax differences from prior years | 46.4 | 46.2 | 0.4 |
| Net profit for the year | 77.3 | 108.1 | -28.5 |
| Minority shareholders' share | 6.5 | 27.2 | -76.1 |
| Net profit | 70.8 | 80.9 | -12.5 |

## Financial indices

| | 2001 | 2000 |
|---|---|---|
| ROA (before taxes and minority interests) | 1.2% | 1.7% |
| ROE (after taxes and minority interests) | 12.0% | 15.2% |
| Net income from interests/ average Assets | 2.4% | 1.9% |
| Operating expenses (before provisions)/ operating income | 61.5% | 57.7% |
| Profit per share after taxes, Directors' fees, profit distributed to senior management and minority shareholders' share | 415 | 491 |
| P/E after taxes, Directors' fees, profit distributed to senior management and minority shareholders' share | 16.4 | 25.5 |

## Consolidation Differences

*(amounts in million Drs)*

Consolidation differences arose from the following companies:

| Company | Group participation % | Date of first consolidation | Consolidation differences 31.12.2001 | Consolidation differences 31.12.2000 |
|---|---|---|---|---|
| **A. Affiliated companies** | | | | |
| 1. Alpha Bank London Ltd | 100.00 | 31.12.1993 | (2,519.0) | (2,519.0) |
| 2. Alpha Bank Ltd | 85.64 | 30.09.1998 | (8,309.5) | (7,875.3) |
| 3. Alpha Bank Jersey Ltd | 100.00 | 31.12.1997 | – | – |
| 4. Alpha Bank Romania S.A. | 70.86 | 31.12.1993 | 783.3 | (682.8) |
| 5. Kreditna Banka a.d. Skopje | 83.59 | 31.12.1999 | (908.4) | (908.4) |
| 6. Alpha Leasing A.E. | 75.64 | 31.12.1993 | (20,853.3) | (24,485.1) |
| 7. Alpha Portfolio Investments A.E. | 38.16 | 31.12.1993 | (1,000.9) | (907.4) |
| 8. Alpha Finance A.E. | – | 31.12.1993 | – | (71,763.9) |
| 9. Alpha Finance A.X.E.Π.E.Y. | 100.00 | 31.12.1993 | (5,204.3) | (7,283.8) |

| Company | Group participation % | Date of first consolidation | Consolidation differences | |
|---|---|---|---|---|
| | | | 31.12.2001 | 31.12.2000 |
| 10. Alpha Romanian Holdings A.E. | 80.00 | 31.12.1993 | (1,088.5) | (196.4) |
| 11. Alpha Mutual Fund Management A.E. | 100.00 | 31.12.1993 | 1,212.8 | 368.1 |
| 12. Alpha Ventures A.E. | 100.00 | 31.12.1993 | (322.6) | (770.5) |
| 13. Alpha Astika Akinita A.E. | 52.86 | 31.12.1993 | 3,623.1 | 3,725.6 |
| 14. Alpha Asset Finance Ltd | 85.64 | 30.09.1998 | 222.1 | 158.7 |
| 15. Alpha Credit Group Plc | 100.00 | 31.12.1999 | – | – |
| 16. Alpha Finance US Corporation | 95.21 | 31.12.1999 | (994.5) | (783.7) |
| 17. Alpha Finance Romania S.A. | 92.80 | 31.12.1996 | (19.4) | (95.9) |
| 18. Alpha Leasing Romania S.A. | 40.63 | 31.12.1999 | (11.4) | (10.5) |
| 19. ABC Factors A.E. | 100.00 | 31.12.1994 | (5,668.6) | – |
| 20. C.B. Interleasing South Eastern Ltd | 50.00 | 31.12.1999 | 6.6 | (7.7) |
| 21. Fact Hellas A.E. | 100.00 | 31.12.1999 | 109.1 | 109.1 |
| 22. Ionian Holdings S.A. | 100.00 | 31.03.1999 | 1,284.5 | 1,284.5 |
| 23. Ionian Leasing S.A. | – | 31.03.1999 | – | (1,174.7) |
| 24. Messana Holdings S.A. | 100.00 | 31.12.1998 | – | – |
| 25. Alpha Investment Services A.E.Π.E.Y. | 100.00 | 31.03.2001 | – | – |
| 26. Alpha Asset Management A.E.Π.E.Y. | 100.00 | 31.12.2000 | – | – |
| 27. Alpha Equity Fund A.E. | 100.00 | 31.12.2001 | – | – |
| 28. Alpha Trustees Ltd | 85.64 | 31.12.2001 | – | – |
| 29. Alpha Finance Ltd Cyprus | 85.64 | 31.12.1999 | (170.2) | (207.6) |
| **B. Associated companies** | | | | |
| 1. Alpha Insurance Company A.E. | 74.99 | 31.12.1998 | (5,578.6) | (5,578.6) |
| 2. Icap A.E. | 26.08 | 31.12.1994 | 38.2 | 38.2 |
| 3. Ionian Hotel Enterprises S.A. | 88.15 | 31.12.1999 | (3,343.9) | (3,343.9) |
| 4. Okeanos A.T.O.E.E | 100.00 | 31.12.1999 | (3,185.0) | (3,185.0) |
| 5. Systima Kinisis A.E. | 63.33 | 31.12.1998 | (120.6) | (120.6) |
| 6. Alpha Insurance Cyprus Ltd | 61.36 | 31.12.1999 | (3,668.9) | (300.3) |
| 7. Delta Singular A.E. | 38.10 | 31.12.1993 | (21,032.4) | (21,032.4) |
| 8. Other companies | – | – | 51 | (255.8) |
| Total | – | – | (76,669.3) | (147,805.1) |

It should be noted that the account "Investments in affiliated companies" was set off against the amounts of the equity capital of the consolidated companies, as provided by article 103, paragraphs 1 and 2 of the Company Law (2190/1920).
The aforementioned consolidation difference of Drs76,669.3 million (Drs147,805.1 million) is shown reduced in a separate account under Capital and Reserves.
The above analysis also includes consolidation differences arisen at the first consolidation of affiliated companies, according to article 106, paragraph 9 of the Company Law (2190/1920).
The goodwill of the Ionian and Popular Bank, amounting to Drs227,605.6 million, is shown in the account "Goodwill" and is amortised over a twenty (20) year period in accordance with the International Accounting Standards (I.A.S.).

## Net interest income

The substantial increase in net interest income was the most significant development in the field of revenues. Net interest income to average total assets (net interest margin) increased to 2.4% compared to 1.9% in 2000, reflecting the lower cost of funding due to the decline in short-term interest rates, as well as more effective asset-liability management.
The expansion in retail banking primarily, along with the focus on holding high yield investments,

### Net interest income / average Assets


3.0%
2.5%
2.0%
1.5%
1.0%
2001
2000

such as high quality corporate bonds, aims to sustain net interest margin at current levels.

## Commission

Commission income was adversely affected for the second consecutive year by the weak equity market activity. Commission income recorded an annual decrease of 23.2%, while its contribution in gross operating income fell to 15.2% versus 19.7% in 2000.
Mutual funds and securities trading commission underperformed by 52.3%. Conversely, other commission showed a 5.9% increase, which was mainly due to credit cards (13.5%) and foreign exchange operations (40.1%).

## Net profit on financial operations

Net profit on financial operations amounted to Drs40.7 billion, showing a 55.2% decrease compared to the previous year. Profit from the sale of greek government fixed-rate bonds is the major component of this revenue item. Fixed income revenues are driven by the benefits of the continuing convergence of domestic interest rates to European rates.
However, the negative investment climate in the Athens Stock Exchange restricted opportunities of realising capital gains from the sale of equity securities.

## Staff expenses

Staff expenses amounted to Drs135.7 billion in 2001 versus Drs131 billion showing a moderate increase (3.6%). Both figures include the extraordinary contributions of the Bank to the Employees' Pension Fund.
Total extraordinary contributions, in particular, amounted to Drs23.5 billion in 2001 versus Drs20.2 billion in 2000. The 2001 figure includes an amount of Drs15 billion, which originated from the release of an equal provision set up in 1999, while the remaining Drs8.5 billion was charged

against the year's profit and loss account. According to a recent actuarial study the obligation of the Bank to the Employees' Pension Fund fell to Drs46.9 billion in 2001 from Drs54 billion in 2000 after the aforementioned payments. It should be noted that the imminent changes in the insurance sector may result in future obligations being lower than present.

## Income tax

The nominal income tax fell to 37.5% in the year 2001 from 40% in 2000 and from January 1, 2002 to 35%.

The real income tax is affected by a number of factors, among which is the relationship between taxed and non-taxed income, distributed and non distributed profit, the size of profit from the sales of securities and the amount of income from dividends.

The increase of the real income tax rate in 2001 is due to:

- the decrease in profit from the sale of shares by a percentage of 84%,
- the different calculation of goodwill amortisation arisen from the acquisition of Ionian and Popular Bank. In the year 2000, It was calculated for 8 months period, upon completion of the legal merger, instead of 12 months period in the year 2001,
- the decrease of non-taxed income by 30%.

## Minority interests (on profit)

The decrease in minority interests on net profit by Drs20.6 billion is mainly attributed to the following factors:

**a.** Alpha Portfolio Investments' profit reduced by Drs14.3 billion.

**b.** Drs1.6 billion due to the absorption of minority interests of Alpha Finance by the Bank.

**c.** Drs1.8 billion to the minority interests of Delta Singular A.E. and Icap A.E., which companies up to December 31, 2000 were under consolidation with the full consolidation method, and

**d.** Drs1.4 billion to reduced (after deduction of taxes) net profit of Alpha Leasing A.E.

## Equity capital

Equity capital increased by Drs98.6 billion. This increase results as an aggregate from the following reasons:

**a. Positive**

- Drs42.6 billion from the absorption of Alpha Finance by the Bank during the year 2001.
- Drs32.4 billion from the share of the Group on the profit for the year 2001, which was capitalised.
- Drs71.8 billion from the decrease in the consolidation difference of Alpha Finance, which was absorbed by the Bank.

**b. Negative**

- Drs10.1 billion from the decrease in the goodwill of the merger of Ionian and Popular Bank.
- Drs15.9 billion from the change in the net worth of Alpha Portfolio Investments due to the securities valuation (Drs41.8 billion x 38.16%).
- Drs18.5 billion from the share of the Group in the dividends for the year 2000, which were collected in the present year.

## Minority shareholders' share (on equity capital)

Minority shareholders' share on equity capital decreased by Drs77.4 billion. This decrease results mainly from the following reasons:

**a. Negative**

- Drs8.8 billion due to the absorption of Alpha Finance by the Bank during the year 2001.
- Drs25.8 billion due to the change in the net worth of Alpha Portfolio Investments from the securities valuation (Drs41.8 billion x 61.84%).

- Drs17.5 billion due to the payment to minority shareholders of dividends payable for the year 2000.
- Drs15.8 billion, the minority share, of the companies Delta Singular A.E. and Icap A.E. which companies up to December 31, 2000 were under consolidation with the full consolidation method whereas in 2001 they were excluded from the consolidation.
- Drs8.2 billion due to the increase in the participating interest of the Group in Alpha Leasing A.E.
- Drs3 billion due to the acquisition of the minority shareholders' share in the company ABC Factors.

### b. Positive

- Drs6.5 billion from the profit for the year 2001.

## Expenses to income

Despite the limited increase in operating expenses (8.5%) the indicator expenses to income presents an increase (61.5% as against 57.7% in the year 2000) attributed to the shaping of gross operating results at the levels of the year 2000.
The increase in expenses is attributed to the big investments of the Bank in the field of technology as well as to promotion and advertisement.
In contrast, the other categories of general expenses present a limited increase.

# Balance Sheet as at December, 31, 2001

(Amounts in thousand Euro)

## Assets

| | 2001 | | | 2000 | |
|---|---|---|---|---|---|
| **CASH AND BALANCES WITH THE CENTRAL BANK** | | | | | |
| a. Cash | | 306,386 | | 260,373 | |
| b. Cheques receivable | | 257,889 | | 79,080 | |
| c. Deposits with the Bank of Greece | | 1,681,594 | 2,245,869 | 1,884,009 | 2,223,462 |
| **TREASURY BILLS AND OTHER SECURITIES ELIGIBLE FOR REFINANCING WITH THE CENTRAL BANK** | | | | | |
| a. Issued by the Greek State | | 7,007,578 | | 6,976,945 | |
| b. Other | | 75,268 | 7,082,846 | 197 | 6,977,142 |
| **INTERBANK DEPOSITS AND LOANS** | | | | | |
| a. Repayable on demand | | 10,255 | | 270 | |
| b. With agreed maturity | | 1,103,934 | 1,114,189 | 3,395,164 | 3,395,434 |
| **LOANS AND ADVANCES TO CUSTOMERS** | | | | | |
| a. Maturing within one year | | 8,395,396 | | 7,675,551 | |
| b. Maturing after one year | | 4,717,470 | | 3,610,829 | |
| | | 13,112,866 | | 11,286,380 | |
| - Other receivables | | 52,442 | | 19,373 | |
| | | 13,165,308 | | 11,305,753 | |
| Less: Allowances for credit losses | | 228,907 | 12,936,401 | 170,213 | 11,135,540 |
| **SECURITIES** | | | | | |
| Debt securities including fixed income securities: | | | | | |
| a. Issued by the Greek State | | 684,072 | | 386,035 | |
| b. Other | | 675,850 | | 421,372 | |
| | | 1,359,922 | | 807,407 | |
| Shares and other variable-yield securities | | 181,348 | 1,541,270 | 136,658 | 944,065 |
| **INVESTMENTS** | | | | | |
| Investments in non-affiliates | | 14,183 | | 11,771 | |
| Investments in affiliates | | 1,437,311 | 1,451,494 | 1,254,839 | 1,266,610 |
| **INTANGIBLE ASSETS** | | | | | |
| a. Goodwill | 667,955 | | | | |
| Less: Amortization | 56,654 | 611,301 | | 674,439 | |
| b. Formation and preliminary expenses | 16,187 | | | | |
| Less: Amortization | 10,534 | 5,653 | | 6,956 | |
| c. Other intangible assets | 154,646 | | | | |
| Less: Amortization | 92,178 | 62,468 | 679,422 | 49,232 | 730,627 |
| **TANGIBLE ASSETS** | | | | | |
| a. Land | | 63,237 | | 57,897 | |
| b. Buildings-Buildings installation | 235,998 | | | | |
| Less: Depreciation | 124,871 | 111,127 | | 95,683 | |
| c. Furniture and fixtures | 52,734 | | | | |
| Less: Depreciation | 31,725 | 21,009 | | 17,894 | |
| d. EDP equipment | 202,305 | | | | |
| Less: Depreciation | 144,050 | 58,255 | | 57,858 | |
| e. Other tangible assets | 1,579 | | | | |
| Less: Depreciation | 821 | 758 | | 862 | |
| f. Payments on account and tangible assets in course of construction | | 724 | 255,110 | 2,681 | 232,875 |
| **OTHER ASSETS** | | | 290,631 | | 842,232 |
| **PREPAYMENTS AND ACCRUED INCOME** | | | | | |
| a. Deferred charges | | 9,303 | | 5,413 | |
| b. Accrued interest: | | | | | |
| - State bonds | 235,299 | | | | |
| - Other bonds | 7,641 | | | | |
| - Loans and advances | 49,748 | | | | |
| - Other | 118,743 | 411,431 | 420,734 | 464,032 | 469,445 |
| **TOTAL ASSETS** | | | 28,017,966 | | 28,217,432 |

## Liabilities

| | 2001 | | 2000 | |
|---|---|---|---|---|
| **DUE TO CREDIT INSTITUTIONS** | | | | |
| a. Repayable on demand | 139,405 | | 851,489 | |
| b. With agreed maturity | 1,580,149 | | 3,205,814 | |
| c. Commitments arising out of sale and repurchase transactions | 104,626 | 1,824,180 | 986,569 | 5,043,872 |
| **CUSTOMER AMOUNTS** | | | | |
| a. Deposits | | | | |
| - Repayable on demand | 4,177,063 | | 3,070,111 | |
| - Saving deposits | 7,586,919 | | 6,712,749 | |
| - With agreed maturity | 4,264,397 | | 5,637,742 | |
| | 16,028,379 | | 15,420,602 | |
| b. Other debts | | | | |
| - Cheques and orders payable | 337,279 | | 189,980 | |
| - Commitments arising out of sale and repurchase transactions | 6,740,568 | 23,106,226 | 4,515,094 | 20,125,676 |
| **OTHER LIABILITIES** | | | | |
| a. Dividends payable | 168,461 | | 147,582 | |
| b. Income tax and other taxes payable | 122,737 | | 142,256 | |
| c. Withholdings in favour of social security funds and other third parties | 75,809 | | 146,193 | |
| d. Other | 194,201 | 561,208 | 132,540 | 568,571 |
| **ACCRUALS AND DEFERRED INCOME** | | | | |
| a. Deferred income | 14,650 | | 4,383 | |
| b. Accrued interest on time deposits | 16,222 | | 38,160 | |
| c. Other accrued expenses of the year | 85,922 | 116,794 | 132,510 | 175,053 |
| **PROVISIONS FOR LIABILITIES AND CHARGES** | | | | |
| a. Provisions for staff retirement indemnities | 8,548 | | 8,872 | |
| b. Other | 12,965 | 21,513 | 62,925 | 71,797 |
| **SUBORDINATED DEBTS** | | 275,000 | | 275,000 |
| **CAPITAL AND RESERVES** | | | | |
| Share capital | | | | |
| - Paid-up capital (185,171,560 shares of Euro 4,11 per share) | 760,793 | | 744,577 | |
| Share premium account | 443,662 | | 383,131 | |
| Reserves | | | | |
| a. Legal reserve | 173,147 | | 146,735 | |
| b. Extraordinary reserve | 173,147 | | 146,735 | |
| c. Tax-free reserves under special laws | 387,634 | | 374,500 | |
| d. Reserves from the revaluation of securities | 105,102 | | 105,102 | |
| Reserve from fixed assets revaluation (L. 2065/92) | 7,381 | | 7,217 | |
| - Retained earnings | 62,179 | 2,113,045 | 49,466 | 1,957,463 |
| **TOTAL LIABILITIES** | | 28,017,966 | | 28,217,432 |

## Off-Balance Sheet Accounts

| | | | | |
|---|---|---|---|---|
| Contingent liabilities | | | | |
| - From guarantees in favour of third parties | | 3,240,844 | | 2,771,050 |
| Commitments arising out of sale and repurchase transactions | | 6,845,195 | | 5,501,663 |
| Other off-Balance Sheet accounts | | | | |
| a. Beneficiaries of asset items | 280,655 | | 759,591 | |
| b. Bilateral agreements | 10,554,661 | | 19,182,785 | |
| c. Sundry off-balance sheet accounts (guarantees, securities etc.) | 19,292,836 | | 19,918,751 | |
| d. Mutual funds' shareholders | 3,796,502 | 33,924,654 | 6,476,598 | 46,337,725 |
| **TOTAL OFF BALANCE SHEET ACCOUNTS** | | 44,010,693 | | 54,610,438 |

# Profit and Loss Account
# (1.1 - 31.12.2001)

| | 2001 | | 2000 | |
|---|---|---|---|---|
| Interest income and similar income | | | | |
| - Interest on fixed-income securities | 521,281 | | 649,237 | |
| - Other interest income and similar income | 971,379 | 1,492,660 | 1,107,308 | 1,756,545 |
| Less: | | | | |
| Interest expense and similar charges | | 863,972 | | 1,277,449 |
| | | 628,688 | | 479,096 |
| Plus: | | | | |
| Dividend income | | | | |
| a. Dividend income from trading portfolio | 5,976 | | 8,076 | |
| b. Dividend income from investments in affiliates | 59,002 | 64,978 | 68,997 | 77,073 |
| Commissions income | 172,960 | | 219,463 | |
| Less: | | | | |
| Commissions expense | 20,257 | 152,703 | 18,034 | 201,429 |
| Plus: | | | | |
| Net profit on financial operations | | 102,904 | | 206,553 |
| Plus: | | | | |
| Other operating income | | 136,189 | | 81,399 |
| Gross operating results | | 1,085,462 | | 1,045,550 |
| Less: | | | | |
| General administrative expenses | | | | |
| a. Staff costs | | | | |
| - Salaries | 197,749 | | 206,324 | |
| - Contributions to social security funds | 123,738 | | 120,440 | |
| - Other staff costs | 24,963 | 346,450 | 26,892 | 353,656 |
| b. Other administrative expenses | | | | |
| - General expenses | 165,082 | | 155,413 | |
| - Non-income taxes | 29,586 | 194,668 | 24,913 | 180,326 |
| Less: | | | | |
| Depreciation and amortization expenses | | 105,366 | | 83,628 |
| Revaluation differences of receivables and provisions for contingent liabilities | | | | |
| - General provision for credit risk | 115,612 | | 98,328 | |
| - Provision for staff retirement indemnities | 1,527 | | 2,416 | |
| - Other provisions | 2,540 | 119,679 | — | 100,744 |
| Total operating results | | 319,299 | | 327,196 |
| Extraordinary income | | 27,873 | | 7,077 |
| Extraordinary charges | | (3,942) | | (2,078) |
| Extraordinary profit or loss | | 7,299 | | 5,351 |
| Net profit for the year (before taxes) | | 350,529 | | 337,546 |

**Notes:**
**1.** The year-end mark-to-market valuation of the Bank's investments and securities portfolio, as determined by the relevant provisions of article 43 of Company Law 2190/1920, exceeds the cost value by approximately Euro 41.1 million. **2.** The Euro 668 million Goodwill account resulted from the merger of former Ionian Bank in the financial year 2000. This Goodwill is amortised over 20 years instead of 5 years as required by Company Law 2190/1920. **3.** Based on a recent actuarial study and after the contributions made during the year, the Bank's total future liability to the auxiliary pension fund as at December 31, 2001 totaled approximately Euro 137.6 million (on an after tax basis). The Bank during the year made payments to the fund aggregating to Euro 69 million to cover this liability. An amount of Euro 24.9 million has been charged against current year's results and an amount of Euro 44 million has been covered by a relevant provision set up in previous years. **4.** The Bank has been audited by the Tax Authorities for the financial years 1997 - 1999. Additional income taxes have been offset against the relevant provision, which was established in prior years. **5.** In 2001, the Bank's share capital has been increased by Euro 16.2 million through the capitalisation of the share capital and the reserves of the merged entity Alpha Finance A.E. by Euro 15 million and Euro 1.2 million respectively. **6.** In the results of the year 2000 are included the results of the fourth quarter of 1999 of Euro 22.9 million relating to former Ionian Bank. Respectively, the results of the year 2001 include the results of the fourth quarter of 2000 of Euro 4.4 million relating to former Alpha Finance. Therefore the comparable results of years 2000 and 2001 total Euro 314 million and Euro 346.3 million respectively, and the increase between the year 2000 and 2001 is 10.3%. **7.** No fixed assets have been pledged. **8.** There are no pending legal issues or cases in process of arbitration, nor any court or arbitration decisions that may have a material impact on the financial statements of the Bank. **9.** The Bank's employees on December 31, 2001 numbered 7,994. **10.** Certain balances of the last year's financial statements have been restated to conform with current year's presentation. **11.** The Bank is classified under the statistical code 651.9, according to the 4-digit classification of the economic activity sector.

## Appropriation Account

| | 2001 | 2001 | 2000 | 2000 |
|---|---|---|---|---|
| Net profit for the year | | 350,529 | | 337,546 |
| Retained earnings at 31.12.2000 | | 42,728 | | 53,990 |
| Reserves taxed in prior years | | 75,313 | | 41,695 |
| | | 468,570 | | 433,231 |
| Less: | | | | |
| Income tax and other taxes | | 104,400 | | 99,530 |
| Profit for appropriation | | 364,170 | | 333,701 |
| Appropriated as under: | | | | |
| Legal reserve | | 22,201 | | 20,787 |
| Dividend for the year (185,171,560 shares of Euro 0,91 per share) | | 168,461 | | 147,582 |
| Special and extraordinary reserves: | | | | |
| - Extraordinary reserve | 72,207 | | 26,532 | |
| - Tax-free reserves under special laws | 33,494 | 105,701 | 84,576 | 111,108 |
| Directors' fees | | 360 | | 360 |
| Bonus to senior management | | 5,268 | | 4,398 |
| Retained earnings at 31.12.2001 | | 62,179 | | 49,466 |
| | | 364,170 | | 333,701 |

Athens, February 21, 2002

| The Chairman of the Board of Directors and Managing Director | The Executive Director and General Manager | Chief Financial Officer |
|---|---|---|
| **Yannis S. Costopoulos** | **Constantine A. Kyriacopoulos** | **George N. Kontos** |

***Notes:***

*31.12.2001 Euro = Drs340.75*

*31.12.2000 Euro = Drs340.75*

## Auditors' Report

To the Shareholders of "ALPHA BANK"

(Translated from the Greek original)

We have audited the above financial statements and the related supplementary notes of "ALPHA BANK" a corporation, for the year ended December 31, 2001. Our audit, whithin the scope of which we obtained also a full accounting report of the operations of the Bank's Branches, was performed in accordance with the provisions of Article 37 of Company Law 2190/1920 and the audit procedures which we considered appropriate based on the principles and standards adopted by the Institute of Certified Auditors Accountants in Greece, which are in compliance with the basic International Auditing Standards. The accounting books and records of the Bank were made available to us and we were provided with all the explanations and information requested. The Bank properly applied the National Accounting Plan for Banks.The accounting principles applied for the preparation of the above financial statements are consistent with those applied in the previous year. We verified that the relevant information contained in the Board of Directors' report to shareholders agrees with the above financial statements. The supplementary notes to the financial statements include the information required by the Article 129 of the Company Law 2190/1920. In our opinion, the above financial statements, which are extracted from the Bank's accounting records, present, together with the supplementary notes and after taking into consideration the explanatory notes (2) and (3) of the Bank under its balance sheet, the assets, liabilities and financial position of the Bank as of December 31, 2001 and the results for the year then ended, in accordance with the prevailing legislation and the accounting principles which are generally accepted and consistent with those applied in the previous year.

Athens, February 21, 2002

Certified Auditors Accountants

**Anastassios G. Roussopoulos** **Vassilios I. Loumiotis**
SOL AE Associated Certified Public Accountants SA

**George D. Apostolidis** **Christos A. Pelentridis**
Arthur Andersen Certified Auditors SA

# Consolidated Balance Sheet of the Group of Companies of the Financial/Credit Sector as at December 31, 2001

(Amounts in thousand Euro)

## Assets

| | 2001 | | | 2000 | |
|---|---|---|---|---|---|
| **CASH AND BALANCES WITH THE CENTRAL BANK** | | | | | |
| a. Cash | | 326,605 | | 270,945 | |
| b. Cheques receivable | | 285,926 | | 108,899 | |
| c. Deposits with Central Banks | | 1,898,850 | 2,511,381 | 2,136,484 | 2,516,328 |
| **TREASURY BILLS AND OTHER SECURITIES ELIGIBLE FOR REFINANCING WITH THE CENTRAL BANK** | | | | | |
| a. Issued by the Greek State | | 7,007,578 | | 6,976,945 | |
| b. Other | | 75,268 | 7,082,846 | 198 | 6,977,143 |
| **INTERBANK DEPOSITS AND LOANS** | | | | | |
| a. Repayable on demand | | 57,972 | | 43,716 | |
| b. With agreed maturity | | 957,778 | 1,015,750 | 3,553,684 | 3,597,400 |
| **LOANS AND ADVANCES TO CUSTOMERS** | | | | | |
| a. Maturing within one year | | 9,251,510 | | 8,463,216 | |
| b. Maturing after one year | | 5,321,887 | | 4,090,612 | |
| | | 14,573,397 | | 12,553,828 | |
| - Other receivables | | 148,085 | | 139,910 | |
| | | 14,721,482 | | 12,693,738 | |
| Less: Allowances for credit losses | | 275,941 | 14,445,541 | 214,553 | 12,479,185 |
| **SECURITIES** | | | | | |
| Debt securities including fixed income securities: | | | | | |
| a. Issued by the Greek State | | 737,710 | | 460,198 | |
| b. Other | | 902,508 | | 541,578 | |
| | | 1,640,218 | | 1,001,776 | |
| Shares and other variable-yield securities | | 509,368 | | 653,185 | |
| Treasury shares | | 343,327 | 2,492,913 | 67,035 | 1,721,996 |
| **INVESTMENTS** | | | | | |
| Investments in associates consolidated with the equity method | | 204,446 | | 113,721 | |
| Investments in non-consolidated companies | | 31,911 | 236,357 | 41,901 | 155,622 |
| **INTANGIBLE ASSETS** | | | | | |
| a. Goodwill | 667,955 | | | | |
| Less: Amortization | 89,284 | 578,671 | | 640,029 | |
| b. Formation and preliminary expenses | 27,482 | | | | |
| Less: Amortization | 20,283 | 7,199 | | 9,100 | |
| c. Other intangible assets | 190,988 | | | | |
| Less: Amortization | 123,632 | 67,356 | 653,226 | 56,583 | 705,712 |
| **TANGIBLE ASSETS** | | | | | |
| a. Land | | 119,587 | | 110,356 | |
| b. Buildings-Buildings installation | 398,990 | | | | |
| Less: Depreciation | 150,103 | 248,887 | | 226,819 | |
| c. Furniture and fixtures | 116,369 | | | | |
| Less: Depreciation | 69,800 | 46,569 | | 41,555 | |
| d. EDP equipment | 278,106 | | | | |
| Less: Depreciation | 188,348 | 89,758 | | 97,176 | |
| e. Other tangible assets | 379,680 | | | | |
| Less: Depreciation | 184,904 | 194,776 | | 177,731 | |
| f. Payments on account and tangible assets in course of construction | | 31,877 | 731,454 | 11,372 | 665,009 |
| **OTHER ASSETS** | | | 309,642 | | 877,393 |
| **PREPAYMENTS AND ACCRUED INCOME** | | | | | |
| a. Deferred charges | | 11,128 | | 6,986 | |
| b. Accrued interest: | | | | | |
| - State bonds | 235,617 | | | | |
| - Other bonds | 10,081 | | | | |
| - Loans and advances | 47,022 | | | | |
| - Other | 120,535 | 413,255 | | 478,569 | |
| c. Income of the year receivable | | 734 | 425,117 | 1,365 | 486,920 |
| **TOTAL ASSETS** | | | 29,904,227 | | 30,182,708 |

## Liabilities

| | 2001 | | 2000 | |
|---|---|---|---|---|
| **DUE TO CREDIT INSTITUTIONS** | | | | |
| a. Repayable on demand | 165,682 | | 893,929 | |
| b. With agreed maturity | 1,313,825 | | 3,156,005 | |
| c. Commitments arising out of sale and repurchase transactions | 38,927 | 1,518,434 | 932,919 | 4,982,853 |
| **CUSTOMER AMOUNTS** | | | | |
| a. Deposits | | | | |
| - Repayable on demand | 4,285,763 | | 3,213,490 | |
| - Saving deposits | 7,634,265 | | 6,822,152 | |
| - With agreed maturity | 6,129,127 | | 7,100,675 | |
| | 18,049,155 | | 17,136,317 | |
| b. Other debts | | | | |
| - Cheques and orders payable | 338,842 | | 190,611 | |
| - Commitments arising out of sale and repurchase transactions | 6,595,480 | 24,983,477 | 4,390,957 | 21,717,885 |
| **OTHER LIABILITIES** | | | | |
| a. Dividends payable | 168,461 | | 147,582 | |
| b. Income tax and other taxes payable | 144,909 | | 188,962 | |
| c. Withholdings in favour of social security funds and other third parties | 77,568 | | 149,121 | |
| d. Other | 283,737 | 674,675 | 228,332 | 713,997 |
| **ACCRUALS AND DEFERRED INCOME** | | | | |
| a. Deferred income | 20,465 | | 7,389 | |
| b. Accrued interest on time deposits | 28,546 | | 50,254 | |
| c. Other accrued expenses of the year | 92,541 | 141,552 | 137,936 | 195,579 |
| **PROVISIONS FOR LIABILITIES AND CHARGES** | | | | |
| a. Provisions for staff retirement indemnities | 18,301 | | 16,862 | |
| b. Other | 13,103 | 31,404 | 63,233 | 80,095 |
| **SUBORDINATED DEBTS** | | 275,030 | | 275,014 |
| **CAPITAL AND RESERVES** | | | | |
| Share capital | | | | |
| - Paid-up capital | 760,793 | | 744,577 | |
| Share premium account | 443,662 | | 383,131 | |
| Reserves | 869,508 | | 798,640 | |
| Reserve from fixed assets revaluation (L. 2065/92) | 7,489 | | 7,805 | |
| Retained earnings | 14,179 | | 80,779 | |
| | 2,095,631 | | 2,014,932 | |
| Less: Consolidation differences | 225,002 | 1,870,629 | 433,764 | 1,581,168 |
| **MINORITY INTERESTS** | | 409,026 | | 636,117 |
| **TOTAL LIABILITIES** | | 29,904,227 | | 30,182,708 |

## Off-Balance Sheet Accounts

| | | | | |
|---|---|---|---|---|
| Contingent liabilities | | | | |
| - From guarantees in favour of third parties | | 3,375,281 | | 2,819,275 |
| Commitments arising out of sale and repurchase transactions | | 6,634,407 | | 5,323,876 |
| Other off-Balance Sheet accounts | | | | |
| a. Beneficiaries of asset items | 1,648,659 | | 1,052,585 | |
| b. Bilateral agreements | 10,582,723 | | 19,339,232 | |
| c. Sundry off-balance sheet accounts (guarantees, securities etc.) | 20,195,423 | | 20,824,922 | |
| d. Mutual funds' shareholders | 3,822,600 | 36,249,405 | 6,476,598 | 47,693,337 |
| **TOTAL OFF-BALANCE SHEET ACCOUNTS** | | 46,259,093 | | 55,836,488 |

## Consolidated Profit and Loss Account
## (1.1 - 31.12.2001)

| | 2001 | | 2000 | |
|---|---|---|---|---|
| Interest income and similar income | | | | |
| - Interest on fixed-income securities | 535,425 | | 668,950 | |
| - Other interest income and similar income | 1,117,943 | 1,653,368 | 1,238,449 | 1,907,399 |
| Less: | | | | |
| Interest expense and similar charges | | 943,307 | | 1,357,337 |
| | | 710,061 | | 550,062 |
| Plus: | | | | |
| Dividend income | | | | |
| a. Dividend income from trading portfolio | 11,726 | | 16,370 | |
| b. Dividend income from investments in affiliates | 908 | 12,634 | 1,443 | 17,813 |
| Commissions income | 237,143 | | 323,036 | |
| Less: | | | | |
| Commissions expense | 36,943 | 200,200 | 38,029 | 285,007 |
| Plus: | | | | |
| Net profit on financial operations | | 119,374 | | 291,760 |
| Plus: | | | | |
| Other operating income | | 268,881 | | 258,686 |
| Surplus value from participation in companies consolidated with the equity method | | 10,698 | | 3,332 |
| Gross operating results | | 1,321,848 | | 1,406,660 |
| Less: | | | | |
| General administrative expenses | | | | |
| a. Staff costs | | | | |
| - Salaries | 240,082 | | 259,159 | |
| - Contributions to social security funds | 130,854 | | 131,144 | |
| - Other staff costs | 27,329 | 398,265 | 31,241 | 421,544 |
| b. Other administrative expenses | | | | |
| - General expenses | 180,594 | | 169,631 | |
| - Non-income taxes | 32,764 | 213,358 | 29,125 | 198,756 |
| Less: | | | | |
| Depreciation and amortization expenses | | 218,379 | | 199,184 |
| Revaluation differences of receivables and provisions for contingent liabilities | | | | |
| - General provision for credit risk | 137,750 | | 110,383 | |
| - Provision for staff retirement indemnities | 2,063 | | 2,731 | |
| - Other provisions | 18,609 | 158,422 | 11,561 | 124,675 |
| Total operating results | | 333,424 | | 462,501 |
| Extraordinary income | | 28,078 | | 15,305 |
| Extraordinary charges | | (6,740) | | (5,695) |
| Extraordinary profit or loss | | 8,330 | | 3,724 |
| Net profit for the year (before taxes) | | 363,092 | | 475,835 |
| Less: Income tax | 126,745 | | | |
| Income tax differences from prior years | 9,477 | 136,222 | | 142,547 |
| Net profit for the year | | 226,870 | | 333,288 |
| Less: Minority shareholders' share | | 19,201 | | 79,814 |
| Net profit | | 207,669 | | 253,474 |

**Notes:**

**1.** The Group companies of the financial services sector that have been consolidated with the full consolidation method, excluding "ALPHA BANK", are: 1. Alpha Bank London Ltd., 2. Alpha Bank Romania S.A., 3. Alpha Bank Jersey Ltd., 4. Alpha Bank Limited, 5. Kreditna Banka A.D. Skopje, 6. Alpha Leasing A.E., 7. Alpha Investments A.E., 8. Alpha Finance A.E., 9. Alpha Private Investment Services A.E., 10. Alpha Romanian Holdings Company A.E., 11. Alpha Mutual Fund Management A.E., 12. Alpha Ventures A.E., 13. Alpha Astika Akinita A.E., 14. Alpha Asset Finance Ltd., 15. Alpha Credit Group Plc., 16. Alpha Finance U.S. Corporation, 17. Alpha Finance Ltd Cyprus, 18. Alpha Asset Management A.E., 19. Alpha Finance Romania, 20. Alpha Leasing Romania S.A., 21. Alpha Trustees Ltd., 22. Alpha Equity Fund A.E., 23. ABC Factors A.E., 24. Ionian Holdings A.E., 25.Fact Hellas A.E., 26. C.B. Interleasing Southeastern Ltd., 27. Messana Holdings S.A. The companies No. 9, 21 and 22 are included in the consolidation for the first time in the year 2001. The companies No. 9, 21 and 22 are included in the consolidation for the first time in the year 2001. The companies ICAP A.E. and Delta-Singular A.E., which had been fully consolidated in the prior years, in the current year they have been consolidated with the equity method. **2.** The Euro 668 million "Goodwill" account, resulted from the merger of former Ionian Bank in the financial year 2000. This goodwill is amortized over 20 years instead of 5 years as required by Company Low 2190/1920. **3.** Based on a recent actuarial study and after the contributions made during the year, the Bank's total future liability to the auxiliary pension fund as at December 31, 2001 totaled approximately Euro 137.6 million (on an after tax basis). The Bank during the year made payments to the fund aggregating to Euro 69 million to cover this liability. An amount of Euro 24.9 million has been charged against current years results and an amount of Euro 44 million has been covered by a relevant provision set up in previous years. **4.** The year-end mark-to-market valuation of the securities portfolio of a subsidiary company resulted to a revaluation loss of Euro 122.7 million which was charged against equity reserves. The Portion of such loss pertaining the current year consolidated results, amounts to Euro 46.7 million. **5.** The Bank has been audited by the tax authorities for the financial years 1997 - 1999. Additional income taxes have been offset against relevant provision, which was established in prior years. The majority of the consolidated companies have been audited by the tax authorities until the financial year 1999. **6.** In the results of the year 2000 are included the results of the fourth quarter of 1999 of Euro 16.1 million relating to former Ionian Bank. Therefore the comparable results of the year 2000 after taxes and minority interests total Euro 237.4 million and the decrease between the year 2000 and 2001 is 12.5%. **7.** No fixed assets have been pledged. **8.** There are no pending legal issues or cases in process of arbitration, nor any court or arbitration decisions which may have a material impact on the financial statements of the Group. **9.** The Group's employees on December 31, 2001 were 9,792. **10.** Certain balances of the last year financial statements have been restated, to conform with current year's presentation. **11.** The relevant accounting principles applied by the Group companies for the preparation of their financial statements are those provided by the relevant provisions of Company Law 2190/1920.

Athens, February 21, 2002

| The Chairman of the Board of Directors and Managing Director | The Executive Director and General Manager | Chief Financial Officer |
|---|---|---|
| **Yannis S. Costopoulos** | **Constantine A. Kyriacopoulos** | **George N. Kontos** |

***Notes:***

*31.12.2001 Euro = Drs340.75*
*31.12.2000 Euro = Drs340.75*

## Auditors' Report

To the Shareholders of "ALPHA BANK"
(Translated from the Greek original)

We have audited, in accordance with the provisions of art. 108 of Company Low 2190/1920, the above Consolidated Financial Statements and the related suplementary notes to the accounts of "ALPHA BANK" and its subsidiary undertakings, for the year ended December 31, 2001. We applied the auditing procedures we considered necessary for the purpose of our audit, which are in conformity with the auditing standards adopted by the Institute of Certified Auditors in Greece and we verified the content of the Board of Directors report to the Consolidated Financial Statements. In our opinion, the above Consolidated Financial Statements have been prepared according to the provisions of Company Low 2190/1920, in conformity with legal requirements and the generally accepted accounting principles applied by the Bank on a consistent basis with those applied in the preceding year, which after taking into consideration the explanatory notes (2), (3) and (4) of the Bank under its balance sheet, present the assets, liabilities, financial position and the results of operations of the Group of companies which are included in the consolidation, as at December 31, 2001.

Athens, February 21, 2002
Certified Auditors Accountants

**Anastassios G. Roussopoulos** **Vassilios I. Loumiotis**
SOL AE Associated Certified Public Accountants SA

**George D. Apostolidis** **Christos A. Pelentridis**
Arthur Andersen Certified Auditors SA

# The Administrative Structure

## The Board of Directors

**Chairman and Managing Director**
Yannis S. Costopoulos

**Vice Chairman**
Andreas L. Canellopoulos
Chairman, Titan Cement Company S.A.

**Executive Director and General Manager**
Constantine A. Kyriacopoulos

**Executive Director and Deputy General Manager**
Demetrios P. Mantzounis

**Non - executive Directors**
Anastasios M. Averoff **
Chairman, Baron Michel Tossizza Foundation

George E. Agouridis **
Lawyer

Photis P. Costopoulos
Lawyer
Chairman, Alpha Insurance Company A.E.

John G. Goumas *
President, J.G. Goumas (Shipping) Company S.A.

Xenophon J. Kantonias *
Vice Chairman and Managing Director
Albio Group

Paul G. Karakostas*
Chairman and Managing Director
GENKA Investments S.A.

Leonidas D. Marinopoulos **
Chairman, Marinopoulos Bros A.E.

Thanos M. Veremis
Professor, Athens University

**Secretary**
Hector P. Verykios
Manager, Alpha Bank

* *Member of the Audit Committee*
** *Member of the Remuneration Committee*

# The Organisational Chart

**Branch Banking Business Unit**

Executive General Manager
Stephanos N. Karathanassis

**Corporate Banking Shipping and International Business Unit**

Executive General Manager
Spyros N. Filaretos

- Research and Development Division
- Operations Division
- Property Management Division

- Branches Divisions
- Marketing Division
- Alternative Channels Division
- Bank and Credit Cards Division
- Credit Division
- Non-Performing Loans Division

- Corporate Banking Division
- Project Finance Manager
- Shipping Division
- International Network Division
- London Branch Division
- Financial Institutions Division

- Alpha Insurance Company *
- Alpha Leasing
- ABC Factors
- Systima Kinisis *

- Alpha Bank London
- Alpha Bank Jersey
- Alpha Bank Cyprus
- Alpha Bank Romania
- Kreditna Banka a.d. Skopje

- Secretariat Division
- Audit and Inspection Division
- Legal Services Division

**Chief Financial Officer**

George N. Kontos

- Financial Control Division
- Financial Services Division
- Participations Division

**Chief Risk Officer**

Athanassios K. Sakellarakis

- MIS Division
- Risk Management Division

Note: The Head of the Business Unit oversees or co-operates with the Group companies, depending on the activities.

**Chairman and Managing Director**

Yannis S. Costopoulos

**General Manager**

Constantine A. Kyriacopoulos

**Deputy General Manager**

Demetrios P. Mantzounis

### Investment Banking Business Unit

Alpha Finance
Chairman and
Managing Director
Artemis Ch. Theodoridis

- Corporate finance
- Underwriting
- Brokerage services
- International activities
- Financial services
- Administrative services

- Alpha Finance US
- Alpha Ventures

### Asset Management Business Unit

Executive General Manager
Marinos S. Yannopoulos

- Alpha Private Bank

- Alpha Mutual Funds
- Alpha Asset Management
- Alpha Investment Services

### Chief Economist

George A. Provopoulos

- Economic Research Division
- Training Division

- Icap

- Alpha Astika Akinita
- Alpha Insurance Company*
- Alpha Portfolio Investments
- Ionian Hotel Enterprises
- Delta Singular
- Systima Kinisis*

## Corporate Centre

**Treasurer**

George A. Georgiou

- Treasury Division

**Chief Information Officer**

Efstathios A. Kakoyannis

- Electronic Data Processing Division
- Organisation Division
- Software Applications Division

**Chief of Administration**

Demetrios K. Charizanis

- Personnel Division
- Personnel Insurance Division
- Remuneration Division

- Security Department

**Labour Relations Special Adviser**

John D. Spyridakis

# The Head Office Divisions

- Alternative Channels Division
  Alexandros A. Tsamis
- Audit and Inspection Division
  Constantine T. Anagnostopoulos
- Bank and Credit Cards Division
  Yannis C. Kalkounis
- Corporate Banking Division
  Christos Ch. Giampanas
- Project Finance
  Damianos N. Damianos
- Credit Division
  Andreas P. Andreou
- Economic Research Division
  Michael E. Massourakis
- Electronic Data Processing Division
  Athanassios E. Pelekanos
- Financial Control Division
  Constantine N. Carayannis
- Financial Institutions Division
  Vassilios I. Karaindros
- Financial Services Division
  George N. Kontos
- International Network Division
  Vassilios I. Karaindros
- Legal Services Division
  Theofanis D. Saxonis
- London Branch Division
  Emmanuel P. Zuridis
- Main Branch Division
  John A. Catsoris
- Attica I Branch Division
  Georgios G. Lekkas
- Attica II Branch Division
  Constantine G. Aronis
- Attica III Branch Division
  Andreas - Theodoros S. Marangoudakis
- Attica IV Branch Division
  Antonios A. Athanassoulis
- Eastern Macedonia and Thrace Branch Division
  Georgios M. Papageorgiou
- Thessaloniki Branch Division
  Theodoros Th. Gatzoflias
- Central and Western Macedonia Branch Division
  Orestis P. Mitsopoulos
- Central Greece Branch Division
  Dimitrios C. Papadimas
- Western Greece Branch Division
  Nickolaos P. Strakaris
- Aegean Islands Branch Division
  Athanassios A. Milias
- Ionian Islands Branch Division
  Athanassios A. Milias
- Peloponnese Branch Division
  Anastassios C. Stathopoulos
- Crete Branch Division
  Periklis A. Zamparas
- Marketing Division
  Androniki E. Placomichelaki

- MIS Division
  Athanassios K. Sakellarakis
- Non-Performing Loans Division
  Constantine G. Karamanis
- Operations Division
  John E. Soteriadis
- Organisation Division
  Efstathios I. Sotiropoulos
- Participations Division
  Chrysoula A. Kyriacopoulou
- Personnel Division
  Spiros A. Sciadopoulos
- Personnel Insurance Division
  Nicolaos Th. Papatheou
- Private Banking Division
  Dimitrios P. Verriopoulos
- Property Management Division
  Themistocles I. Corcontzelos
- Remuneration Division
  Emmanuel P. Zaloumis
- Research and Development Division
  Ioannis P. Parlitsis
- Risk Management Division
  Athanassios K. Sakellarakis
- Secretariat Division
  Hector P. Verykios
- Shipping Division
  Christos A. Kokkinis
- Software Applications Division
  Olga P. Charitou
- Training Division
  Michael C. Tsourgiannis
- Treasury Division
  George A. Georgiou
- Security Department
  George N. Kiranakos

# The companies of the Group

## Banks

### Alpha Bank London

Chairman: Yannis S. Costopoulos
Vice Chairman: Sir John Riddell
Managing Director: Emmanuel P. Zuridis

### Alpha Bank Jersey

Chairman: Emmanuel P. Zuridis

### Alpha Bank Cyprus

Chairman: Michael G. Colocassides
Managing Director: Andreas S. Dimitriades

### Alpha Bank Romania

Chairman: Eleftherios P. Ioannou
First Vice Chairman: Radu G. Ghetea
Vice Chairmen: Sergiou Oprescu
Nicolaos D. Giannissis

### Kreditna Banka a.d. Skopje

Chairman: Spyros N. Filaretos
General Manager A': Pavlina D. Cerepnalkovska
General Manager B': Ioannis I. Iordanidis

## Financing

### Alpha Leasing

Chairman & Managing Director:
Stephanos N. Karathanassis
Vice Chairman: Georgios G. Lekkas
General Manager: Panagiotis C. Camarinopoulos

### ABC Factors

Chairman: Stephanos N. Karathanassis
Vice Chairman: Constantine G. Aronis
General Manager: Constantine Th. Piperis

## Financial Services

### Alpha Finance

Chairman & Managing Director:
Artemis Ch. Theodoridis
Vice Chairman: George A. Georgiou

### Alpha Finance US

Chairman: Artemis Ch. Theodoridis
President & Chief Executive Officer:
Constantinos G. Grigoriadis

### Alpha Mutual Fund Management Company

Chairman: George A. Provopoulos
Vice Chairman: John L. Galanopoulos
General Manager: Efthimios S. Louziotis

### Alpha Asset Management

Chairman: Charalambos E. Tsoutrelis
Vice Chairman & Managing Director:
Marinos S. Yannopoulos
Managing Director: Alexios A. Pilavios

## Investment

### Alpha Portfolio Investments

Chairman: George A. Provopoulos
Vice Chairman: Christos Ch. Giampanas

### Alpha Ventures

Chairman: Artemis Ch. Theodoridis
Vice Chairman: Christos Ch. Giampanas
General Manager: Pantelis I. Vernikos

### Alpha Investment Services

Chairman: Marinos S. Yannopoulos
Vice Chairman: John A. Catsoris
Managing Director:
Dimitrios P. Verriopoulos

## Insurance

### Alpha Insurance Company

Chairman: Photis P. Costopoulos
Vice Chairman: Stephanos N. Karathanassis
Managing Director: Doucas J. Paleologos
Executive Director & General Manager:
John L. Galanopoulos

## Real Estate

### Alpha Astika Akinita

Chairman & Managing Director:
Demetrios P. Mantzounis
Vice Chairman: Themistocles I. Corcontzelos
General Manager: Sotirios P. Gavriil

## Information Technology

### Delta Singular

Chairman: Andreas G. Drymiotis
Vice Chairman A': Marinos S. Yannopoulos
Vice Chairman B' & Executive Director:
Michael N. Kariotoglou
Managing Director: Antonios A. Kyriazis

## Services

### Icap

Chairman: George A. Provopoulos
Vice Chairman: Doucas J. Paleologos
Managing Director: Dimitris L. Maniatakis
General Manager: Napoleon B. Carantinos

### Systima Kinisis A.E.

Chairman & Managing Director:
Leonidas A. Maniatopoulos
Vice Chairman: John E. Soteriadis
General Manager: Evangelos Ch. Theodorou

## Hotels

### Ionian Hotel Enterprises

Chairman: Yannis S. Costopoulos
Vice Chairman: Constantine A. Kyriacopoulos
Managing Director: Demetrios P. Mantzounis
General Manager: Nicolas K. Roussos

**ALPHA BANK**

40 Stadiou Street, GR - 102 52 ATHENS
Telephone: +3010 326 0000
Telex: 218691 ACB GR, Fax: +3010 326 5438
Internet: www.alpha.gr
e-mail: secretariat@alpha.gr

DESIGNED AND COMPILED BY OLYMPIC DDB A.E.

ALPHA BANK

40 Stadiou Street, GR-102 52 ATHENS